UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from _____to_____

Commission file number: 001-39243

SKILLZ INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-4478274**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
6625 Badura Avenue	
Las Vegas, Nevada	**89118**
(Address of Principal Executive Offices)	(Zip Code)


(415) 762-0511

(Registrant's telephone number, including area code)


Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SKLZ	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2025 was approximately $80.3 million based on the closing price of such common equity on the New York Stock Exchange on such date.

As of March 27, 2026, the registrant had outstanding 12,170,492 shares of Class A common stock, par value $0.0001, and 3,430,063 shares of Class B common stock, par value $0.0001.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders (which is expected to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's 2025 fiscal year) are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the registrant's proxy statement shall not be deemed to be a part of this Annual Report on Form 10-K.

SKILLZ INC.

TABLE OF CONTENTS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This annual report contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Skillz Inc. ("Skillz"). These statements are based on the beliefs and assumptions of the management of Skillz. We also may provide forward-looking statements in oral statements or other written materials released to the public. Although Skillz believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Skillz cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "believes", "estimates", "expects", "projects", "forecasts", "may", "will", "should", "seeks", "plans", "scheduled", "anticipates", "intends" or similar expressions and the negatives of these words. Forward-looking statements contained in this annual report on Form 10-K (the "Annual Report") include, but are not limited to, statements about the ability of Skillz to:

- effectively compete in the global entertainment and gaming industries;
- attract and retain successful relationships with third-party mobile game developers ("developers" and each a "developer") that develop and update games hosted on Skillz's platform;
- drive brand awareness with end-users;
- invest in growth and development of employees;
- mitigate the commercial, reputational and regulatory risks;
- resolve ongoing litigation with Voodoo SAS, Papaya Gaming, and other litigation matters, including the suit filed against Tether Studios, LLC ("Tether");
- remediate during 2026 certain not-fully remediated material weaknesses in our internal control over financial reporting; and
- comply with evolving laws and regulations, including the applicable provisions of the recently passed One Big Beautiful Bill Act, as well as expectations applicable to its business, including with respect to cybersecurity, artificial intelligence ("AI") and corporate governance matters.

These forward-looking statements are based on information available as of the date of this Form 10-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Important factors could cause actual results to differ materially from those indicated or implied by forward-looking statements such as those contained in documents we have filed with the Securities and Exchange Commission ("SEC"). Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some of these risks and uncertainties include, but are not limited to, risks involved in our business and investing in our Class A common stock, par value $0.0001 per share (the "Class A common stock") discussed in "Part I. Item 1A. Risk Factors" of this Annual Report and those described elsewhere in this Annual Report or in our other SEC filings.

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, all of which are more fully described in the Risk Factors below. These risks include, but are not limited to:
- Our ability to attract and retain end-users, and do so in a cost-effective manner;
- Our ability to manage our growth effectively;
- Our ability to achieve profitability given our history of losses;

- Our reliance on our third-party developer partners to continue to offer a competitive experience in existing and new games on our platform;
- Risks related to the fact that a limited number of games account for a substantial portion of our revenue;
- Our reliance on third-party service providers including cloud computing services, payment processors, and infrastructure service providers, and our ability to manage our relationships with such providers or lose access to such services;
- The competitiveness of the broader entertainment industry;
- Risks associated with competitors that do not follow ethical fairness practices to grow their businesses.
- Risks associated with disruptive technologies, including artificial intelligence;
- Risks related to a variety of U.S. and foreign laws which our business is subject to, and which are subject to change and could adversely affect our business;
- Our ability to obtain, maintain, protect or enforce our intellectual property rights;
- Risks related to economic downturns and political and market conditions beyond our control;
- Risks related to the occurrence of a data breach or other failure of our cybersecurity or that of third parties with whom we interact;
- Our ability to timely and effectively remediate the material weaknesses in our internal controls over financial reporting or additional material weaknesses or other deficiencies in the future;
- Our ability to mitigate the commercial, reputational and regulatory risks to our business that may arise as a consequence of our need to restate our financial statements; and
- Risks related to corporate responsibility and reputation.

BASIS OF PRESENTATION

We are a smaller reporting company as defined in the Securities and Securities Exchange Act of 1934, as amended. Accordingly, we have utilized certain accommodations provided for scaled disclosures in its Annual Report and proxy statement. Accommodations utilized include (i) a two-year presentation of the audited financial statements and related notes, and management's discussion and analysis of financial condition and results of operations; (ii) reduced disclosures of certain executive compensation and stock performance information; and (iii) not disclosing quantitative and qualitative disclosures about market risk.

ITEM 1. BUSINESS

In this Annual Report, when we use the terms the "Company," "Skillz," "we," "us" and "our," unless otherwise indicated or the context otherwise requires, we are referring to Skillz Inc. and its wholly-owned subsidiaries.

Overview

We were founded on one simple belief: competition holds the power to unleash possibilities in all of us. We are all born with skills and when we are able to apply those skills through competition, we can achieve great things. That is the guiding principle behind why we are advancing competitive mobile gaming.

Our Company's mission is to bring out the best in everyone through competition. We believe our business model is unique in that we create both opportunities for game developers to turn their craft into financial success and opportunities for players to experience wins through our platform.

Our proprietary multi-player platform, a form of social media solution, provides interactive entertainment through competitive game content. We believe our platform democratizes the mobile gaming industry by "leveling the playing field" for developers worldwide, enabling us to deliver gaming experiences that our player community can trust. The trust and fairness we foster with our player community is part of the foundation upon which our business is built.

In March 2026, Aarki, our performance marketing platform business, rebranded as "RZR." The rebrand reflects an evolution of the platform's capabilities and market positioning and does not represent a change in ownership or legal structure.

Paired with RZR (formerly Aarki), our AI-powered advertising technology segment, Skillz operates an ecosystem that combines content, audience, and performance into a unified growth engine. RZR delivers advertising solutions that drive revenue growth for brands and mobile apps by leveraging billions of contextual bidding signals, proprietary machine learning, and behavioral models to engage audiences in a privacy-first world. We are increasingly focused on expanding into emerging performance channels such as connected television, as well as enhancing cross-channel measurement and optimization capabilities. As Skillz onboards new developers, RZR's platform is designed to power game title growth through user acquisition and monetization, continuously enhancing its machine learning engine, which in turn delivers improved outcomes for developers and greater efficiency for the Skillz platform.

Fair Play

Our proprietary platform fairly matches real players against other real players, which we believe is a bedrock of competition, and a critical tenet of skill-based gaming. We believe there are competitors that may not be following similar fairness practices and may utilize bots instead of matching their users against real human opponents.

In 2024, following a jury verdict finding AviaGames, Inc. ("AviaGames") willfully infringed one of Skillz's patents, the Company entered into a settlement. We believe the evidence we made public at trial showed the competitor and their executives were using bots to build their business, which we believe deceives players and harms our company's competitive position. Instead of being matched with real opponents, as advertised, we believe the evidence showed that players were unknowingly competing against bots. We believe the evidence made public at trial showed the competitor's use of bots allowed it to engineer the outcome of the matches and directly pocket the players' money.

Winning this case was a milestone for the Company as we continue our quest to uphold fair play and protect players from what we believe is fraudulent inducement, misrepresentation and the theft of billions of player dollars. We intend to continue to pursue our right to take action to help stop dishonest practices.

We are committed to this effort and believe that in addition to the trial verdict and settlement award won in 2024, we will prevail in similar circumstances in the future. Additionally, the Company made progress with an additional two lawsuits filed against our competitors, Papaya Gaming (as defined below) and Voodoo (as defined below), alleging that those competitors engaged in false advertising and unfair business practices in connection with their misuse of bots in mobile games, unbeknownst to players. We also note that class action lawsuits have already been filed against two of our competitors (i.e., AviaGames and Papaya Gaming). We are hopeful that government authorities will take note of our progress identifying fraudulent bot use in the industry and take action to protect players.

As we uncover proof of fraudulent use of bots at any company in this industry we intend to initiate additional actions that help protect both Skillz and players. Our goal is not to reduce competition, but rather to ensure that all organizations in our industry maintain the same level of commitment as we do to provide a transparent and fair player experience. Skillz will continue to combat the deceptive misuse of bots until systemic fraud in our industry is eliminated. For additional information, refer to Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report.

Our Focus and Strategy

We continue to focus on our operations and positioning our business for renewed growth. We believe that both our platform and advertising businesses are improving in performance, and as a result, we believe we are equipped to transition from a period of turnaround to one focused on sustainable growth.

Our strategy centers on building a portfolio of high-integrity, data-driven digital businesses that extend our existing core technology and platform capabilities. We believe the prevalence of bots in the skills-based gaming ecosystem has caused significant shifts in digital advertising and materially distorted customer-acquisition dynamics, including by significantly increasing customer-acquisition costs and a contraction in effective player retention for companies like Skillz who do not utilize bots to compete in real-money competitions. We believe the use of bots in skills-based games by certain of our competitors damaged overall player engagement and trust within the skill-based gaming market, which we continue to spend capital and resources to overcome.

As our businesses scale and we continue to execute on our path to profitability, we are focused on launching additional growth initiatives that leverage our proven capability to pioneer new markets. Our founder and Chief Executive Officer ("CEO"), Andrew Paradise, has a demonstrated history of innovation, including the mobile self-checkout industry and the mobile skill-gaming market. We believe this entrepreneurial foundation positions Skillz well to identify and create future opportunities at the intersection of technology, gaming, and competition.

Our Segments

Skillz

Our platform enables game developers to monetize their content through multi-player competition by integrating real-money tournaments, virtual prizes, and social competition features directly into their games. The platform provides a managed backend that supports key competitive functionality, including player matching, leaderboards, anti-cheat integrity systems, and payment processing. Our scalable multi-player platform allows for real-world prizes that go beyond one-off competitive implementations and provides for a repeatable, developer-accessible system. In exchange for access to our multi-player platform and monetization services, Skillz and its developers share in the aggregate entry fees paid by end users. Our platform capability highlights include:

- Monetize Through Competitions: Developers may earn revenue by hosting skill-based competitions where players pay entry fees, and Skillz takes a percentage of the pool.
- Player Matching: Automatically match players based on skill levels, ensuring fair and engaging gameplay experiences.
- Cross-Platform Support: The Skillz platform is compatible with Android, iOS, and some Unity-based games, allowing developers to reach a broad audience.
- Comprehensive Analytics: Developers have access to performance metrics, player insights, and revenue data through the Skillz dashboard.
- Focus on Game Development: With Skillz managing tournaments, payments, and player matching, developers can focus on building their games' core mechanics and experiences.

In addition to using its platform to partner with game developers, Skillz publishes select game titles, which are shared with the broader ecosystem.

RZR (formerly Aarki)

RZR is a performance marketing platform that enables advertisers to acquire, retain, and monetize users across mobile, connected television ("CTV"), and other digital channels. The platform utilizes proprietary machine learning and neural network-based architecture to optimize campaigns across user acquisition, retargeting, and brand performance objectives within a unified system. The platform processes large-scale data inputs in real time and applies predictive models to optimize bidding, targeting, and campaign performance across channels. While historically focused on mobile gaming, RZR now serves a broader set of industries, including consumer applications, retail, food and beverage, and entertainment.

At the center of this long-term vision is RZR's strategic integration with our Skillz platform. Together, we believe our Skillz platform and RZR form an ecosystem in which content creation, audience, and performance continuously reinforce one another. For our developers, RZR enables monetization through user acquisition and re-targeting, which we believe drives growth. The more Skillz developers use RZR, the better RZR's machine learning engine becomes, which we believe in turn drives better outcomes for the developers and drives more spend on the RZR platform.

Skillz Platform

Overview

We continue to work towards evolving our multi-player competitive gaming platform and thereby expanding the gaming market. Our technology platform aligns the interests of developers and gamers with respect to user monetization to reduce potential friction between these parties. Traditional mobile games utilize in-game advertisements or purchases, which we believe creates friction in the user experience, hurting engagement and retention. By monetizing user engagement primarily through prizes, we create an alternative for both developers and players of competitive games. With our system, the more gamers enjoy playing in contests for prizes and the longer they play, the more revenue we generate for our business. We believe this dynamic generates significantly stronger monetization for our business compared to traditional mobile game monetization.

Gamer Competition Engine

Our end-to-end technology platform enables mobile game developers to improve gameplay experiences and drive engagement, retention and revenue from their content. Our gamer competition engine, the software development kit, (the "SDK") contains hundreds of features, which allows for seamless over-the-air updates.

Rating and matching users is a challenging technical problem, as the fastest match is the next user in line to play, while the fairest match (i.e., a theoretically perfectly matched skill rating) could take a much longer time to find. User retention is sensitive to both fair matching and time to match; therefore, we have invested significantly in technology to optimize these competing objectives. Additionally, our multi-player platform includes security layers for gamers, enabling us to securely run free and fair prized-based competitions.

Our SDK includes many features that enhance the social experience such as in-game chat, friends, tournaments and leagues which allow players to interact and build relationships, strengthening the Skillz gaming community. Our players enjoy social experiences, by communicating during and after competitions, on topics ranging from sharing gameplay strategies to building healthy rivalries and making personal connections. We developed our "Friends" feature that allows players to invite others to the platform and play to further enhance the player experience.

Developer Console

Our intuitive developer dashboard enables our developer partners to rapidly integrate and monitor the performance of their games on our platform. The first step for a game developer integrating our tournament management system is to sign up for a free account on our developer portal. Developer onboarding has been optimized to enable developers to quickly and easily set up an account, access technical documentation, download the SDK and access customer support. Our developer portal has been built such that an average game developer can implement our SDK in about a day, with little or no technical support. Once a game goes live on our platform, the developer portal provides developers with a single system through which they can access analytics on user behavior and monetization for their games.

Live Operations

Delivering live operations in games is critical to user retention and engagement. Our live operations, or LiveOps, system manages and optimizes user experience across all the games on our platform. We have built a highly automated system to power LiveOps on our platform. LiveOps in mobile games on our platform encompasses everything from generating new events to creating new and exciting tournament formats.

With our highly automated system, we are able to run LiveOps for the games on our platform with what we believe is a fraction of the resourcing required by a typical game developer.

We run multivariate testing on our system settings to optimize user engagement and retention for games on our platform. Our system manages the presentation of tournament formats, frequency of events and merchandising of the Ticketz store, which is our in-game store that allows users to redeem prizes in exchange for tickets earned in gameplay on our platform ("Ticketz"). Ticketz can be redeemed within our loyalty program for prizes or credits to be used towards future paid-entry tournaments.

With our segment manager tool, we can administer important system settings for users on the platform, including the types of tournaments a user sees and is eligible to enter, deposit offers and promotions available to a user, and incentives and achievements presented to a user at various moments along their gaming journey.

Payment Infrastructure

We offer a payments infrastructure that includes ACH instant and fast withdrawals. We believe our technology capabilities are critical to building and maintaining trusted relationships with our developers and players.

Data Science

Our algorithms and machine learning technologies augment all facets of our platform. Key features of our proprietary data science technologies include anti-cheat, anti-fraud, player rating and matching, and a segmentation engine. We believe our technology capabilities are industry-leading and have helped to differentiate our product offerings and promote fair play.

High personalization is an integral element to enhancing the gamer experience on our platform. For example, we invented a technology for creating user segments based on dynamically linking behaviors. Our technology allows us to overlap, concatenate and exclude different behaviors to create new user journeys through game environments. We have identified dozens of different behavior sets, which enables us to increase the number of potential unique user journeys exponentially and dynamically adjust for a significantly more personalized experience.

We give gamers confidence to transact on our platform by delivering on our values of trust and fairness. We enable game developers to focus on what they do best: build great content. We provide developers of all sizes with a comprehensive technology platform enabling them to compete with the largest and most sophisticated mobile game developers in the world.

Safeguards

Strong anti-cheat and anti-fraud protections are among the most critical elements required to foster a healthy fair-play competitive ecosystem. Our systems need to continuously evolve to stay ahead of sophisticated attempts to defraud or stack the odds for one user over another user. As a component of our proprietary security systems, we use our robust data to analyze and build statistical maps to predict users' probable next outcome. This probability modeling then enables us to statistically detect anomalies, which are escalated for further review and remediation, where needed.

Our Developer Community

Smartphones have made video games more accessible, portable, and social. This has further driven the industry's growth with the emergence of technologically advanced and more powerful smartphones. Market players are also focusing on developing advanced gaming products and services to attract a larger customer base, which is positively influencing the overall industry. However, mobile video game developers increasingly struggle to get their content discovered and monetized. The introduction of standardized game development platforms and universally known distribution platforms such as the AppStore, Google Play, and Galaxy Store have resulted in a flood of game content to the market. Meanwhile, traditional methods used by game developers to monetize their content (e.g., primarily through advertisements or in-game purchases) have not kept pace. As a result, we believe that a massive amount of game content is not being discovered or monetized to its fullest potential.

Skillz provides a service to the game developers aimed at improving the monetization of their game content. The monetization service provided by Skillz allows developers to offer multi-player competition to their end-users which increases end-user retention and engagement.

We have a community of developers using our platform to bring their art to the world. Content creation has been democratized in recent years with the introduction of standardized game development and distribution platforms. Our self-serve platform enables our developer customers to integrate and monitor their game performance through sophisticated dashboards. This allows the developers to do what they do best — build great games — while we help them on other fronts by delivering services such as payments, analytics, LiveOps, prize fulfillment and customer service. Historically, a small number of games have accounted for a substantial portion of our revenue.

As part of our long-term efforts to grow the monetization of our mobile gaming ecosystem, in February 2025, we launched the $75 million Skillz Developer Program (the "Program"). We plan to deploy up to $75 million over the next three years through the Program by providing developers working capital and operational support. Our goal is to support approximately 25 games. However, we may use some of the capital allocated to the Program to support other opportunities that our management determines will better support the effort to monetize our mobile game ecosystem such as published and owned and operated game content. In addition, developers selected to participate in the Program will be provided with access to Skillz's team of employees and consultants, the Skillz' SDK and developer console, as well as end-user registration services, player matching, fraud and fair play monitoring and billing and settlement services.

Games on our platform initially go live with free-to-play capabilities, before applying for prized competitions. In an effort to provide an enticing mobile gaming experience, we carefully curate which games are enabled for prizes based on a number of criteria, to ensure we provide an enticing competitive mobile gaming experience. We actively monitor metrics such as, but not limited to, player liquidity inside each game (based on number of daily active users), the stability of each game (based on crash rates), user satisfaction (based on app store ratings), and user issues (as reported on support tickets). Games that do not meet our quality thresholds or are not determined by our proprietary algorithm to be skill-based are not prize enabled. We maintain player data and handle all communications with the players on behalf of our developers. This data model allows us to deliver effective monetization for the benefit of developers on our platform.

Games on Our Platform

We offer a wide range of gaming experiences for users. We enable game genres that can be played: (i) asynchronously; (ii) synchronously; or (iii) turn-based synchronously. An example of an asynchronous game would be a match-3 puzzle game or bingo game where users play the exact same game at different times and then the scores are compared when both contestants have played to determine the winner. An example of a synchronous game would be a real-time strategy game where users are making multiple moves simultaneously and then the winner is determined when the game ends. An example of a turn-based synchronous game would be a dominoes game in which users take turns in real-time and the winner is determined when the game ends.



Asynchronous - Blackout Bingo







Blackout BINGO!
PLAY NOW
DOUBLE POINTS
BINGO
YOU WON!
Exit
Play Again

PVP Sync - Dominoes Gold







DOMINOES GOLD
Board 16
Boneyard 14
GREAT EFFORT!
You placed 2nd
Go to Lobby

Turn-Based Sync - Pool Payday

  

Our Distribution

Our developers distribute their games through direct app downloads from our websites, as well as third-party platforms, such as the Apple App Store, which traditionally has been the main distribution channel for our developers' games. In accordance with the Apple App Store policy, Apple does not take any share of the end-user deposits on our system; however, Apple does receive a fee for end-user deposits made through Apple Pay.

Our Marketing

Our ability to cost-effectively acquire new users is important to our success. We acquire and engage users primarily through digital ad networks, our game developers and affiliate partners. We use paid marketing channels, in combination with compelling offers and exciting games, to achieve our objectives. We optimize our marketing investment across channels in order to generate targeted returns on our marketing spending.

In addition to promoting our product offerings via traditional paid advertising channels, we cross-promote our product offerings to our existing user base across our gaming ecosystem using a combination of content, contests and offers.

We have significant opportunities to extend our marketing channels to offline media and deploy omni-channel marketing strategies to further expand our business. For example, partnerships with celebrities and influencers have the potential to cost-effectively reach new users. Moreover, we intend to opportunistically engage in brand marketing to drive broader consumer and developer awareness of our platform.

With existing users, we seek to improve engagement and retention through engagement marketing programs that provide rewards and awards for players active on our platform. Players earn loyalty currency, called Ticketz, every time they play a paid entry contest. The frequency and amount of entry fees determine the amount of Ticketz that are earned. Players can earn trophies as awards for performing certain actions or achieving milestones in games, for which they receive Ticketz or credits in the form of promotional incentive that cannot be withdrawn and may only be used by end-users to enter paid-entry fee contests ("Bonus Cash"). Primarily, our users convert Ticketz to Bonus Cash. Ticketz earned through the loyalty rewards and awards programs can be redeemed in our in-app Ticketz Store for various prizes ranging from Skillz-branded apparel to luxury goods and vehicles. Approximately 73% and 93% of Ticketz were issued as a result of customers participating in paid tournaments in the years ending December 31, 2025 and 2024, respectively.

Our Customer Advocacy

We provide 24/7 support, VIP agents and trust and safety services to our players. The customer support team responds to all user inquiries including support for game crashes, payment issues, and loyalty program inquiries. For the year ended December 31, 2025, our customer support team achieved a high player customer satisfaction score (CSAT) for cash players. We have a robust VIP program that supports high value players. Our Trust & Safety team reviews any suspicious payments and chargebacks, and investigates anomalous scoring patterns and user reports of cheating, among other things. These suspected bad actors are reviewed on a case-by-case basis with several escalating levels of review, which ultimately may require an in-person play test on a Skillz-provided mobile device administered by a third-party security vendor to confirm the user's ability.

Our People

We were founded in 2012 by Andrew Paradise and Casey Chafkin. At Skillz, we believe that every employee contributes to shaping the future of interactive entertainment. We are a multinational technology company with offices in Las Vegas, San Francisco and Bangalore, India, with 370 employees as of December 31, 2025. The success of our business is driven in large part by our highly skilled workforce. Additionally, we rely on independent contractors and temporary personnel to supplement our workforce from time to time. None of our employees are represented by a labor organization or are a party to any collective bargaining agreement with respect to their employment by us.

Culture and Engagement

Skillz was founded on strong ethical principles, and we have intentionally grown and continue to grow values-first – scaling our workforce, services, customer portfolio, and investment partners purposefully. To ensure our culture remains positive and strong, we conduct periodic engagement surveys to gain a better understanding of what is important to our employees. We believe that as a result of our values, we have been able to identify, attract, engage and retain great people. Our seven core values define who we are, who we would like to be, and how we make decisions:



Building a World Class Team

At Skillz, we believe a team with diverse business and geographic backgrounds leads to greater innovation, performance and engagement, enabling differential business growth. We believe that hiring employees in countries that have significant talent in gaming and advertising technology is important as our business continues to evolve. As such, we have opened an office in India to attract and retain top industry talent with experience in gaming and gaming platforms.

Compensation and Benefits

We offer a compensation and benefits package with health and welfare programs for employees and family members. While the philosophy around our benefits is the same worldwide, specific benefits vary regionally due to local regulations and preferences. In addition, certain employees may be eligible for equity awards.

Our Competition

We primarily compete with alternative monetization services for mobile game content. This includes platforms that facilitate in-app advertisements and purchases, and other skill based platforms. We principally compete on a number of factors, including a robust technology toolset designed with the ability to convert, engage and retain users. Our developers compete for end-users with other forms of consumer discretionary entertainment that vie for the users' time and disposable income. This includes companies that provide video entertainment, music entertainment, social networking and other forms of leisure entertainment. The large companies in our ecosystem may play multiple roles, given the breadth of their businesses.

Our Intellectual Property

Our business relies substantially on the creation, use and protection of intellectual property. We protect our intellectual property by relying on international, federal, state and common law rights. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors. We actively pursue a strategic patent program designed to protect key aspects of our platform, technology and business model, as well as to support our competitive positioning within the skill-based gaming and real-money gaming industries. Our patent portfolio is focused on multiple categories of innovation, including, but not limited to: (i) core platform infrastructure and system architecture; (ii) tournament and competition formats, including matchmaking, scoring and anti-fraud mechanisms; (iii) payment processing, wallet functionality and real-money gaming systems; (iv) data analytics, machine learning and personalization technologies; and (v) user interface and gameplay optimization features. Our strategy includes both defensive and offensive objectives, including protecting our proprietary innovations, deterring potential infringement and, where appropriate, enabling licensing opportunities. We actively seek patent protection converging our inventions and as of December 31, 2025, we have 90 patents granted and 112 patents pending worldwide.

Government Regulation and Compliance

Regulation

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding skill-based gaming, consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export and national security, which are continuously evolving. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside of the U.S. It is also likely that as our business grows and evolves, particularly if we expand to other countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

State and federal laws in the U.S. and many other jurisdictions distinguish between games of skill and games of chance. We only enable games for paid entry-fee contests in jurisdictions in which skill-based gaming is permitted and not required to be licensed as gambling under applicable law. We use proprietary algorithms and data science tools designed to ensure that the degree of skill involved in affecting the outcome of a contest is sufficient to comply with applicable state laws. The scope and interpretation of the laws that are or may be applicable to the determination as to whether a contest is skill-based, and therefore beyond the scope of a state's gambling laws and licensing requirements, are subject to interpretation and evolving. We have not received any licenses, authorizations or approvals confirming that the paid entry-fee contests hosted on our platform comply with applicable laws. Our compliance is based on our interpretation of existing state and federal laws regarding skill-based gaming. There is a risk that existing or future laws in the states in which we operate may be interpreted in a manner that is not consistent with our current practices, and could have an adverse impact on our business and prospects. Additionally, existing and future laws that permit skill-based gaming may be accompanied in the future by restrictions or taxes that make it less feasible or impractical to operate in these jurisdictions.

It is possible that a number of laws and regulations may be adopted or construed to apply to us that could restrict the online and mobile industries, including with respect to player privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such prospective regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, or regulation of currency, banking institutions, unclaimed property or money transmission, may be interpreted to cover the games featured on our platform and the entry fees paid in respect of such contests. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may impede the growth of social game services and impair our business, financial condition or results of operations.

Compliance

We handle, collect, store, receive, transmit and otherwise process certain personal information of users and employees, and we are subject to federal, state and foreign laws related to the privacy and protection of such data, including the General Data Protection Regulation of the European Union ("GDPR") and the California Consumer Privacy Act ("CCPA"). The scope of data privacy laws and regulations worldwide continues to evolve, and we anticipate that the number of data privacy laws and the scope of individual data privacy and protection rights will increase.

We have developed internal compliance programs in an effort to comply with legal and regulatory requirements for skill-based gaming and with respect to data privacy and security. We use geofencing technology designed to restrict user access to paid entry fee contests to only those jurisdictions where video game contests of skill are permitted. While we are committed to compliance with all applicable laws and have developed appropriate policies and procedures in order to comply with the requirements of the evolving regulatory regimes, we cannot ensure that our compliance program will prevent the violation of one or more laws or regulations, or that a violation by us or an employee will not result in the imposition of a monetary fine.

Corporate Information

We were originally incorporated in the State of Delaware on January 15, 2020 as a special purpose acquisition company, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. In December 2020, we completed the transactions (the "FEAC Business Combination") contemplated by that certain Agreement and Plan of Merger, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corporation, a Delaware corporation ("FEAC"), FEAC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of FEAC ("Merger Sub"), Old Skillz (which we define as Skillz Inc. prior to the FEAC Business Combination and Skillz Platform Inc. after the FEAC Business Combination), and solely in his capacity as the representative of the Old Skillz stockholders, Andrew Paradise as stockholder representative (the "Merger Agreement"), including the merger of Merger Sub with and into Old Skillz, pursuant to which (i) Old Skillz survived the merger as a wholly owned subsidiary of Skillz Inc. ("New Skillz") and (ii) the Old Skillz stockholders and the holders of Old Skillz options and warrants exchanged their Old Skillz capital stock and Old Skillz options for equity interests in New Skillz.

On June 23, 2023, the Company's effectuated the one-for-twenty reverse stock split of its issued and outstanding shares of Common Stock. As a result of the reverse stock split, every 20 shares of issued and outstanding Common Stock were combined and converted into one issued and outstanding share of Common Stock, and the number of authorized shares of Common Stock was reduced proportionately. The par value per share of Common Stock remains unchanged. The Company's Class A common stock began trading on a split-adjusted basis on the New York Stock Exchange (the "NYSE") at market open on June 26, 2023. All share and per-share amounts have been retrospectively adjusted to reflect the impact of the reverse stock split.

Our mailing address is 6625 Badura Ave, Las Vegas, NV 89118, and our telephone number is (415) 762-0511. Our Class A common stock is listed on the NYSE under the symbol "SKLZ." Unless the context requires otherwise, the words "Skillz," "we," "Company," "us" and "our" refer to Skillz Inc. and our wholly-owned subsidiaries.

Available Information

Our website is located at www.skillz.com, and our investor relations website is located at http://investors.skillz.com/. We file reports with the SEC, and copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the SEC. The SEC also maintains a website that contains our SEC filings. The address of the site is www.sec.gov. We use our http://investors.skillz.com/ and www.skillz.com websites as a means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD.

The contents of, or information accessible through, our websites are not incorporated by reference into this Annual Report or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this Annual Report, including our consolidated financial statements and related notes.

Risks Related to Our Industry

Competition within the broader entertainment industry is intense and our existing and potential users may be attracted to competing forms of entertainment such as television, movies and sporting events, as well as other entertainment and gaming options on the internet. If our platform and games available through our platform do not continue to be popular, our business, financial condition, results of operations and prospects would be materially adversely affected.

We compete for users' limited discretionary time and spending against a wide range of traditional and digital entertainment options, many of which are more established and better resourced. Our industry is characterized by rapid technological change, evolving consumer preferences, and intense competition from both large, well-capitalized companies and emerging entrants. Competitors may develop more compelling products, invest more heavily in development and marketing, adopt aggressive pricing or promotional strategies, or establish strategic partnerships that enhance their market position.

Advancements in artificial intelligence may further intensify competition, and our failure to effectively incorporate such technologies into our platform could impair our competitiveness and reduce our market share. In addition, ongoing industry consolidation may result in larger competitors with greater scale, broader offerings, and expanded geographic reach. If we are unable to maintain user engagement or grow our market share, our business, financial condition, and results of operations could be adversely affected.

We are subject to risks associated with competitors that do not follow ethical fairness practices to grow their businesses.

Consistent with our advertising, marketing and branding, each head-to-head match coordinated through our platform is between two real players. However, we believe some of our competitors, despite advertising and marketing to the contrary, deploy algorithmic competitors ("bots") in games offered on their platforms such that real players are matched against bots instead of other real players. By matching bots against real players, we understand that competitors can engineer the outcome of such matches and make economic gains at the cost of players. As a result, these competitors may be able to build their businesses at a faster rate and with more cost efficiencies than we are able to, which hurts our competitive position amongst "fair play" skill-based gaming platform providers.

We have worked, and will continue to work, towards helping to stop these dishonest practices. In February 2024, we and Big Run Studios, Inc. ("Big Run") brought suit against AviaGames for false advertising, copyright infringement, and violations of California's state unfair competition law in relation to AviaGames' use of bots on its platform. We are currently involved in other ongoing litigation with other defendants in relation to similar claims related to bot misuse. In April 2024, we, Big Run and AviaGames' entered into a settlement agreement that resolved the bot misuse litigation with respect to AviaGames, but there is no guarantee we will resolve our other ongoing bot misuse litigation on favorable terms. Additionally, although we intend to initiate additional actions to protect our company and players, our ability to bring claims related to bot misuse depends on our ability to detect bot misuse. It may be difficult to detect bot users who advertise and market themselves as fair play skill-based gaming platform providers. Moreover, it may be difficult or impossible to obtain evidence of bot use in a competitor's or potential competitor's products, which would prevent us from successfully deterring bot misuse among our competitors.

Our business model heavily depends upon the proliferation of mobile devices, the continued compatibility between the games featured on our platform and major mobile gaming operating systems, web browsers and upon third-party platforms for the distribution of such games. If such third parties interfere with the distribution of our products or offerings, or if our expectations with respect to mobile devices and our compatibility with third party operating systems are incorrect, our business, financial condition, results of operations and prospects would be adversely affected.

The number of people using mobile internet-enabled devices has increased dramatically over time and we expect that this trend will continue. However, the mobile market, particularly the market for mobile games, may not grow in the way we anticipate. Our future success is substantially dependent upon the continued growth of the market for mobile games. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we could experience a decline in revenue and Gross Marketplace Volume ("GMV") and may not achieve the anticipated return on our development efforts. Any such decline in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, results of operations and prospects.

The substantial majority of users access the games featured on our platform through the direct download on their mobile devices of apps developed by our developer partners. Our business model depends upon the continued compatibility between these apps and the major mobile operating systems, technologies, networks and standards that we do not control, such as the Android and iOS operating systems, and any changes, bugs, security, technical or regulatory issues in such systems, changes to our relationships with mobile manufacturers or carriers, or in their terms of service or policies that degrade our offerings' functionality, reduce or eliminate our ability to distribute our offerings, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges related to delivering our offerings, could adversely affect our product usage and monetization on mobile devices. Third parties with whom we do not have any formal relationships control the design of mobile devices and operating systems. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability of users to download apps or access specified content on mobile devices.

In addition, we rely upon third-party platforms, such as the Apple App Store, for distribution of the games featured on our platform. The promotion, distribution and operation of apps are subject to the respective distribution platforms' standard terms and policies for application developers, which are very broad and subject to frequent changes and differing interpretations. Furthermore, the distribution platforms may not enforce their standard terms and policies for application developers consistently and uniformly across all applications and with all publishers. A platform provider may also change its fee structure, add fees associated with access to and use of its platform and alter how developers and publishers are able to advertise on the platform. Such terms and policy changes may decrease the visibility or availability of the games featured on our platform, which could adversely affect our business, financial condition or results of operations. In addition, we may be subject to changes in the policies or structures of online platforms for purchase and download mobile applications that may negatively impact the number of organic downloads of our games.

If the growth of high-bandwidth capabilities, particularly for mobile devices, is slower than we expect, end-user growth, retention, and engagement may be seriously harmed. Additionally, to deliver high-quality content over mobile cellular networks, the games offered through our platform must work well with a range of mobile technologies, systems, networks, regulations, and standards that we do not control. In addition, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the Internet, including laws governing Internet neutrality, could decrease the demand for our platform and increase our cost of doing business. Specifically, any laws that would allow mobile providers in the United States or abroad to impede access to content, or otherwise discriminate against our content, such as providing for faster or better access to our competitors, over their data networks, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks associated with disruptive technologies, including AI.

Presently, we employ AI, machine learning technologies, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (collectively, "AI Technologies") throughout our business, and are making significant investments in this area. AI technologies present risks related to data quality, bias, cybersecurity, intellectual property, regulatory compliance, and market acceptance. If our AI systems are improperly designed, trained on inadequate or biased data, or used without sufficient oversight, our products, operations, and reputation could be adversely affected.

We also rely on third-party AI providers and infrastructure, and any disruption, cost increase, or change in terms could adversely affect our operations.

Historically, a limited number of games have accounted for a substantial portion of our revenue. If these games were to become less popular or be removed from our platform and we are unable to identify and market suitable replacements, our business and prospects could suffer.

Historically, our top games and related developers have accounted for a substantial portion of our revenue earned from the Skillz platform. For the year ended December 31, 2025, Tether accounted for 51% of our revenue and Big Run accounted for 23% of revenue. These games, and the related developers, have historically been subject to our terms of service, which include, among other things, developer exclusivity for certain periods of time, as modified by negotiated agreements. The negotiated agreements provide Skillz with the discretion, but not the obligation, to provide marketing support for specified games and for revenue sharing with the developers that is more favorable to Skillz than our standard terms. These negotiated agreements restrict the removal of the applicable games from our platform for at least 12 months following termination.

As previously disclosed, on August 29, 2025, we received a notice ("Notice") from Tether indicating that Tether is terminating all of its various agreements with us (the "Tether Agreements"), including our terms or services, effective as of September 1, 2025. Tether's Notice provides that Tether is terminating the Tether Agreements for convenience, while also asserting grounds for termination for cause (effective as of September 28, 2025) in the event its termination for convenience is not held as effective by a competent tribunal. We believe the termination notice to be invalid and in breach of Tether's obligations under the Tether Agreements.

Certain of the Tether Agreements restrict the removal of two games covered thereby, Solitaire Cube and 21 Blitz, from the Company's platform for at least 18 months following termination. During the post-termination period, Skillz has the option, but not the obligation, to host paid competitions for such games on the platform.

Following receipt of the Notice, on September 1, 2025, we filed suit in the Court of Chancery of the State of Delaware, seeking injunctive and declaratory relief in relation to Tether's breach of the Tether Agreements. The Company is also disputing Tether's allegations with respect to the grounds for termination of the Tether Agreements for cause. We intend to defend our position, but can provide no assurances regarding the outcome of the claim and the impact it may have on our business. See "– We have been and continue to be party to litigation and we may be subject to future litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business" below for additional information related to risks associated with our litigation.

If we are unable to negotiate new terms with Tether (or, when necessary, with any other top developers) or any new terms are less favorable to us, or if our litigation against Tether is unsuccessful, and games were to be removed from our platform and we are unable to identify and market suitable replacements, there may be a material adverse effect on our business and results of operations.

We rely on our third-party developer partners to develop and update all of the game features on our platform not tied to our SDK. The decision of developers to remove the SDK from their games or changes in the terms of our commercial relationship with third-party developers could adversely impact our financial condition, results of operations and prospects. In addition, the failure of developers to provide timely and reliable updates to their games could adversely impact our financial condition, results of operations and prospects.

We rely significantly on third-party developers to create and maintain the games offered on our platform, and our success depends on our ability to establish and sustain favorable commercial relationships with these developers, including through initiatives such as our Developer Accelerator program. These relationships are generally governed by standard terms of service, and in some cases, negotiated agreements. However, competition for high-quality developers is intense, and there can be no assurance that existing developers will continue to support our platform or provide new content.

If we are unable to attract or retain developers, if the terms of these relationships become less favorable, or if developers remove or fail to update their games, including timely integration of our SDK, our platform performance, user engagement, and financial results could be adversely affected. In addition, we may not realize a return on capital deployed to support developer initiatives.

We may also make strategic investments or adjust developer terms to support long-term relationships, which could adversely impact our short-term operating results. These efforts may not yield the anticipated long-term benefits, and our business, financial condition, and results of operations could be harmed.

It may become increasingly difficult and more expensive for us to acquire players for our games and we may not achieve a positive return on investment on our user acquisition efforts.

User acquisition is critical to our business and may become more difficult and costly due to increasing competition in mobile and real-money gaming. We rely primarily on digital advertising networks, developers, and affiliate partners, and depend on paid marketing to drive user growth. If new game launches or marketing efforts fail to attract sufficient users, our revenue and operating results could be adversely affected.

Our marketing strategy is designed to generate a positive return on investment, which requires accurate assumptions regarding user engagement and lifetime value. If these assumptions prove inaccurate, or if user acquisition costs exceed the revenue generated from acquired users, our operating results and financial condition could be materially harmed.

Our growth will depend on the ability to attract and retain end-users who participate in paid-entry fee contests, and the loss of such end-users, or failure to attract new end-users in a cost-effective manner, would adversely affect our business, financial condition, results of operations and prospects.

Our business depends on maintaining a successful platform for third-party developed games that end-users will download and pay entry fees to compete in. As a result, our business relies on our ability to engage with players by consistently and timely making available through our platform games that are engaging, trustworthy and competitive with compelling content, features and events.

The success of the games featured on our platform depends, in part, on unpredictable and volatile factors beyond our control, including consumer preferences, competing games, new mobile platforms and the availability of other entertainment experiences. Our end-users have accounts in which they make deposits and hold prior winnings. If the games offered on our platform do not meet consumer expectations, if they are not marketed in a timely and effective manner, or if end-users decide to withdraw prior winnings rather than apply such winnings as entry fees to enter subsequent paid contests on our platform our revenue cash flow and financial performance will be negatively affected. End-user liability as of December 31, 2025 amounted to $8.2 million and is reflected in our balance sheet within other current liabilities. Typically, these funds are returned to end-users if they choose to withdraw them from their account.

In addition to the market factors noted above and elsewhere in these risk factors, our ability to successfully attract games to our platform and the ability of such games to achieve commercial success will depend on our ability to:

- achieve benefits from player acquisition costs;
- achieve viral organic growth and gain user interest in our featured games through free or paid channels;
- adapt to changing player preferences;
- adapt to new technologies and feature sets for mobile and other devices;
- attract, retain and motivate talented and experienced third-party game developers to our platform;
- partner with mobile platforms and obtain featuring opportunities;
- continue to adapt to an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;
- achieve and maintain successful end-user engagement;
- host games that can build upon or become franchise games;
- accurately forecast the timing and expense of our operations, including costs to secure and retain game developers and end-user adoption;
- minimize and quickly resolve bugs or outages negatively impacting our platform or games on our platform; and
- acquire and successfully integrate high quality mobile game assets, personnel or companies.

These and other uncertainties make it difficult to know whether our platform will succeed in continuing to host successful games and new games and features in accordance with our operating plan. If we do not succeed in doing so, our business, financial condition, results of operations and reputation could suffer.

If users engage in criminal, inappropriate or fraudulent activities that seek to exploit our platform and users, our ability to attract and retain developers and users may be harmed, which could have an adverse impact on our reputation, business, financial condition and operating results. If we fail to detect fraud or theft, including by end-users and employees, our reputation and brand may suffer, which could negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation.

We have incurred, and may continue to incur, losses from fraudulent activities, including unauthorized payments, use of stolen or invalid payment methods, identity theft, and other financial fraud. We may be held liable for fraudulent transactions, even if approved by financial institutions. Failure to detect or prevent such activity in a timely manner could result in financial losses, operational disruption, and reputational harm.

In addition, third parties may develop "cheating" tools that exploit vulnerabilities in games on our platform, including automating gameplay, enabling collusion, or otherwise undermining fair play. These activities may degrade user experience, reduce player and developer engagement, and result in lost revenue, increased costs, and potential liability.

Advances in AI may further increase the sophistication and scale of fraud and cheating, as well as the risk of unauthorized access to or misuse of data. Our inability to effectively prevent or mitigate these risks could adversely affect our business, financial condition, results of operations, and reputation.

Maintaining and enhancing our brand and reputation is critical to our business prospects. Failure to maintain or grow our brand and reputation could harm our business, financial condition and results of operations.

Our brand and reputation are critical to attracting, retaining, and growing our developer and user base. If we fail to maintain or enhance the "Skillz" brand, including through adequate trademark protection, our growth and competitiveness could be adversely affected. Our reputation depends in part on our ability to provide high-quality, reliable, and secure games on our platform. Product defects, bugs, security vulnerabilities, unpopular platform changes, or low-quality content may harm user experience, reduce trust, and damage our brand.

Our brand may also be negatively affected by fraudulent, abusive, or illegal activity on our platform, including cheating or conduct by users acting under false identities, as well as any failure to respond effectively to such activity or user concerns. In addition, actual or perceived regulatory non-compliance, or governmental, regulatory, or legal inquiries or actions, could harm our reputation regardless of outcome.

We have been and expect to continue to be subject to media, investor, and regulatory scrutiny relating to our platform, business practices, and operations. Any such scrutiny, including relating to game quality, data privacy, intellectual property, employment practices, or litigation, could damage our brand and adversely affect our business, financial condition, and results of operations.

Companies and governmental agencies may restrict access to platforms, our website, mobile applications or the Internet generally, which could lead to the loss or slower growth of players on the Skillz platform.

Players generally need to access the Internet and in particular platforms or our website to play the games available on the Skillz platform. Companies and governmental agencies could block access to any platform, our website, mobile applications or the Internet generally for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit employees from accessing Apple or Google and our website or any social platform. If companies or governmental entities block or limit such or otherwise adopt policies restricting players from playing the games available on the Skillz platform, our business could be negatively impacted and could lead to the loss or slower growth of players on the Skillz platform.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

Certain of our key metrics, including Monthly Active Users ("MAUs"), Paying Monthly Active Users ("Paying MAUs"), Average Revenue Per Monthly Active User ("ARPU"), Average Revenue Per Paying Monthly Active User ("ARPPU"), Gross Marketplace Volume ("GMV"), Average GMV Per Paying Monthly Active User, Average GMV Per Monthly Active User, Average end-user incentives, included as sales and marketing expense, per paying active user, and average end-user incentives, included as sales and marketing expense, per playing active user, are calculated using data tracked by our internal analytics systems based on tracking activity of user accounts. MAUs means the number of end-users who entered into a paid or free contest hosted on Skillz's platform at least once in a month, averaged over each month in the period. Paying MAUs means the number of end-users who entered into a paid contest hosted on Skillz's platform at least once in a month, averaged over each month in the period. ARPU means the average monthly revenue in a given period divided by average monthly MAUs in that period. ARPPU means the average monthly revenue in a given period divided by average monthly Paying MAUs in that period. Average GMV Per Paying Monthly Active User means the average GMV in a given month divided by Paying MAUs in that month, averaged over the period. Average GMV Per Monthly Active User means the average GMV in a given month divided by MAUs in that month, averaged over the period. Average end-user incentives, included as sales and marketing expense, per paying active user reflects the average end-user incentives included in sales and marketing expense in a given month divided by Paying MAUs in that month, averaged over the period. Average end-user incentives, included as sales and marketing expense, per playing active user reflects the average end-user incentives included in sales and marketing expense in a given month divided by MAUs in that month, averaged over the period. The analytics systems for these metrics and the resulting data have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across the end-user base, and factors relating to user activity and systems may impact these numbers. The calculation of our key metrics and examples of how user activity and our systems may impact the calculation of these metrics is described in detail under the heading titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If we determine that we can no longer calculate any of our key metrics with a sufficient degree of accuracy, and we cannot find an adequate replacement for the metric, our business, financial condition or results of operations may be harmed. In addition, if advertisers, platform partners or investors do not perceive end-user metrics to be accurate representations of the end-user base or end-user engagement, or if we discover material inaccuracies in end-user metrics, our reputation may be harmed and advertisers and platform partners may be less willing to allocate their budgets or resources to our products and services, which in either case could negatively affect our business, financial condition, results of operations, reputation and prospects.

Our strategy to expand internationally will be subject to increased challenges and risks; our growth prospects and market potential will depend on our ability to operate in a number of jurisdictions and if we fail to do so our business, financial condition, results of operations and prospects could be impaired.

Our ability to grow our business will depend on our ability to offer our product offerings in a large number of jurisdictions or in heavily populated jurisdictions. If we fail to remain in large jurisdictions or in a greater number of mid-market jurisdictions, this may prevent us from expanding the footprint of our product offerings, increasing the end-user base and/or generating revenues. We cannot be certain that we will be able to conduct our skill-based gaming operations in any particular jurisdiction. Any failure could have a material adverse effect on our business, financial condition, results of operations and prospects.

One of our growth strategies is to expand our business outside the United States. An important part of targeting international markets is developing offerings that are localized and customized for the players in those markets. Our ability to expand our business and to attract talented employees and players in international markets will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:

- inability to host certain games in certain foreign countries;
- challenges caused by distance, language and cultural differences;
- developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;
- competition from local game makers with significant market share in those markets and with a better understanding of player preferences;
- utilizing, protecting, defending and enforcing our intellectual property rights;
- the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;
- implementing alternative payment methods for virtual items in a manner that complies with local laws and practices and protects us from fraud;
- compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content and consumer protection;
- compliance with anti-bribery laws, including the Foreign Corrupt Practices Act;
- credit risk and higher levels of payment fraud;
- currency exchange rate fluctuations;
- protectionist laws and business practices that favor local businesses in some countries;
- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the U.S. or the foreign jurisdictions in which we operate;
- political, economic and social instability;
- higher costs associated with doing business internationally;
- export or import regulations; and
- trade and tariff restrictions.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition and operating results could be adversely affected. Additionally, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business, financial condition, results of operations and prospects.

We rely on information technology ("IT") and other systems and platforms, and any failures, errors, defects or disruptions in our or our vendors' or other partners' systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our business, financial condition, operating results and growth prospects.

Our technology infrastructure is critical to the performance of our platform and offerings and to the satisfaction of our developer partners and users. We devote significant resources to network and data security that are designed to protect our systems and data, including resources devoted to the rapid evolution and increased adoption of AI technologies. However, cybersecurity incidents, including breaches, computer malware, computer hacking, ransom-related extortion events, system failures, fraud, data loss, and insider threats have become more prevalent in our industry, and our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that our current or future infrastructure protection technologies and disaster recovery plans can prevent or mitigate such cybersecurity incidents, any of which could have a material adverse effect on our business, financial condition, results of operations, reputation, and liquidity. Moreover, such incidents could result in disruption of our operations and the services we provide to users, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties that cannot be estimated or predicted. We may be required to expend significant additional resources to comply with such laws and regulations, incur fines for noncompliance, and otherwise be exposed to litigation and regulatory action as a result thereof. We have experienced and will continue to experience hacking attacks and attempted attacks of varying degrees from time to time. Given our prominence in the gaming industry, we believe we are a particularly attractive target for hackers. Additionally, rapidly evolving technology and capabilities (including AI), evolving changes in the sources, capabilities and targets for cybersecurity attacks, as well as the increasing sophistication of cyber criminals increase the risk of material data compromise or business disruption.

Our vendors and other third parties with whom we do business, such as our developer partners, are also subject to the foregoing risks, and we do not have any control over them. We have experienced, and we may in the future experience, system disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact, individually or in the aggregate to date; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, including violations of applicable privacy and other laws which can result in significant fines, governmental investigations and enforcement actions, legal and financial exposure, contractual liability and damage to our reputation, each of which could materially adversely affect our business, financial condition, results of operations, reputation and prospects.

In addition to our proprietary AI Technologies, we use AI Technologies licensed from third parties in our operations and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Furthermore, certain of the data that we use in developing our AI Technologies is licensed from third parties, and we are dependent upon our ability to obtain necessary data licenses within appropriate time frames and on commercially reasonable terms, and such third parties' assurances that such data was obtained and provided to us lawfully. Our data suppliers may withhold their data from us in certain circumstances, for example: if there is a competitive reason to do so; if we breach our contract with a supplier; if they are acquired by one of our competitors; or if new laws or case law restrict the use or dissemination of the data they provide. Additionally, we could terminate relationships with our data suppliers if they fail to adhere to our data quality, vendor or other standards. If a substantial number of data suppliers were to withdraw or withhold their data from us, or if we sever ties with our data suppliers based on their inability to meet our standards, our ability to develop our AI Technologies could be adversely impacted.

Additionally, the games offered through our platform may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch. If a particular game is unavailable when users attempt to play it or navigation through our platform is slower than they expect, users may be unable to properly engage in the games we host. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of end-users, harm our reputation, cause end-users to stop utilizing our platforms, divert our resources and delay market acceptance of our offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects.

If our developer and the end-user base and engagement continue to grow, and the amount and types of games offered through our platform continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy end-users' needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our platform. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies or other catastrophic events.

We believe that if our third-party developers or users have a negative experience with our platform or services, or if our brand or reputation is negatively affected, developers and users may be less inclined to continue or to engage with our platform. As such, a failure or significant interruption in our service would harm our reputation, business and operating results.

In addition, as we expand our business and acquire more users, it is important that we continue to maintain a high level of customer service and satisfaction. As our paying user base continues to grow, we will need to expand our customer service and personnel, which will require more complex management and systems. If we are not able to continue to provide high levels of customer service, we may lose acquired users.

We primarily rely, and expect to continue to rely, on Amazon Web Services ("AWS") to deliver our offerings to users on our platform and any failure or disruption of or interference with our use of AWS could adversely affect our business, financial condition, results of operations and prospects.

Our technology infrastructure is critical to the performance of our platform and to the satisfaction of our developer partners and users, as well as our corporate functions. Our platform and company systems run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control and which would require significant time and expense to replace. We expect this dependence on third parties to continue. We have suffered interruptions in service in the past, including when releasing new software versions or bug fixes, and we may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. If any such interruption were significant and/or prolonged it could adversely affect our business, financial condition, future prospects, results of operations or reputation. Further, if a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all.

In particular, a significant portion of our game traffic, data storage, data processing and other computing services and systems is hosted by AWS. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us.

To the extent we or our third-party service providers do not effectively respond to any interruptions, upgrade systems as needed and continually develop technology and network architecture to accommodate traffic, our business, reputation, financial condition or results of operations could be adversely affected. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance. Furthermore, our disaster recovery systems and those of third parties with which we do business may not function as intended or may fail to adequately protect our critical business information in the event of a significant business interruption, which may cause interruption in service of our games, security breaches or the loss of data or functionality, leading to a negative effect on our business, financial condition or results of operations.

In addition, in the event that any of our agreements with these third party service providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting or cloud computing providers. Although alternative providers could host our platform on a substantially similar basis, such transition could potentially be disruptive and we could incur significant costs in connection with such transition.

Our use of third-party open-source software and AI Technologies could negatively affect our ability to offer our products and services through our platform and subject us to possible litigation.

We have incorporated, and may in the future incorporate, third-party open-source software in our technologies. Open source software is generally licensed by its authors or other third parties under open-source licenses. From time to time, companies that use third-party open-source software have faced claims challenging the use of such open-source software and requesting compliance with the open-source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the applicable open-source licensing terms. Some open-source software licenses require end-users who use, distribute or make available across a network software and services that include open-source software to offer to the public aspects of the technology that incorporates the open-source software for no cost, make publicly available source code (which in some circumstances could include valuable proprietary code) for modifications or derivative works created based upon incorporating or using the open-source software and/or to license such modifications or derivative works under the terms of the particular open-source license. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release or license the source code of our proprietary software to the public. Additionally, if a third-party software provider has incorporated open-source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. While we have internal processes and use tools designed to help us monitor and comply with the licenses of third-party open-source software and protect our valuable proprietary source code, we may inadvertently use third-party open-source software in a manner that exposes us to claims of non-compliance with the terms of their licenses, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open-source software licenses, almost none of which have been tested in courts of law to provide guidance of their proper legal interpretations, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open-source software. If we were to receive a claim of non-compliance with the terms of any of these open-source licenses, we may be required to publicly release certain portions of our proprietary source code, expend substantial time and resources to re-engineer some of our software, or pay damages, settlement fees or a royalty to use certain open-source software. Any of the foregoing could disrupt and harm our business.

Additionally, we use certain third-party AI Technologies that are made available under an open source or open weights license. Such freely available open AI Technologies may not always be actively maintained or supported by the provider and as such, may have heightened risks of introducing inaccuracies or vulnerabilities into our business operations or products or services. Further, if the licensor for such open AI Technologies developed their models by training on data that was inaccurate, biased or for which it did not have the appropriate rights, we could be subject to claims or lawsuits arising from our use or modification of such AI Technologies, including for infringement of third-party intellectual property. In addition, our usage of open AI Technologies may limit our ability to protect our intellectual property rights or proprietary data, or subject us to new payment or non-compete obligations for any products or services we seek to commercialize that use such open AI Technologies.

In addition, the use of third-party open-source software or open AI Technologies typically exposes us to greater risks than the use of third-party commercial software as open-source licensors generally do not provide support, warranties, controls, indemnification or other contractual protections regarding the functionality or origin of the software. Use of open-source software or open AI Technologies may also present additional security risks as the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business, financial condition, results of operations and prospects and could help our competitors develop products and services that are similar to or better than ours.

We rely on third-party providers to validate the identity and identify the location of end-users, and if such providers fail to perform adequately, or if we do not maintain business relationships with them, our business, financial condition, results of operations and prospects could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that we rely on will perform adequately, or be effective. We rely on our geolocation and identity verification systems to ensure we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our platform in compliance with law, or at all, and would adversely affect our business, financial condition, results of operations and prospects. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings. Our third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party services providers may result in their inability to accurately determine the location of end-users. Moreover, our inability to maintain our existing contracts with third-party services providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition, results of operations, prospects and reputation could be adversely affected.

We rely on third-party payment processors to process deposits and withdrawals made by end-users on the platform, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition and results of operations could be adversely affected. Further, we may have difficulty accessing the services of banks, credit card issuers and payment processing services providers, which may make it difficult to sell our products and services.

We rely on a limited number of third-party payment processors to handle deposits and withdrawals on our platform. If these providers terminate or fail to renew their agreements on acceptable terms, experience outages, errors, or security incidents, or are unable to support our needs, we may lose the ability to process payments or timely pay users, which could damage trust in our platform and adversely affect our ability to attract and retain players.

Nearly all of our payments are made by credit card, debit card or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to users that may be subject to additional regulations and risks. We are also subject to a number of other laws and regulations relating to the payments we accept from end-users, including with respect to money laundering, money transfers, privacy and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to end-users. If any of these events were to occur, our business, financial condition, results of operations and prospects could be materially adversely affected.

Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain offerings to some users, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or the users on our platform violate these rules.

Our payment activities are subject to extensive card-network rules and laws governing money transmission, fraud prevention, and data security. Noncompliance, new or reinterpreted network rules, or reluctance by banks and processors to serve gaming businesses could increase our costs, limit payment options, or restrict our operations. If we were unable to maintain Skillz's bank accounts or end-users were unable to use their credit cards, bank accounts or e-wallets to make deposits and withdrawals from our platforms it would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges which could result in an inability to implement our business plan. Any disruption in our payment processing capabilities could materially adversely affect our business, financial condition, and results of operations.

We rely on other third-party service providers and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

Our success depends in part on our relationships with our third-party service providers. If those providers do not perform adequately, end-users may experience issues or interruptions with their experiences on our platform. Furthermore, if any of our partners terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and we may not be able to secure similar terms or replace such providers in an acceptable time frame. We also rely on software and services supplied by third parties, such as game content, and our business may be adversely affected to the extent such game content does not meet our expectations, contains errors or vulnerabilities, is compromised or experiences outages. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations and prospects. Further, any negative publicity related to any of our third-party partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We incorporate technology from third parties into our platform. We cannot be certain that our licensors are not infringing, misappropriating or otherwise violating the intellectual property rights of others or that our suppliers and licensors have sufficient rights to such technology in all jurisdictions in which we may operate. In addition, some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology as a result of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain such technology or enter into new agreements on commercially reasonable terms, our ability to develop our platform could be severely limited and our business could be harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition and results of operations and prospects.

Our workforce and operations have fluctuated substantially since our inception. If we are unable to effectively manage future expected growth, our financial performance and future prospects will be adversely affected.

We have experienced rapid growth since our inception, which has increased the complexity of our operations and placed significant demands on our management, personnel, systems, and internal controls. Continued expansion may strain our resources, and our existing infrastructure, procedures, and controls may not be sufficient to support future growth. Failure to effectively manage operational scaling, upgrade our technology and financial systems, or hire and retain qualified personnel could result in inefficiencies, service disruptions, or loss of users, any of which could adversely affect our business, financial condition, and operating results.

In addition, maintaining an engaged, diverse, and inclusive workforce is critical to our innovation and long-term success. Misalignment between organizational values and employee expectations, or failure to effectively manage evolving social, cultural, or diversity priorities, could harm morale, productivity, and retention, and damage our reputation. As our organizational structure becomes more complex, we strive to implement consistent policies and controls across regions. If we fail to do so, or if future restructuring or reductions in force produce unintended attrition, lower morale, or reputational harm, our ability to attract and retain talent and achieve operational objectives could be materially and adversely affected.

The growth and success of our business will depend on the performance of the current and future employees of Skillz, including certain key employees. Recruitment and retention of these individuals is vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.

Our ability to compete and grow depends heavily on the efforts and talents of our employees and senior management, including our Co-Founder and CEO, Andrew Paradise. The loss of Mr. Paradise or other key members of our leadership team could disrupt our operations and adversely affect our business, financial condition, and results of operations. We do not maintain key-person insurance or long-term employment agreements with our senior executives. We have recently experienced several management transitions, including changes in our Chief Financial Officer, Chief Accounting Officer, Chief Strategy Officer, Corporate Controller, and General Counsel roles, and we continue to recruit for certain key positions. Executive transitions and related succession activities may result in operational disruption, loss of institutional knowledge, and difficulty attracting or retaining other key personnel.

Our success also depends on our ability to attract, develop, and retain highly skilled employees in a competitive labor market, particularly engineers, product managers, and data scientists. Ongoing turnover, competition for talent, and market uncertainty have placed significant demands on our organization. If we fail to attract or retain qualified personnel, our ability to execute our strategic and operational objectives could be impaired. Additionally, volatility in our stock price or changes in equity compensation practices may reduce the effectiveness of our incentive programs and increase employee attrition. Any failure to effectively recruit, retain, and motivate key executives and employees could materially and adversely affect our business, financial condition, results of operations, and prospects.

Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition, results of operations and prospects.

Our games and contests are discretionary purchases, and demand for our platform is sensitive to changes in global and domestic economic conditions. Inflation, rising interest rates, reduced consumer confidence, higher unemployment, constrained consumer credit, and downturns in financial markets may reduce users' disposable income and spending on our platform. Ongoing economic uncertainty may also make consumer spending patterns more volatile and difficult to predict.

In addition, geopolitical conflicts and related sanctions, trade restrictions, or supply chain disruptions—including those involving Russia and Ukraine, China and Taiwan, Israel and Gaza, Israel, and the United States and Iran—may further disrupt global markets and economic conditions. Any sustained economic weakness or geopolitical instability could adversely affect our user engagement, revenue, and overall business, financial condition, results of operations, and prospects.

Global climate change, the occurrence of an earthquake, other natural disaster or other significant business interruption at or near any of our facilities could cause damage to our facilities and equipment and interfere with our operations.

There is evidence of global climate change, which could present risks to our future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or flooding. Such extreme weather conditions could pose physical risks to our facilities and disrupt operation of our third-party developer partners, service providers and our game players and may increase operational costs. Any new climate-related rules, as well as other changes the government might implement, could impose significant new burdens on us and our third-party developer partners and service providers, with significant costs and operational impacts, and adversely impact our ability to maintain our platform and operate successfully.

The requirements of being a public company, including compliance with the Exchange Act and the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), may strain our resources and divert management's attention, the increases in legal, accounting and compliance expenses may be greater than we anticipate, and there can be no assurance that we will continue to satisfy these obligations.

In December 2020, we became a public company, and as such, have incurred, and will continue to incur (and particularly now that we are no longer an "emerging growth company"), significant legal, accounting and other expenses that Skillz did not incur as a private company. We are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the NYSE, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. In addition, these rules and regulations have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We have incurred and expect to incur in the future significant expenses and devote substantial management effort toward the remediation of material weaknesses. We will need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses.

Further, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We must invest resources to comply with evolving laws, regulations and standards, and such investment may result in further increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and there could be a material adverse effect on our business, financial condition, cash flows and results of operations.

Our international business exposes us to risks relating to regulation, currency fluctuations and political or economic instability in foreign markets, which could have a material adverse effect on us.

We conduct business internationally, including engaging a significant portion of our workforce in Bangalore, and we intend to continue to do so in the future. International operations are subject to certain risks, such as unexpected changes in laws, policies and regulatory requirements, including, but not limited to, regulations related to trade controls; increased cost of localizing systems in foreign countries; increased sales and marketing and research and development expenses; availability of suitable export financing; timing and availability of export licenses; imposition or increases of taxes, tariffs, embargoes and other trade barriers; political and economic instability; issues related to the political relationship between the United States and other countries; effects of austerity programs or similar significant budget reduction programs; potential preferences by prospective customers to purchase from local (non-U.S.) sources; and fluctuations in currency exchange rates, foreign exchange controls and restrictions on cash repatriation; compliance with international laws and U.S. laws affecting the activities of U.S. companies abroad; challenges in staffing and managing foreign operations; difficulties in managing distributors; requirements for additional liquidity to fund our international operations; difficulties in obtaining or enforcing judgments in foreign jurisdictions; ineffective legal protection of our intellectual property rights in certain countries; potentially adverse tax consequences; potential difficulty in making adequate payment arrangements; and potential difficulty in collecting accounts receivable. As a result of these and other risks, we may be unsuccessful in implementing our business plan or we may not be able to achieve the revenues that we expect.

Risks Relating to Legal and Regulatory Matters

We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could harm our business, financial condition, results of operations, reputation or prospects.

We receive, store and process personal information and other data relating to our employees and business contacts, as well as player data, and we enable our players to share their personal information with each other and with third parties, including on the Internet and mobile platforms. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other player data on the Internet and mobile platforms, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. A number of these laws, rules and regulations require us to provide notification to players, investors, regulators and other affected parties in the event of a security breach of certain personal data, or require the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement.

Various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In the United States, there are numerous federal and state privacy laws, data breach notification laws, and consumer protection laws. For example, the State of California's passage of the CCPA, which went into effect on January 1, 2020, created new privacy rights for consumers residing in the state. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA allows for the California Attorney General to impose civil penalties and also provides a privacy right of action for certain data breaches. California voters also recently passed the California Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers' rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other states such as Virginia have also adopted similar privacy laws that became enforceable in 2023, or are considering adopting similar data protection laws, which may go into effect throughout 2025 and beyond. In addition, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. There is also increased attention being given to the collection of data from minors. For instance, the Children's Online Privacy Protection Act ("COPPA") requires companies to obtain parental consent before collecting personal information from children under the age of 13.

We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR, which became effective in May 2018, greatly increased the European Commission's jurisdictional reach of its laws and added a broad array of requirements for handling personal data. The European Union ("EU") member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal international data relates, the transfer of personal data out of the European Economic Area ("EEA") or the United Kingdom, security breach notifications restrictions and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Recent legal developments in Europe have created further complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. In July 2020, the Court of Justice of the European Union ("CJEU") invalidated the EU-U.S. Privacy Shield Framework ("Privacy Shield") under which personal data could be transferred from the EEA to the United States. While the CJEU upheld the adequacy of standard contractual clauses, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Further, the United Kingdom's decision to leave the EU has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retain the GDPR in the United Kingdom's national law. These laws require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers. Additionally, on August 1, 2024, the EU Artificial Intelligence Act (the "EU AI Act") entered into force, and establishes a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements are expected to apply from August 2, 2026, though the European Commission has proposed an extension to December 2, 2027 (such extension is not yet finalized or effective). The

EU AI Act applies to companies that develop, use and/or provide AI in the EU and authorizes fines for certain breaches of up to 7% of worldwide annual turnover. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses and other mechanisms cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we do business, the geographical location or segregation of our relevant operations, and could adversely affect our financial results.

Additionally, the regulatory framework for AI Technologies is rapidly evolving. Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI Technologies, and many federal, state and foreign government bodies and agencies have enacted or are currently considering additional laws and regulations governing AI. The impact of these emerging AI laws and regulations is still uncertain. Existing laws and regulations may be enjoined in judicial proceedings, or may be interpreted or enforced in ways that would affect the operation of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot predict the impact future laws, regulations, or standards, or the market perception of their requirements, may have on our business or how we will respond to these laws or regulations.

In the United States, the regulatory framework for AI Technologies faces significant uncertainty. At the federal level, Congress has yet to enact comprehensive AI legislation. Instead, federal policy on AI has been shaped by a series of executive orders that have shifted priorities and requirements substantially depending on the administration in power.

In the absence of comprehensive federal AI legislation, states have enacted laws regulating different aspects of AI Technologies creating a patchwork of regulations and a complex compliance challenge. For example, California has enacted several laws and regulations related to AI safety protocols, reporting and transparency, among other AI-related topics. In addition, Colorado's Artificial Intelligence Act will require developers and deployers of "high-risk" AI systems to implement certain safeguards against algorithmic discrimination (among other requirements), Utah's Artificial Intelligence Policy Act establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interaction, and the Texas Responsible Artificial Intelligence Governance Act prohibits the development and deployment of AI systems for certain purposes while establishing a regulatory sandbox. Moreover, state AI laws such as Colorado's Artificial Intelligence Act and various comprehensive state privacy laws, including the CCPA, regulate the use of automated decision making technology that results in legal or similarly significant effects on individuals, and provide rights to individuals with respect to that automated decision making. Many states have also enacted sector-specific AI laws, including related to the use of AI for health-related purposes and financial services.

The durability of these state AI laws and the potential of additional state-level legislative activity faces uncertainty following President Trump's December 2025 Executive Order "Ensuring a National Policy Framework for Artificial Intelligence." This Executive Order establishes a federal policy favoring a uniform national AI regulatory framework designed to promote innovation and U.S. global competitiveness. The order directs federal agencies to identify, challenge, and potentially pre-empt state and local AI laws that are viewed as inconsistent with or burdensome to this national approach. It remains to be seen how agencies will effectuate this directive, and how states will approach AI legislation moving forward. Any or all of the foregoing regulatory developments could affect our use of AI and our ability to provide, improve or commercialize our services, require changes to our operations and processes, and materially adversely affect our business, results of operations, and financial condition. Further, any failure or perceived failure by us to comply with existing or newly enacted laws, regulations and other requirements relating to AI Technologies could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions.

Compliance with GDPR, CCPA, COPPA and similar legal requirements adopted in the United States and in other non-U.S. jurisdictions has required us to devote significant operational resources and incur significant expenses. We expect the number of jurisdictions adopting their own data privacy laws to increase, which will require us to devote additional significant operational resources and incur additional significant expenses related to our compliance, monitoring, and control obligations and will also increase our exposure to risks of claims by our players that we have not complied with all applicable data privacy laws.

We strive to comply with applicable laws, policies, legal and contractual obligations and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably attainable. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, policies, legal obligations or industry codes of conduct may be passed, or existing laws, policies, legal obligations or industry codes of conduct may be interpreted in such a way that could require us to take further compliance steps and/or could prevent us from being able to offer services to citizens of a certain jurisdiction or may make it costlier or more difficult for us to do so. Any failure or perceived failure by us to comply with our privacy policy and terms of service, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, investigations, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which could have an adverse effect on our business, financial condition, results of operations, reputation or prospects. Additionally, if third parties we work with, such as players, vendors or developers violate applicable laws or our policies, such violations may also put our players' information at risk and could in turn have an adverse effect on our business, financial condition, results of operations, reputation or prospects.

Our data practices are subject to a complex and evolving framework of federal, state, and international privacy, data protection, and security laws, including the GDPR, UK GDPR, CCPA, CPRA, COPPA, and similar laws in other jurisdictions. Failure, or perceived failure, to comply with applicable privacy and data protection laws, contractual commitments, or our own policies— or any actual or suspected data breach or misuse of personal information—could result in regulatory investigations, litigation, fines, penalties, loss of player trust, and reputational harm. In particular, international data transfer restrictions and heightened enforcement of data protection requirements in the United States, European Union, and United Kingdom could increase our compliance burden, limit our ability to operate efficiently across markets, and materially and adversely affect our business, financial condition, results of operations, and reputation.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business, financial condition, results of operations and growth prospects. Any change in existing laws, or their interpretation, or the regulatory climate applicable to our platform and services, or changes in tax laws or interpretation thereof related to our platform and services, could adversely impact our ability to operate our business as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding skill-based gaming, consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, AI, export and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly outside the U.S. In 2022, the Australian Taxation Office completed a comprehensive review of the Company's tax obligations and determined the Company was required to register for the Goods and Service Tax in Australia. The Company then conducted a review of other foreign jurisdictions and determined it was liable for indirect taxation in various countries. See Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report for further details. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices, and could have an adverse effect on our business, financial condition, results of operations and growth prospects. It is also likely that as our business grows and evolves, particularly if we expand to other countries, we will become subject to laws in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws.

State and federal laws in the U.S. distinguish generally between games of skill and games of chance. We only enable games for paid entry-fee contests in states in which skill-based gaming is permitted and not required to be licensed as gambling under applicable state law. We use proprietary algorithms and data science tools designed to ensure that the degree of skill involved in affecting the outcome of a contest is sufficient to comply with applicable state laws. The scope and interpretation of the laws that are or may be applicable to the determination as to whether a contest is skill-based, and therefore beyond the scope of a state's gambling laws and licensing requirements, are subject to interpretation and evolving. There is a risk that existing or future laws in the states in which we operate may be interpreted in a manner that is not consistent with our current practices, and could have an adverse impact on our business and prospects. Additionally, existing and future laws that permit skill-based gaming may be accompanied in the future by restrictions, licensing requirements or taxes that make it impractical or less feasible to operate in these jurisdictions.

It is possible that a number of laws may be adopted or construed to apply to us that could restrict the online and mobile gaming industries, including player privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, or regulation of currency, banking institutions, unclaimed property or money transmission may be interpreted to cover the games and contests featured on our platform and the entry fees paid in respect of such contests. If that were to occur, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may become subject to additional regulation and oversight, all of which could be time consuming and significantly increase our operating costs. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing jurisdictions or into new jurisdictions may negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions. Regulatory authorities may have broad powers with respect to the regulation and licensing of skill- based gaming operations and may revoke, suspend, condition or limit such licenses, impose substantial fines on us or take other actions, any one of which could have a material adverse effect on our business. We will strive to comply with all applicable laws and regulations relating to our business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules. Non-compliance with any such law or regulations could expose us to claims, proceedings, litigation and investigations by private parties and government authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business, financial condition, results of operations, growth prospects and reputation.

Governmental authorities could view us as having violated applicable laws, despite our efforts to comply. There is also a risk that civil and criminal proceedings, brought by or on behalf of prosecutors or public entities or incumbent providers of entertainment and gaming services, or private individuals, including class actions, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in the skill-based gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, restrict, or regulate various aspects of the skill-based gaming industry (or that existing laws in those jurisdictions will not be interpreted negatively by governmental authorities). Compliance with any such legislation may have a material adverse effect on our business, financial condition results of operations and prospects, either as a result of our determination that a jurisdiction should be blocked, or that a local license or approval may be costly for us or our business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Changes in tax laws or tax rulings could materially affect our effective tax rates, financial position and results of operations.

Currently, Skillz is subject to indirect taxation and reporting in various domestic and international jurisdictions. The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. For example, in July 2025, the U.S Congress enacted the One Big Beautiful Bill Act, which includes significant provisions, including tax cut extensions and modifications to the international tax framework. While Skillz continues to evaluate the impact of these legislative changes as additional guidance becomes available, uncertainty remains regarding the timing and interpretation by tax authorities in affected jurisdictions. These legislative changes could have an adverse impact on Skillz's future effective tax rate, tax liabilities, and cash tax.

Additionally, there is no guarantee that the tax regime to which we are subject in the U.S. and abroad will not change to our detriment. In addition, from time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. For example, many countries in the European Union, as well as a number of other countries, including India, and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Any significant changes to our future effective tax rate may result in a material adverse effect on our business, financial condition and results of operations. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits could intensify the efforts of governments to raise revenues through increases in gaming taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, tax authorities may impose indirect taxes on internet-related commercial activity based on existing statutes and regulations which, in some cases, were established prior to the advent of the Internet. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as the skill-based gaming industry. The application of such laws may be inconsistent from jurisdiction to jurisdiction.

We have been and continue to be party to litigation and we may be subject to future litigation in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

We are, and in the future may again become, involved in claims, suits, government investigations, and proceedings with various plaintiffs arising in the ordinary course of our business, including actions with respect to intellectual property claims, privacy, data protection or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted. Regardless of their outcomes, such legal proceedings can have an adverse impact on us in light of legal costs, diversion of management and other personnel, and other factors. It is possible that a resolution of one or more such proceedings could result in liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, or requiring a change in our business practices, products or technologies, which could in the future materially and adversely affect our business, financial condition, and results of operations.

Additionally, we are, and in the future, may again become, involved in claims, suits and proceedings with various parties. As a result of such litigation, we are, and into the future may again become party to various settlement agreements pursuant to which the parties agree we have the right to recover cash settlement amounts. However, we may not be able to collect such settlement amounts on a timely basis or at all, especially during periods of macroeconomic uncertainty. Difficulties in enforcing settlement agreements and collecting settlement amounts could have a material adverse effect on our business, financial condition and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. We do not maintain "key man" insurance policies on any of our officers or employees. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations and financial condition.

Risks Relating to Data Security and Intellectual Property

Failure to obtain, maintain, protect or enforce our intellectual property rights could harm our business, results of operations, financial condition and prospects.

Our success depends in part on our ability to protect our intellectual property, including our proprietary technology, content, brand, and know-how. We rely on a combination of copyrights, patents, trademarks, trade secret laws, and contractual protections, but these measures may be insufficient to prevent unauthorized use, infringement, misappropriation, or disclosure of our intellectual property. We may not be able to detect or effectively enforce against all violations, and any litigation to protect our rights could be costly, time-consuming, and uncertain in outcome. Intellectual property laws may offer less protection in certain jurisdictions, and our existing or future applications may not result in enforceable rights.

We may also face claims that our products, technologies, or content infringe or misappropriate the rights of others, which could result in costly disputes, damages, injunctions, or requirements to modify our offerings or obtain licenses on unfavorable terms. Failure to adequately protect our intellectual property or to avoid infringement claims could harm our competitive position, reputation, business, financial condition, and results of operations.

While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of applications and registration costs as well as the costs of defending and enforcing these rights. We may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in certain foreign countries because effective intellectual property protection may not be available to us in every country in which our services are available, and our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States because of the differences in foreign patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf of each party that has or may have had access to our confidential information, know-how and trade secrets and cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could harm our competitive position, business, financial condition, results of operations, and prospects.

We have filed, and may continue in the future to file, copyright, trademark and patent applications to protect certain of our innovations and intellectual property. This process can be expensive and time-consuming, and we do not know whether any of our applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow the claims in our patent applications. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented, invalidated, or declared unenforceable through administrative processes or litigation, and we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our rights to our intellectual property. Therefore, the exact effect of our efforts to protect our intellectual property cannot be predicted with certainty. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business, results of operations, financial condition or prospects.

Additionally, a number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation and financial condition.

We may use AI Technologies, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, AI Technologies have sometimes generated content that is "substantially similar" to proprietary or open source code on which the AI tool was trained. If the AI Technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patent, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI generated software code. If our tools generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. Finally, to the extent we use third-party AI Technologies to develop software code, the terms of use of these tools may state that the third-party provider retains rights in the generated code.

We currently hold various domain names relating to our brand, including Skillz.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our online app. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and counter suits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or costlier technologies into our platform or harm our reputation or brand and business, financial condition and results of operations. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect our ability to compete.

Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to our third party developer partners, potential developer partners and end game users may become confused, and our ability to attract new developers and users may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations, financial condition, reputation and prospects.

Our commercial success also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property rights of others. We may face allegations that we have infringed, misappropriated or otherwise violated the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors and non-practicing entities. We may also be subject to claims that our employees, consultants or other advisors have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our intellectual property. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to stop offering certain features of our platform in a particular geographic region or worldwide, pay significant royalties, settlement costs or damages (including treble damages and attorneys' fees if we are found to have willfully infringed intellectual property rights), obtain licenses (which may not be available on acceptable terms or at all), modify our platform and features, or develop substitutes. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. Furthermore, even if intellectual property disputes do not result in litigation, the time and resources necessary to resolve them could harm our business, results of operations, financial condition and reputation.

Risks Related to Financial Matters

Our operating history and our history of operating losses make it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

Our operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by growth companies in constantly evolving industries, including companies in the technology sector. If we do not address these risks successfully, our business may be harmed.

We have experienced net losses in each period since inception. As of December 31, 2025, we had an accumulated deficit of $1,091.7 million. The industry in which we operate is highly competitive, rapidly changing (including changes with respect to advancements in AI), and relies heavily on continually introducing compelling content, products and services. As such, if we, in combination with our third-party developers, fail to deliver such content, products and services, do not execute our strategy successfully or if our new content launches are delayed, our revenue growth, overall revenue or user metrics may decline, and our operating results will suffer.

In addition, our operating margin may experience downward pressure as a result of increasing competition, increased user acquisition costs and the other risks discussed in this Annual Report. We expect to continue to expend substantial financial and other resources on expanding our developer and consumer base, our technology, the expansion of our platform, and marketing. Our operating costs will increase and our operating margins may decline if we do not effectively manage costs, launch new products on schedule that monetize successfully and enhance the games featured on our platform. We rely primarily on digital advertising networks to acquire new users to the platform. Increases in digital advertising costs, including on a per user basis, could have a material adverse effect on our business, financial condition and results of operations, including on our ability to achieve profitability. Neither our user acquisition costs nor our lifetime customer value are assured, and thus we cannot assure you that this ratio will not further decline over time. In addition, we cannot assure you that digital advertising costs will not continue to increase in 2026 or any other future period.

If our revenue does not increase to offset any additional expenses, if we fail to manage or experience unexpected increases in operating expenses or if we are required to take additional charges related to impairments or restructurings, our business, financial condition, results of operations and prospects may be materially adversely affected.

Our results of operations may fluctuate due to seasonality and other factors and, therefore, our periodic operating results will not be guarantees of future performance.

Our financial results and operations in any given period may be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including the impact of seasonality, and the other risks and uncertainties set forth herein, and therefore may not fully reflect the underlying performance of our business. Consumer engagement with our gaming platform may decline or fluctuate as a result of a number of factors, including the popularity of the underlying games, the user's level of satisfaction with our platform, the ability of our developer partners to improve and innovate games, our ability to adapt our platform, outages and disruptions of online services, the availability of alternative live events or entertainment, the services offered by our competitors, our marketing and advertising efforts or declines in consumer activity generally as a result of economic downturns, among others. Any decline or fluctuation in the recurring portion of our business may have a negative impact on our business, financial condition, results of operations or prospects.

We may invest in or acquire other businesses, and our business may suffer if we miscalculate the value or benefits of such acquired businesses, if we are unable to successfully integrate acquired businesses into our company or otherwise manage the growth associated with multiple acquisitions.

We intend to evaluate and pursue acquisitions and strategic investments. Each of these acquisitions will require unique approaches to integration due to, among other factors, the structure of the acquisitions, their locations and cultural differences among their teams and ours. If we are unable to obtain the anticipated benefits from these acquisitions and strategic investments, or we encounter difficulties in integrating their operations with ours, our business, financial condition, results of operations and prospects could be materially harmed. Challenges and risks from such investments and acquisitions include:

- negative effects on business initiatives and strategies from the changes and potential disruption that may follow the acquisition;
- diversion of our management's attention;
- declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, or future prospects;
- the need to integrate the operations, systems, technologies, products and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;
- the difficulty in determining the appropriate purchase price of acquired companies may lead to the overpayment for certain acquisitions and the potential impairment of intangible assets and goodwill acquired in the acquisitions;
- the difficulty in successfully evaluating and utilizing the acquired products, technology or personnel;
- the potential incurrence of debt, contingent liabilities, amortization expenses or restructuring charges in connection with any acquisition;
- the need to implement controls, procedures and policies appropriate for a larger, U.S.-based public company at companies that prior to acquisition may not have as robust controls, procedures and policies, in particular, with respect to the effectiveness of cyber and information security practices and incident response plans, compliance with privacy and other regulations protecting the rights of developers and users, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company's operations;
- the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges and integrating and reporting results for acquired companies that have not historically followed generally accepted accounting principles ("GAAP");
- the fact that we may be required to pay contingent consideration in excess of the initial fair value, and contingent consideration may become payable at a time when we do not have sufficient cash available to pay such consideration;
- under purchase accounting, we may be required to write off deferred revenue which may impair our ability to recognize revenue that would have otherwise been recognizable which may impact our financial performance or that of the acquired company;
- risks associated with our expansion into new international markets and doing business internationally, including those described under the risk factor caption "Our strategy to expand internationally will be subject to increased challenges and risks";
- in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;
- the need to transition operations, third-party developers and players onto our existing or new platforms and the potential loss of, or harm to, our relationships with employees, third-party developers, players and other suppliers as a result of integration of new businesses;

- the implications of our management team balancing levels of oversight over acquired businesses which continue their operations under contingent consideration provisions in acquisition agreements;
- our dependence on the accuracy and completeness of statements and disclosures made or actions taken by the companies we acquire or their representatives, when conducting due diligence and evaluating the results of such due diligence; and
- liability for activities of the acquired company before the acquisition, including intellectual property and other litigation claims or disputes, cyber and information security vulnerabilities, violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business, financial condition, results of operations, prospects or reputation. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Acquisitions could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our financial condition and results of operations and dilute the economic and voting rights of our stockholders.

We may require additional capital to support our growth plans or refinance our existing indebtedness, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business, financial condition, results of operations and prospects.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Our outstanding debt, which matures in December 2026, is secured by substantially all of our assets and includes restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Additionally, if we seek to access additional capital or increase our borrowing, there can be no assurance that financing and credit may be available on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition or results of operations may be harmed.

Our investment portfolio and our ability to access cash and cash equivalents may become impaired by deterioration of the financial markets.

Our cash equivalent and investment portfolio is invested with a goal of preserving our access to capital, and generally consists of money market funds, corporate debt securities, U.S. government and government agency debt securities, mutual funds, certificates of deposit and time deposits. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards, permissible allocations of certain sectors and limits our exposure to specific investment types, and we believe our current investment portfolio has a low risk of material impairment. However, volatility in the global financial markets can negatively impact the value of our investments. Investments in some financial instruments may pose risks arising from market liquidity and credit concerns. Lastly, changing circumstances and market conditions, some of which may be beyond our control, could impair our ability to access our existing cash and cash equivalents and investments and to timely pay key vendors and others. If banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, we may be unable to access, and we may lose, some or all of our existing cash and cash equivalents and investments to the extent those funds are not insured or otherwise protected by the FDIC.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial health and our ability to execute our business strategy.

As of December 31, 2025, the aggregate indebtedness under our senior secured notes was $129.7 million, which matures in December 2026. We expect to maintain significant levels of indebtedness going forward. Our indebtedness could have important consequences including:

- making it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under our debt instruments, including restrictive covenants, could result in an event of default under the indenture governing our senior secured notes or agreements governing future indebtedness;
- increasing our vulnerability to adverse general economic and industry conditions;
- limiting our flexibility in planning for, or reacting to, changes in the economy and our industry;
- placing us at a competitive disadvantage compared to our competitors with less indebtedness;
- making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes; and
- potentially requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund our other business needs.

The instruments governing our indebtedness impose certain restrictions on our business, and future such instruments could impose new restrictions on our business.

The indenture governing our senior secured notes, contains certain covenants imposing restrictions on our business. These restrictions may affect our ability to operate our business, to plan for, or react to, changes in the market conditions or our capital needs and may limit our ability to take advantage of potential business opportunities as they arise. The credit facility and the indenture governing the senior secured notes include covenants restricting, among other things, our ability to do the following under certain circumstances:

- incur or guarantee additional indebtedness or issue certain disqualified or preferred stock;
- pay dividends or make other distributions on, or redeem or purchase any equity interests or make other restricted payments;
- make certain acquisitions or investments;
- create or incur liens;
- transfer or sell assets;
- incur restrictions on the payment of dividends or other distributions from our restricted subsidiaries;
- alter the business that we conduct;
- enter into transactions with affiliates;
- conduct buy-back or share repurchase programs; and
- consummate a merger or consolidation or sell, assign, transfer, lease or otherwise dispose of all or substantially all our assets.

In addition, the instruments contain customary events of default upon the occurrence of which, after any applicable grace period, the indebtedness could be declared immediately due and payable.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to service or repay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on, and to refinance our debt, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business may not generate cash flow from operations in the future sufficient to satisfy our obligations under our current indebtedness and any future indebtedness we may incur and to make necessary capital expenditures. Our ability to refinance our outstanding indebtedness or future indebtedness will depend on market conditions and our financial position at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms when needed, which could result in a default on our indebtedness.

Risks Related to Ownership of Our Class A Common Stock

The trading price of our Class A common stock has been, and may continue to be, volatile, and the value of our Class A common stock may decline.

The market price of our Class A common stock has been and may continue to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition and operating results;
- changes in projected operational and financial results;
- changes in laws or regulations applicable to our offerings;
- the commencement or conclusion of legal proceedings that involve us;
- actual or anticipated changes in our growth rate relative to our competitors;
- announcements of new offerings by us or our competitors;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;
- additions or departures of key personnel;
- issuance of new or updated research or reports by securities analysts;
- the use by investors or analysts of third-party data regarding our business that may not reflect our financial performance;
- fluctuations in the valuation of companies perceived by investors to be comparable to us;
- sales of our Class A common stock;
- repurchases of our Class A common stock, including both repurchases as part of publicly announced programs and outside of such programs;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
- impact of the recent elections in the United States; and
- general economic and global market conditions.

Furthermore, the stock markets frequently experience extreme price and volume fluctuations that affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, elections, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. As a result of such fluctuations, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We are currently the target of this type of litigation, and may continue to be such a target in the future, which could result in substantial costs and divert our management's attention from other business concerns.

Furthermore, the trading price of our Class A common stock may be adversely affected by third-parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our Class A common stock, regardless of our operating performance.

There can be no assurance that we will be able to remain in compliance with the continued listing standards of the NYSE.

The NYSE considers a listed company to be out of compliance with its continued listing standards if, among other things, the average closing price of the company's stock is less than $1.00 over a period of 30 consecutive trading days. If the listed company does not regain compliance within the NYSE's six-month cure period, it will be subject to delisting.

Our Class A common stock could also be delisted if (i) our average market capitalization over a consecutive 30 trading-day period is less than $15 million, or (ii) our Class A common stock trades at an "abnormally low" price. In either case, our Class A common stock would be suspended from trading on the NYSE immediately, and the NYSE would begin the process to delist our Class A common stock, subject to our right to appeal under NYSE rules. Additionally, the NYSE considers a listed company to be out of compliance with its continued listing standards if the company's average global market capitalization over a 30 consecutive trading-day period is less than $50.0 million and, at the same time, the company's stockholders' equity is less than $50.0 million. If any of these were to occur, there is no assurance that any appeal we undertake in these or other circumstances would be successful, nor is there any assurance that we will remain in compliance with the other NYSE continued listing standards.

If we fail to satisfy the NYSE's continued listing standards, our Class A common stock will be subject to delisting. Delisting from the NYSE would likely have a negative effect on the liquidity and market price of our Class A common stock, reduce the number of investors willing to hold or acquire our Class A common stock, limit or reduce the amount of analyst coverage we receive, and impair your ability to sell or purchase our Class A common stock when you wish to do so. In addition, a delisting from the NYSE might negatively impact our reputation and, as a consequence, our business. Additionally, if we were delisted from the NYSE and we are not able to list our Class A common stock on another national exchange we will not be eligible to use Form S-3 registration statements, which would delay our ability to raise funds in the future, limit the type of offerings of Class A common stock we could undertake, and increase the expenses of any offering.

In the event of a delisting of our Class A common stock, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our Class A common stock, prevent our Class A common stock from dropping below the NYSE minimum share price requirement or prevent future non-compliance with the NYSE's listing standards. Additionally, if our Class A common stock is not listed on, or becomes delisted from, the NYSE for any reason, and is quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our Class A common stock may be more limited than if we were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your Class A common stock unless a market can be established or sustained.

We are a "controlled company" within the meaning of the rules of the NYSE and our stockholders do not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of our directors is held by an individual, a group or another company, we will qualify as a "controlled company" within the meaning of the NYSE corporate governance standards. As of December 31, 2025, Mr. Paradise controlled 87% of the voting power of our outstanding capital stock. As a result, we are presently a "controlled company" within the meaning of the NYSE corporate governance standards and will not be subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the Board's selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

Mr. Paradise's equity interest in us may be diluted due to future equity issuances by us or his own actions in selling shares of Class B common stock in each case, which could result in a loss of the "controlled company" exemption under the NYSE listing rules. We would then be required to comply with corporate governance protections of the NYSE listing requirements described above.

We cannot predict the impact our dual class structure may have on our stock price of our Class A common stock; the dual class structure of our common stock has the effect of concentrating voting power with our CEO and Co-Founder, which will limit an investor's ability to influence the outcome of important transactions, including a change in control.

Our dual class common stock structure concentrates significant voting power with our CEO and Co-Founder, Andrew Paradise, which limits other stockholders' ability to influence key corporate decisions. Shares of our Class B common stock carry 20 votes per share, compared to one vote per share for our Class A common stock.

As a result, Mr. Paradise can control the outcome of matters submitted to stockholders, including the election of directors, amendments to our charter documents, and approval of mergers or other significant transactions. His interests may not always align with those of other stockholders, and this concentration of control could delay, deter, or prevent a change in control, limit the opportunity for stockholders to receive a premium in connection with a sale of the Company, or otherwise affect the market price of our Class A common stock.

In addition, our dual class structure may result in a lower or more volatile trading price for our Class A common stock or negative investor perception. Certain stock indices exclude companies with multi-class share structures, and funds tracking those indices may be unable to invest in our stock, which could further reduce demand and adversely affect our Class A share price.

Delaware law and provisions in our Fifth Amended and Restated Certificate of Incorporation (our "Charter") and Amended and Restated Bylaws (our "Bylaws") could make a takeover proposal more difficult.

Our organizational documents are governed by Delaware law. Certain provisions of Delaware law and of our Charter and Bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock held by our stockholders. These provisions provide for, among other things:

- the ability of our Board to issue one or more series of preferred stock and assign the terms of such preferred stock, without stockholder approval;
- stockholder action by written consent only until the first time when Mr. Paradise ceases to beneficially own a majority of the voting power of our capital stock;
- certain limitations on convening special stockholder meetings;
- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;
- amendment of certain provisions of the organizational documents only by the affirmative vote of (i) a majority of the voting power of our capital stock so long as Mr. Paradise beneficially owns shares representing a majority of the voting power of our capital stock and (ii) at least two-thirds of the voting power of the capital stock from and after the time that Mr. Paradise ceases to beneficially own shares representing a majority of the voting power of our voting stock; and
- a dual-class common stock structure with 20 votes per share of our Class B common stock, the result of which is that Mr. Paradise has the ability to control the outcome of matters requiring stockholder approval, even though Mr. Paradise owns less than a majority of the outstanding shares of our capital stock.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, we may experience negative reactions from the financial markets, including negative impacts on the price of our common stock. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and to cause us to take other corporate actions that our stockholders desire.

Our Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by our stockholders, which could limit our stockholders' ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Charter provides that, unless we consent to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of us; (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (iii) action asserting a claim against us or any director or officer arising pursuant to any provision of the General Corporation Law of the State of Delaware or our Charter or Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of any provisions in our Charter or Bylaws; or (v) action asserting a claim against us or any director or officer of ours governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Subject to the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our Charter. These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our or directors, officers or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of our Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters, which could materially adversely affect our business, financial condition and can result in a diversion of the time and resources of our management and Board.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board.

We may identify misstatements to our previously issued financial statements, which could create additional risks and uncertainties that may have a material adverse effect on our business, financial position and results of operations.

We may become subject to legal proceedings brought by regulatory or governmental authorities, or subject to other legal proceedings, as a result of errors or restatements, which could result in a loss of investor confidence or other reputational harm, the loss of key employees, additional defense and other costs. Any of the foregoing impacts, individually or in aggregate, may have a material adverse effect on our business, financial position and results of operations.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2025 and December 31, 2024. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business, operating results and stock price.

As discussed in Part II, Item 9A, Controls and Procedures, of this Annual Report, our management concluded that material weaknesses existed as of December 31, 2025.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we are unable to maintain adequate internal controls over financial reporting, our business and operating results could be harmed.

If we are unable to remediate the material weaknesses timely and sufficiently or if we identify any new material weaknesses in the future, our ability to prevent or detect a misstatement of our accounts or disclosures could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with securities law requirements (and covenants under our debt instruments) regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, our ability to obtain additional financing may be impaired and our stock price may decline as a result. For example, the identified material weaknesses may impede the Company's ability to timely file annual and quarterly reports with the Securities and Exchange Commission. We could also become subject to investigations or sanctions by the SEC, the stock exchange on which our securities are listed or other regulatory authorities. Likewise, failure to timely file our financial statements could cause us to be ineligible to utilize short form registration statements, which could impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

We are a smaller reporting company and a non-accelerated filer, and we benefit from certain reduced governance and disclosure requirements, but we cannot be certain if the reduced disclosure requirements make our common stock less attractive to investors.

Currently, we are a "smaller reporting company," meaning that our outstanding common stock held by nonaffiliates had a value of less than $250 million at the end of our most recently completed second fiscal quarter. We are also a non-accelerated filer because we had a public float of less than $75 million as of the last business day of our most recently completed second quarter. As a non-accelerated filer, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, meaning our auditors are not required to attest to the effectiveness of our internal control over financial reporting.

As a result, investors and others may be less comfortable with the effectiveness of our internal controls and the risk that material weaknesses or other deficiencies in internal controls go undetected may increase. In addition, as a smaller reporting company, we take advantage of our ability to provide certain other less comprehensive disclosures in our SEC filings, including, among other things, providing only two years of audited financial statements in annual reports and simplified executive compensation disclosures. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects, as the information we provide to investors is less robust than the disclosure investors receive from public companies that are not a smaller reporting company.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We take a comprehensive approach to cybersecurity risk management. We focus on securing our customers and stakeholders' data to mitigate human-targeted and AI-assisted cyberattacks. Our Board of Directors of the Company (the "Board") and our management are involved in the oversight of our risk management program, of which cybersecurity represents an important component. As described in more detail below, we have established policies, standards, processes and practices designed to assess, identify, and manage material risks from cybersecurity threats. We have devoted resources to implement and maintain security measures in an effort to meet regulatory requirements and customer expectations, and we intend to continue to make investments in our data and cybersecurity infrastructure.

There can be no guarantee that our policies and procedures will be effective, as cyber criminals are becoming more sophisticated and effective every day and increasingly targeting enterprise software companies. Although our Risk Factors include further detail about the material cybersecurity risks we face, we believe that risks from cybersecurity threats have not materially affected our business to date. We can provide no assurance that there will not be incidents in the future or that such incidents will not materially affect us, including our business strategy, results of operations, or financial condition.

For the periods presented in this Annual Report and through its filing, we were not aware of any material cybersecurity incidents that had a significant impact on our operations or financial condition. For more information on our cybersecurity related risks in Part I, Item 1A Risk Factors of this Annual Report.

Risk Management and Strategy

Our policies, standards, processes and practices designed to assess, identify, and manage material risks from cybersecurity threats are integrated into our overall risk management program. These policies, standards, processes, and practices are based on maintaining a security-in-depth methodology as informed by the National Institute of Standards and Technology ("IST") Cybersecurity Framework, the International Organization for Standardization ("ISO")/IEC 27001 and other applicable industry standards. Key controls include: (a) zero trust network architecture for employee privileged and non-privileged application access; (b) mandatory employee security awareness training and phishing simulations, plus follow-up remedial training if necessary; (c) periodic third-party network and host vulnerability scans; and (d) 24/7 Security Operations Center monitoring all corporate endpoints which escalates to senior engineering resources as necessary for incident response and remediation.

We also maintain a cyber insurance policy to mitigate financial exposure from any security incidents.

Our cybersecurity program in particular focuses on the following key areas:

Collaboration

Our cybersecurity risks are identified and addressed through a comprehensive, cross-functional approach. Key security, risk, and compliance stakeholders meet periodically to develop strategies designed to preserve the confidentiality, integrity and availability of Company and customer information, identify, prevent and mitigate cybersecurity threats, and to attempt to effectively respond to cybersecurity incidents. We maintain controls and procedures that are designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and the Board in an informed and timely manner.

Risk Assessment

We periodically conduct a cybersecurity risk assessment that takes into account information from internal resources (e.g., vulnerability scans, incident reporting), known information security vulnerabilities, and information received from external sources (e.g., reported security incidents that have impacted other companies, industry trends, and evaluations by third parties and consultants).

Technical Safeguards

We periodically assess and deploy technical safeguards designed to protect our information systems from cybersecurity threats. Such safeguards are periodically evaluated and improved as necessary, based on vulnerability assessments, cybersecurity threat intelligence and incident response experience.

Third-Party Risk Management

We have implemented controls designed to identify and mitigate cybersecurity threats associated with our use of third-party service providers. Such providers may be subject to security risk assessments at the time of onboarding, contract renewal, or upon detection of an increase in risk profile, according to our vendor security review process. We use a variety of inputs in such risk assessments, including information supplied by providers and third parties.

Education and Awareness

Our policies require each of our employees to contribute to our data security efforts. We periodically remind and reinforce with our employees the importance of handling and protecting customer and employee data, including through annual privacy and security training designed to enhance awareness of how to prevent, detect, report, and respond to cybersecurity threats. We also conduct periodic phishing training and follow-up with remedial testing and training as necessary.

External Assessments

Our cybersecurity policies, standards, processes and practices are periodically assessed by consultants and external auditors. These assessments include a variety of activities including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. We also have achieved PCI SAQ-A Compliance every year since prior to becoming a public entity. The results of significant assessments are reported to management, the Board and Audit Committee. Cybersecurity processes are adjusted, as appropriate, based on the information provided from these assessments.

Governance

We engage a consultant who is responsible for the day-to-day assessment and management of our material cybersecurity risks. The consultant has over 10 years of experience in providing various aspects of security services (including the establishment of IT infrastructure and security maintenance) over the course of his career. His responsibilities include securing infrastructure, implementing security controls, and supporting secure business operations.

To ensure robust oversight, we are establishing a Security Council, led by our consultant, that is comprised of senior leaders, including our Chief Financial Officer, Chief Accounting Officer and Interim General Counsel. The Security Council has primary management oversight responsibility for assessing and managing risks related to information security, fraud, vendor oversight, data protection and privacy, and our cybersecurity program, as well as responsibility for management of our information security systems.

The Board is responsible for overseeing the Company's enterprise risk. The Security Council will report to the Board on cybersecurity risks.

In addition to our ongoing ordinary course cybersecurity oversight procedures, we also have a security incident response framework in place. We use this incident response framework, which includes an applicable incident response reporting obligations, as part of the process we employ to keep our management and the Board informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. The framework is a set of coordinated procedures and tasks that our incident response team, under the direction of the Security Council, executes in the event of a cybersecurity incident that is designed to provide timely and accurate information flow, escalation for remediation and consideration of public disclosures, and resolution of cybersecurity incidents. Our cybersecurity framework includes periodic compliance assessments with our policies and standards and applicable state and federal statutes and regulations. In addition, we seek to validate compliance with our internal data security controls through the use of security monitoring utilities and internal and external audits. We also conduct annual cybersecurity tabletop exercises, with the intent of validating our policies and procedures.

ITEM 2. PROPERTIES

In March 2023, we purchased a new office building in Las Vegas, Nevada, where our principal business operations for in office collaboration of product, operations, and revenue teams are located for our Skillz segment. Since February 2024, the building has been utilized as the Company's headquarters. We also lease offices in smaller buildings and coworking spaces in major cities. In connection with our acquisition of RZR in 2021, we assumed leases for a number of offices and coworking spaces around the world, including data centers in the U.S. and Hong Kong and a workspace in the Philippines for our RZR segment.

During the year ended December 31, 2025, we commenced a lease for office space in Bangalore, India with a term of 36 months. Future rent obligations as lease commencement totaled approximately $1.4 million.

ITEM 3. LEGAL PROCEEDINGS

The information set forth under the heading "Legal Matters" in Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock has been listed on the NYSE under the symbol "SKLZ" since December 17, 2020. There is no public market for our Class B common stock.

On June 23, 2023, the Company effectuated a one-for-twenty reverse stock split of its issued and outstanding shares of Common Stock. As a result of the reverse stock split, every 20 shares of issued and outstanding Common Stock were combined and converted into one issued and outstanding share of Common Stock, and the number of authorized shares of Common Stock was reduced proportionately. The par value per share of Common Stock remains unchanged. The Company's Class A Common Stock began trading on a split-adjusted basis on the NYSE at market open on June 26, 2023. All share and per-share amounts have been retrospectively adjusted to reflect the impact of the reverse stock split.

Holders of our Common Stock

As of March 27, 2026, there were 234 holders of record of our Class A common stock and one holder of record of our Class B common stock. The number of record holders does not include Depository Trust Company participants or beneficial owners holding shares through nominee names.

Dividend Policy

We have not paid any cash dividends on our common stock to date and we do not intend to pay any cash dividends on our common stock for the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the Board at such time.

Securities Authorized for Issuance Under Equity Compensation Plans

Refer to Note 13, Stock-Based Compensation, in Part II, Item 8 of this Annual Report.

Unregistered Sales of Equity Securities

None.

Repurchases

The following table provides information about the purchases of our common stock made through the three months ended December 31, 2025:

Periods	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)[a]
October 1, 2025 through October 31, 2025	1,584	$ 6.62	1,584	$ 24.9
November 1, 2025 through November 30, 2025	145,301	$ 5.84	145,301	$ 24.1
December 1, 2025 through December 31, 2025	117,960	$ 5.67	117,960	$ 23.4
Total	264,845	$ 5.77	264,845	

(a) In August 2023, our Board of Directors approved a share repurchase authorization for up to $65.0 million of our common stock. The share repurchase authorization had a term of 12 months and may be suspended or discontinued by our Board of Directors at any time. On December 5, 2024, our Board of Directors re-approved the Company's share repurchase program, pursuant to which the Company is authorized to purchase up to $41.1 million of its Class A Common Stock remaining under the Company's legacy repurchase program and extended the expiration date until otherwise suspended, terminated or modified at any time for any reason by the Board.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes included in Part II, Item 8 of this Annual Report. This section generally discusses the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the year ended December 31, 2024.

Forward-Looking Statements

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Skillz Inc. (the "Company," "Skillz," "we," "us," "our," and "its"). MD&A is provided as a supplement and should be read in conjunction with the consolidated financial statements and related notes included in Part II, Item 8, "Financial Statements and Supplementary Data", of this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Part I, including Note Regarding Forward-Looking Statements and Item 1A, "Risk Factors". Actual results may differ materially from those contained in any forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We were founded on one simple belief: competition holds the power to unleash possibilities in all of us. We are all born with skills and when we are able to apply those skills through competition, we can achieve great things. That is the guiding principle behind why we are advancing competitive mobile gaming.

Our Company's mission is to bring out the best in everyone through competition. We believe our business model is unique in that we create both opportunities for game developers to turn their craft into financial success and opportunities for players to experience wins through our platform.

Our proprietary multi-player platform, a form of social media solution, provides interactive entertainment through competitive game content. We believe our platform democratizes the mobile gaming industry by "leveling the playing field" for developers worldwide, enabling us to deliver gaming experiences that our player community can trust. The trust and fairness we foster with our player community is part of the foundation upon which our business is built.

In March 2026, Aarki, our performance marketing platform business, rebranded as "RZR." The rebrand reflects an evolution of the platform's capabilities and market positioning and does not represent a change in ownership or legal structure.

Paired with RZR (formerly Aarki), our AI-powered advertising technology segment, Skillz operates an ecosystem that combines content, audience, and performance into a unified growth engine. RZR delivers advertising solutions that drive revenue growth for brands and mobile apps by leveraging billions of contextual bidding signals, proprietary machine learning, and behavioral models to engage audiences in a privacy-first world. We are increasingly focused on expanding into emerging performance channels such as connected television, as well as enhancing cross-channel measurement and optimization capabilities. As Skillz onboards new developers, RZR's platform is designed to power game title growth through user acquisition and monetization, continuously enhancing its machine learning engine, which in turn delivers better outcomes for developers and greater efficiency for the Skillz platform.

Trends and Developments Impacting our Business

Trends

Engagement marketing is a sales and marketing expense representing rewards and awards that developers do not have a valid expectation of being offered to end-users to engage on our platform. Engagement marketing may be impacted by end-user incentives, which include Bonus Cash that could only be used to enter into paid contests.

User acquisition ("UA") marketing is a sales and marketing expense to acquire new paying users to our platform. UA marketing spend during fiscal year 2025 was approximately $17.4 million, as compared to approximately $18.4 million in fiscal year 2024. The reduction in UA marketing expenses in fiscal year ending December 31, 2025 compared to 2024 has resulted in a reduction in revenue and is expected to continue to result in a reduction in revenue. We are currently unable to reasonably estimate the quantitative impact, or range of impact, that reductions in UA marketing will have on forward-looking revenue as a result of the number of interrelated factors impacting revenue, including, but not limited to, retention of existing users on the platform, average revenue per paying monthly active user, efficacy of various marketing programs on existing users, elasticity of the digital advertising supply curve, and impact of varying levels of player liquidity on the existing user ecosystem.

Developments

Tether Litigation

As previously disclosed, on August 29, 2025, we received a Notice from Tether indicating that Tether is terminating all of its various agreements with us, including our terms or services, effective as of September 1, 2025. Tether's Notice provides that Tether is terminating the Tether Agreements for convenience, while also asserting grounds for termination for cause (effective September 28, 2025) in the event its termination for convenience is not held as effective by a competent tribunal. We believe the termination notice to be invalid and in breach of Tether's obligations under the Tether Agreements.

Certain of the Tether Agreements restrict the removal of Tether's top two games, Solitaire Cube and 21 Blitz, from the Company's platform for at least 18 months following termination. During the post-termination period, Skillz has the option, but not the obligation, to host paid competitions for such games on the platform. If we are unable to negotiate new terms with Tether or, as applicable with other developers, or if any new terms are less favorable to us, or if our litigation against Tether is unsuccessful, and these games were to be removed from our platform and we are unable to identify and market suitable replacements, there may be a material adverse effect on our business and results of operations.

Following receipt of the Notice, on September 1, 2025, we filed suit in the Court of Chancery of the State of Delaware, seeking injunctive and declaratory relief in relation to Tether's breach of the Tether Agreements. The Company is also disputing Tether's allegations with respect to the grounds for termination of the Tether Agreements for cause. We intend to defend our position, but can provide no assurances regarding the outcome of the claim and the impact it may have on our business. See the risk factor entitled "*Historically, a limited number of games have accounted for a substantial portion of our revenue. If these games were to become less popular or be removed from our platform and we are unable to identify and market suitable replacements, our business and prospects could suffer*" in Part I, Item 1A, Risk Factors of this Annual Report for additional information on risks related to Tether's Notice. The removal of Solitaire Cube and 21 Blitz contrary to the terms set forth in the agreements and/or before Skillz can provide a suitable replacement to such games may cause a material adverse effect on our platform business and results of operations.

Papaya Litigation

On October 28, 2025, the Court denied Papaya's motion for summary judgment as to Skillz's claims against Papaya. The Court also denied Papaya's motion to exclude Skillz's consumer and damages experts. On November 21, 2025, the Court granted Skillz's motion for summary judgment of all of Papaya's remaining counterclaims and affirmative defenses. On February 12, 2026, the Court granted in part and denied in part Skillz's motion to exclude Papaya's damages and technical experts. The Court also granted in part and denied in part Papaya's motion to exclude Skillz's technical expert. The trial is currently scheduled to begin on April 13, 2026 (see Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report).

Items Impacting Comparability of Results of Operations and Financial Condition

Our consolidated financial statements included in this report reflect the following additional items impacting the comparability of results of operations and financial condition during the fiscal year 2025 to those during fiscal year 2024:

- During fiscal year 2024, a federal jury in San Jose, California issued a verdict in favor of Skillz in a patent infringement action Skillz brought against a privately-held mobile gaming company, AviaGames ("Patent Case"). Skillz, along with game developer Big Run, brought a separate case against AviaGames for false advertising, copyright infringement, and violations of California's state unfair competition law in federal court in San Francisco, California ("Unfair Competition Case"). Skillz, Big Run, and AviaGames entered into a settlement agreement with respect to both the Patent Case and Unfair Competition Case pending against AviaGames (the "Litigation Settlement"). In exchange for dismissal of both actions and other settlement terms, AviaGames agreed to pay Skillz and Big Run a total of $80.0 million. The Company and Big Run collectively received $50.0 million from AviaGames pursuant to the settlement agreement. Of the $50.0 million received, Skillz received $48.0 million, $2.0 million of which was for settlement of the amount outstanding under the a loan and security agreement with Big Run. The Company recorded a gain from the Litigation Settlement netting to $46.0 million consisting of the gross payment of $48.0 million less the

$2.0 million received for satisfaction and settlement of the loan and security agreement. AviaGames is required to pay Skillz an additional $7.5 million annually over a four-year period as royalty payments for AviaGames' license of the applicable patent and its patent family; no portion of these payments are due to Big Run. During fiscal year 2025, the Company recorded a gain from the Litigation Settlement of $7.5 million when payment was received (see Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report).

- During fiscal year 2024, the parties involved with the De-SPAC litigation executed a term sheet to settle the action in principle for $10.0 million, subject to completing settlement documentation and obtaining court approval. As the successor to Flying Eagle, the defendant in the De-SPAC litigation, Skillz is obligated to indemnify and pay legal costs of the Individual D&O Defendants of Flying Eagle in their capacities as such in connection with this action and, as such recorded an expense of $10.0 million, which is reflected in general and administrative expense for the year ended December 31, 2024 (see Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report).

- During fiscal year 2025, the Company filed suit against its insurance carrier for D&O insurance coverage in connection with the Company's De-SPAC litigation. The insurance carrier agreed to contribute a total of $9.8 million to the Company in connection with this matter's settlement agreement. The Company recorded the insurance recovery proceeds as an offset to general and administrative expenses for the year ended December 31, 2024 (see Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report). During fiscal year 2025, the insurance proceeds were received and the De-SPAC settlement payment was remitted.

- During fiscal year 2025, the Company and a vendor settled a dispute. In exchange for mutual releases of all claims, the Company paid the vendor $2.8 million that was fully accrued as of December 31, 2024 (see Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report).

- During fiscal year 2025, the Company and a vendor agreed to mediate a dispute that resulted in a settlement where the Company agreed to pay the vendor $0.5 million, which represented the past due balances for year one and year two of the agreement that were fully accrued as of December 31, 2024 (see Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report).

- During fiscal year 2025, the Company and a lessor of its former headquarters in San Francisco mutually agreed to terminate a lease. In exchange for the mutual releases, the Company paid the lessor a lump sum payment of $14.0 million (see Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report).

- During fiscal year 2024, the Court of Appeals issued its decision, affirming the judgment of $4.4 million, with an additional $2.3 million for a total award of $6.7 million in connection with a dispute with a former employee. The Court of Appeals also affirmed the dismissal of the wrongful termination and retaliation claims, holding that stock options are not wages. The Court of Appeal's decision became final, non-appealable and enforceable. The amount was fully satisfied during fiscal year 2024.

Our Financial Model

Skillz's financial model is intended to align the interests of gamers and developers, driving value for our stockholders. By monetizing through competition, our system eliminates friction that exists in traditional monetization models between the developer and the gamer. The more gamers enjoy our platform, the longer they play, creating more value for Skillz and our developers. By generating higher player to payor conversion, retention and engagement, we are able to monetize users at higher rates than what our developers would generate through advertisements or in-game purchases.

Our platform allows users to participate in fair competition, while rewarding developers who create games that keep players engaged. We generate revenue by receiving a percentage of player entry fees in paid (cash or Bonus Cash) contests, after deducting end-user prizes (i.e., winnings from the competitions), end-user incentives accounted for as reduction of revenue and the profit share paid to developers (the "Take Rate"). GMV represents entry fees that may be paid using cash deposits, prior winnings (which includes Bonus Cash previously won and returned as winnings), and end-user incentives (which includes Bonus Cash that has been lost during the period). We offer incentives to end-users to drive traffic to the Skillz platform. End-user incentives that are offered on behalf of game developers, such as Ticketz (which can be redeemed for Bonus Cash) and initial deposit Bonus Cash, are accounted for as a reduction of revenue. End-user incentives for which game developers do not have a valid expectation of being offered to end-users to engage on the platform, such as limited-time Bonus Cash offers, are accounted for as a sales and marketing expense. Refer to Note 2, Summary of Significant Accounting Policies, in Part II, Item 8 of this Annual Report for further information.

The following are key elements of our financial model:

Scale, growth and engagement of the users

As we continue to acquire users, our ability improves to match comparable players, on both skill level and tournament template, in a fair and timely manner. Better matching leads to stronger engagement and the ability to create larger tournaments with more profitable take rates. This creates a stickier, more engaging, and continuously improving experience for our players, which in turn attracts more players to our platform, creating a positively reinforcing cycle leading to ever-improving gaming experiences.

Scale, growth and partnership of our developers

We have created a platform that drives economic success for our developers. Our end-to-end platform allows developers to focus on creating games by automating and optimizing integral parts of their businesses — from user acquisition and monetization to game optimization. Our built-in payments, analytics, customer support, and live operations platform enables our developers to consistently learn, grow, earn and share in our success.

Product-first philosophy and data science capabilities

We have built a culture that puts product first, driving our impact with users and developers and then scaling marketing investment. Our easy-to-integrate SDK contains hundreds of features in a small package which allows for over-the-air upgrades. Our intuitive Developer Console dashboard enables our developers to rapidly integrate and monitor the performance of their games. Our LiveOps system enables us to manage and optimize the user experience across the thousands of games on our platform. We collect hundreds of data points during each gameplay session to feed our big data assets which augment all elements of our platform. Our key data science technologies drive our player rating and matching, anti-cheat and anti-fraud, and user experience personalization engine.

Our unit economics

Our proprietary and highly scalable software platform produces revenue at a low direct cost (i.e. direct software and server costs), contributing to our gross margins. Once acquired, each user cohort contributes to revenue over its life. A cohort is all the users acquired in the period presented. A user is considered part of a cohort based on the first time they make a deposit and enter a paid tournament. Once a user is considered part of a cohort, they are always counted in that cohort.

The following supplemental financial information summarizes key operating metrics for the years ended December 31, 2025 and 2024:

	Year Ended December 31,			
	2025		2024	
Gross marketplace volume ("GMV") (000s)[1]	$	541,853	$	608,248
Paying monthly active users ("PMAUs") (000s)[2]		141		118
Monthly active users ("MAUs") (000s)[3]		658		816
Average GMV per PMAU[4]	$	319.8	$	429.6
Average GMV per MAU[5]	$	68.7	$	62.1
Average revenue per PMAU ("ARPPU")[6]	$	61.7	$	66.6
Average revenue per MAU ("ARPU")[7]	$	13.2	$	9.6
PMAU to MAU ratio		21 %		14 %
Average end-user incentives, included as sales and marketing expense, per PMAU[8]	$	20	$	26
Average end-user incentives, included as sales and marketing expenses, per MAU[9]	$	4	$	4

(1) "Gross Marketplace Volume" or "GMV" means the total entry fees paid by users for contests hosted on Skillz' platform. Total entry fees include entry fees paid by end-users using cash deposits, prior winnings from end-users' accounts that have not been withdrawn, and end-user incentives used to enter paid entry fee contests.

(2) "Paying Monthly Active Users" or "PMAUs" means the number of end-users who entered into a paid contest hosted on Skillz' platform at least once in a month, averaged over each month in the period.

(3) "Monthly Active Users" or "MAUs" means the number of playing end-users who entered into a paid or free contest hosted on Skillz' platform at least once in a month, averaged over each month in the period.

(4) "Average GMV per PMAU" means the average GMV in a given month divided by PMAUs in that month, averaged over the period.

(5) "Average GMV per MAU" means the average GMV in a given month divided by MAUs in that month, averaged over the period.

(6) "Average Revenue per PMAU" or "ARPPU" means the average revenue in a given month divided by PMAUs in that month, averaged over the period and does not include a deduction for end-user incentives that are included in sales and marketing expense.

(7) "Average Revenue per MAU" or "ARPU" means the average revenue in a given month divided by MAUs in that month, averaged over the period and does not include a deduction for end-user incentives that are included in sales and marketing expense.

(8) Amount reflects the average end-user incentives included in sales and marketing expense in a given month divided by PMAUs in that month, averaged over the period.

(9) Amount reflects the average end-user incentives included in sales and marketing expense in a given month divided by MAUs in that month, averaged over the period.

Key Components of Results of Operations

Revenue

We generate revenue from our two reportable operating segments, Skillz and RZR.

Skillz Revenue

Skillz provides a service to the game developers aimed at improving the monetization of their game content. The monetization service provided by Skillz allows developers to offer multi-player competition to their end-users, which increases retention and engagement.

By utilizing the Skillz monetization services, game developers can enhance the player experience by enabling them to compete in head-to-head matches, live tournaments and leagues and increase player retention through referral bonus programs, loyalty perks, in-system achievements and Bonus Cash. Skillz provides developers with an SDK that they can download and integrate with their existing games. The SDK serves as a data interface between Skillz and the game developers that enables Skillz to provide monetization services to the developer. Specifically, these monetization services include end-user registration services, player matching, fraud and fair play monitoring, and billing and settlement services. The SDK and Skillz monetization services provide the following key benefits to the developers:

- Streamlined game and tournament management allowing players to register with the developer to compete in games for prizes while earning Skillz loyalty perks;
- Fair play in each tournament via the Skillz suite of fairness tools, including skill-based player matching and fraud monitoring;
- Improved end-user retention by rewarding the most loyal players with Ticketz which can be redeemed in the Skillz virtual store and are earned in qualifying matches and can be redeemed for prizes or credits to be used towards future paid entry fee tournaments;
- Marketing campaigns through main-stream online advertising networks and social media platforms to drive end-user traffic to developers' games within the Skillz ecosystem;
- Systematic calls to end-user action via push notifications to users with game results, promotional offers, and time-sensitive actions; and
- Process end-user payments, billings and settlements on behalf of the developer to enable players to connect their preferred payment method to deposit and enter into the game developers' multi-player competitions for cash prizes.

Generally, end-users are required to deposit funds into their Skillz account in order to be eligible to participate in games for prizes. As part of its monetization services, Skillz is responsible for processing all end-user payments, billings and settlements on behalf of the game developer, such that the game developer does not have to collect directly from or make payments directly to the end-users. When the end-users enter into cash games, the end-users pay an entry fee using cash deposits, prior winnings in the end-users' accounts and end-user incentives (specifically Bonus Cash). Skillz is entitled to a revenue share based on total entry fees for paid competitions, regardless of how they are paid, net of end-user prizes (i.e., winnings from the competitions) and other costs to provide monetization services.

Skillz typically withholds 16% to 20% of the total entry fees when distributing the prize money as a commission. That commission is shared between Skillz and the game developers; however, the game developers' share is calculated solely based upon entry fees paid by net cash deposits received from end-users, adjusted for certain costs incurred by Skillz to provide monetization services.

For the year ended December 31, 2025, the platform had approximately 0.7 million monthly active users ("MAUs") and hosted an average of over 0.8 million daily tournaments, including an average of approximately 0.4 million paid entry daily tournaments, offering over $37.0 million in prizes each month.

Our technological capabilities provide the tools necessary for developers to compete in the marketplace. Our software development kit ("SDK") allows developers to monitor, integrate and update their games seamlessly over the air. We ingest and analyze hundreds of data points from each game play session, enhancing our data-driven algorithms and LiveOps systems. Moreover, we have developed a platform enabling fun, fair and meaningful competitive gameplay.

Over the course of the fiscal years ending December 31, 2025 and 2024, our focus was on driving higher efficiency from our marketing investment by (1) reducing spend on low-return engagement marketing programs, which we expect will result in lower engagement marketing as a percentage of revenue and (2) driving UA efficiency by optimizing spend across networks, and driving higher organic traffic. To the extent we reduce engagement marketing spend, we expect to reduce our Bonus Cash end-user incentives in proportion to such overall engagement marketing reduction.

RZR offers a technology platform (i.e. demand side platform, "DSP") to source available advertising space from its network of vendors and suppliers, which uses a real-time auction process. The revenue from advertising is recognized over time based on the number of impressions delivered as the performance obligation is satisfied, which represents the transfer of services to the customer. The Company considers itself the agent of its customer(s). This is due to the Company's involvement in programmatically placing and sourcing advertisements on behalf of customers via a network of third party publishers. The Company does not, at any time, take ownership of advertising inventory being sourced and placed. If the Company wins the auction and an impression is served, the customer's advertisement is displayed on the publisher or supplier's mobile application.

Management evaluates whether the performance obligation contained in its insertion order ("IO") is distinct within the context of a customer contract as defined above. This performance obligation to the customer incorporates the following:

- The DSP and related services (i.e., development of campaign strategy, provision of creative services, campaign flighting, performance monitoring and serving of the ads); and
- Sourcing mobile advertising space from the Company's network of vendors / suppliers.

None of these promises are separately identifiable from each other in the contract, as they are integrated with the DSP to provide the customer a combined output. The output empowers the customer to acquire the most valuable space for their mobile advertising campaign based on a pre-established or maximum budget in the IO. Our customers do not dictate where or how the Company sources advertising space. Likewise, the Company does not take ownership of any inventory before the mobile advertisement is served to the customer.

Costs and Expenses

Cost of Revenue

Our cost of revenue consists of variable costs. These include mainly (i) payment processing fees, (ii) customer support costs, (iii) direct software costs, (iv) amortization of internal use software and (v) server costs.

We incur payment processing costs on user deposits. We also incur costs directly related to servicing end-user support tickets on behalf of the game developer that are logged by users directly within the Skillz SDK. These support costs include an allocation of the facilities expense, such as rent, maintenance and utilities costs according to headcount, needed to service these tickets. We use a third party as our cloud computing service; we incur server and software costs as a direct result of running our SDK in our developers' games. We also incur costs related to the amortization of intangible assets related to developed technology directly used to produce the Company's products or services.

Research and Development

Research and development expenses consist of software development costs, composed mainly of product and platform development, server and software costs that support research and development activities, and to a lesser extent, allocation of rent, maintenance and utilities costs according to headcount. Personnel related expenses consist of salaries, benefits, and stock-based compensation. We expect research and development expenses will fluctuate both in terms of absolute dollars and as a percentage of revenue in the future.

Sales and Marketing

Sales and marketing expenses consist primarily of direct advertising costs, engagement marketing expenses that are not recorded as a reduction of revenue, and UA marketing expenses. Sales and marketing expenses also include allocations based on headcount of rent, maintenance and utilities costs. Personnel related expenses consist of salaries, benefits, and stock-based compensation. We expect sales and marketing expenses will fluctuate both in terms of absolute dollars and as a percentage of revenue in the future.

General and Administrative

General and administrative expenses consist of personnel-related expenses for our corporate, executive, legal, accounting, finance, people operations and other administrative functions, expenses for outside professional services, and an allocation for rent, maintenance and utilities costs, which are allocated based on headcount. Personnel related expenses consist of salaries, benefits, and stock-based compensation. General and administrative expenses also include expenses related to loss contingency accruals for pending legal matters, as applicable.

Segments

We have two reportable business segments: Skillz and RZR. We evaluate the performance of our segments based on revenue and adjusted EBITDA to assess operational performance and identify actions required to improve profitability.

Skillz

Our platform enables game developers to monetize their content through multi-player competition by integrating real-money tournaments, virtual prizes, and social competition features directly into their games. The platform provides a managed backend that supports key competitive functionality, including player matching, leaderboards, anti-cheat integrity systems, and payment processing. Our scalable multi-player platform allows for real-world prizes that go beyond one-off competitive implementations and provides for a repeatable, developer-accessible system. In exchange for access to our multi-player platform and monetization services, Skillz and its developers share in the aggregate entry fees paid by end users. Our platform capability highlights include:

- Monetize Through Competitions: Developers may earn revenue by hosting skill-based competitions where players pay entry fees, and Skillz takes a percentage of the pool.
- Player Matching: Automatically match players based on skill levels, ensuring fair and engaging gameplay experiences.
- Cross-Platform Support: The Skillz platform is compatible with Android, iOS, and some Unity-based games, allowing developers to reach a broad audience.
- Comprehensive Analytics: Developers have access to performance metrics, player insights, and revenue data through the Skillz dashboard.
- Focus on Game Development: With Skillz managing tournaments, payments, and player matching, developers can focus on building their games' core mechanics and experiences.

In addition to using its platform to partner with game developers, Skillz publishes select game titles, which are shared with the broader ecosystem.

RZR (formerly Aarki)

RZR is a performance marketing platform that enables advertisers to acquire, retain, and monetize users across mobile, connected television (CTV), and other digital channels. The platform utilizes proprietary machine learning and neural network-based architecture to optimize campaigns across user acquisition, retargeting, and brand performance objectives within a unified system.

The platform processes large-scale data inputs in real time and applies predictive models to optimize bidding, targeting, and campaign performance across channels.

While historically focused on mobile gaming, RZR now serves a broader set of industries, including consumer applications, retail, food and beverage, and entertainment.

At the center of this long-term vision is RZR's strategic relationship with our Skillz platform. Together, we believe our Skillz platform and RZR form an ecosystem in which content creation, audience, and performance continuously reinforce one another. For our developers, RZR enables monetization through user acquisition and re-targeting, and the more Skillz SDK-enabled developers use RZR, the better RZR's machine learning engine becomes, which we believe drives improved outcomes for the developers and more spend on the RZR platform.

Results of Operations

The following table presents our Results of Operations as reported for the year ended December 31, 2025 and 2024 (in thousands):

		Year Ended December 31,		2025 to 2024 Change	
				Increase/(Decrease)	
		2025	**2024**	**$**	**%**
Revenue	$	104,496	$ 92,865	$ 11,631	13 %
Costs and expenses:					
Cost of revenue		13,050	13,405	(355)	(3)%
Research and development		20,621	16,747	3,874	23 %
Sales and marketing		71,125	76,360	(5,235)	(7)%
General and administrative		71,118	78,856	(7,738)	(10)%
Gain from litigation settlement		(7,500)	(46,000)	38,500	(84)%
Total costs and expenses		168,414	139,368	29,046	21 %
Loss from operations		(63,918)	(46,503)	(17,415)	37 %
Interest (expense) income, net		(5,815)	298	(6,113)	(2051)%
Change in fair value of common stock warrant liabilities		—	11	(11)	(100)%
Other expense, net of other income		(567)	(530)	(37)	7 %
Loss before income taxes		(70,300)	(46,724)	(23,576)	50 %
Provision for income taxes		108	66	42	64 %
Net loss	$	(70,408)	$ (46,790)	(23,618)	50 %

Total Revenue

Total revenue increased by $11.6 million, or 13%, to $104.5 million in 2025 from $92.9 million in 2024. This was primarily due to higher revenue from our RZR segment, partially offset by lower revenue from our Skillz segment.

RZR revenue increased by $15.9 million, or 153%, to $26.3 million in 2025 from $10.4 million in 2024. This was primarily due to higher advertising technology revenue from greater demand.

Skillz revenue decreased by $4.3 million, or 5%, to $78.2 million in 2025 from $82.4 million in 2024. This was primarily due to lower competition revenue from reduced tournament play, together with lower average entry fees, partially offset by reduced marketing spend.

Costs and Expenses

Cost of revenue decreased by $0.3 million, or 3%, to $13.1 million in 2025 from $13.4 million in 2024. This was primarily driven by lower variable costs from our Skillz segment, partially offset by higher variable costs from our RZR segment.

Research and development costs increased by $3.9 million, or 23%, to $20.6 million in 2025 from $16.7 million in 2024. This was primarily driven continued investment in our operations to generate future growth, particularly with increases in employee related costs, partially offset by lower software license and server fees incurred from our Skillz segment.

Sales and marketing expenses decreased by $5.2 million, or 7%, to $71.1 million in 2025 from $76.4 million in 2024. This was primarily due to lower employee related, player engagement incentives, user acquisition costs and professional fees from our Skillz segment.

General and administrative expenses decreased by $7.8 million, or 10%, to $71.1 million in 2025 from $78.9 million in 2024. This was primarily due to lower employee related expenses, reduced facilities expenses related to a terminated lease of our former headquarters and decreased professional fees.

We recorded a gain on legal settlement of $7.5 million and $46.0 million in 2025 and 2024, respectively, in connection with the AviaGames litigation.

Interest expense was $5.8 million in 2025, as compared to interest income, net of $0.3 million in 2024. This was primarily due to lower amounts earned from reduced interest rates, together with lower investment balances.

The provision for income taxes was $0.1 million in 2025 and 2024. This was primarily due to a book loss, state taxes and equity award activities, mostly offset by a full valuation allowance on our deferred tax assets.

Primarily as a result of the factors described above, we had a net loss of $70.4 million in 2025, as compared to a net loss of approximately $46.8 million in 2024.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measure is useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively with GAAP financial information, may be helpful to investors in assessing our operating performance. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP.

Adjusted EBITDA

"Adjusted EBITDA" is defined as net loss, excluding interest expense (income), net; change in fair value of common stock warrant liabilities; other (expense) income, net; provision for income taxes; depreciation and amortization; stock-based compensation; and certain other non-cash or non-recurring items impacting net loss from time to time, including, but not limited to charges related to impairment of goodwill and long-lived assets, litigation accruals, loss contingency accruals, gains on extinguishment of debt, gains from litigation settlements, restructuring charges and one-time nonrecurring expenses, as they are not indicative of business operations. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. Our management believes Adjusted EBITDA is useful in evaluating its operating performance and is a similar measure reported by publicly-listed U.S. competitors, and regularly used by security analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. By providing this non-GAAP measure, we intend to provide investors with an additional tool to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating this measure. In addition, our presentation of this measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, as all companies may not calculate Adjusted EBITDA in the same manner.

In light of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis.

The following table reconciles net loss to Adjusted EBITDA for the periods indicated (in thousands):

	Year Ended December 31,	
	2025	**2024**
Net loss	$ (70,408)	$ (46,790)
Interest expense (income), net	5,815	(298)
Provision for income taxes	108	66
Depreciation and amortization	1,381	1,665
Stock-based compensation	19,580	30,015
Change in fair value of common stock warrant liabilities	—	(11)
Gain from litigation settlement[1]	(7,500)	(46,000)
Other expense (income)	567	530
Adjusted EBITDA	$ (50,457)	$ (60,823)

(1) Represents a gain on legal settlement recorded in connection with proceeds received under the terms of a settlement agreement entered into with AviaGames in connection with certain bot misuse litigation. Refer to Note 9, Commitments and Contingencies, in Part II, Item 8 of this Annual Report.

Liquidity and Capital Resources

As of December 31, 2025, our principal sources of liquidity are our cash and cash equivalents in the amount of $194.5 million, which are primarily invested in money market funds with maturities of less than three months.

During fiscal year 2021, the Company offered $300.0 million in aggregate principal senior secured notes due 2026. The notes were sold in a private placement to qualified institutional buyers. Interest accrues at an annual interest rate is 10.25% and is payable semiannually on June 15 and December 15 of each year. The notes mature on December 15, 2026. We used the net proceeds from the offering for general corporate purposes. The notes contain customary covenants restricting our and certain of our subsidiaries' ability to incur debt, incur liens, make distributions to holders of our stock, enter into certain transactions with our affiliates, as well as certain financial covenants specified in the indentures. After giving effect to open market repurchases of our senior secured notes, $129.7 million of the senior secured notes remained outstanding as of December 31, 2025. We were in compliance with all covenants applicable to our secured notes as of December 31, 2025 and 2024.

We believe our existing sources of liquidity are sufficient to fund our operating activities on a short- and long-term basis. Our future cash requirements will depend on many factors, including revenue growth and additional sales and marketing spending activities in addition to funds needed to invest in or acquire complementary businesses, applications or technologies. However, we cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

The following table provides a summary of cash flow data (in thousands):

	Year Ended December 31,	
	2025	2024
Net cash used in operating activities	$ (68,927)	$ (7,074)
Net cash used in investing activities	$ (6,137)	$ (1,377)
Net cash used in financing activities	$ (10,975)	$ (21,654)

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business primarily related to research and development, sales and marketing, and general and administrative activities. Our operating cash flows are also affected by working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities was $68.9 million for the year ended December 31, 2025, which was primarily due to changes in operating assets and liabilities. In addition, the changes in operating assets and liabilities were related to cash receipts and disbursements in the normal course of business.

Cash Flows from Investing Activities

Net cash used in investing activities was $6.1 million for the year ended December 31, 2025, which was primarily due to $4.7 million of capitalized software development costs and $1.4 million for purchases of property and equipment.

Cash Flows from Financing Activities

Net cash used in financing activities was $11.0 million for the year ended December 31, 2025, which was primarily due to $9.3 million for repurchases of common stock and $1.3 million of payments for net proceeds from the exercise of common stock options and issuance of common stock.

Contractual Obligations and Commitments

Our material cash requirements include the following contractual and other obligations.

Leases

We have operating lease arrangements for office space, and finance lease agreements for certain network equipment. As of December 31, 2025, we had lease payment obligations of $1.3 million, with $0.6 million payable within 12 months (see Note 8, Leases, in Part II, Item 8 of this Annual Report).

Long-Term Debt

The Company's long-term debt consists of the senior secured notes due in 2026. The total principal amount of $129.7 million, gross of discount and issuance costs, net, is due on December 15, 2026 (see Note 7, Long-Term Debt, in Part II, Item 8 of this Annual Report).

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources (see Note 2, Summary of Significant Accounting Policies, in Part II, Item 8 of this Annual Report for additional information). Actual results may differ from these estimates under different assumptions or conditions.

End-User Incentive Programs

To drive traffic to the platform, the Company provides promotions and incentives to end-users in various forms, including Ticketz and Bonus Cash. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment.

Our primary end-user incentive is Bonus Cash, which is a promotional incentive that cannot be withdrawn and can only be used by end-users to enter paid-entry fee contests. Bonus Cash used as entry fees for paid Competitions (as defined below) can include newly issued Bonus Cash or Bonus Cash returned to end-users from prior winnings. We recognize the cost of Bonus Cash as sales and marketing expenses or a reduction of revenue (as discussed below). When Bonus Cash is used towards entry fees for a paid Competition and is returned to an end-user as winnings, we do not record any additional sales and marketing expenses or reductions to revenue. Likewise, if Bonus Cash is returned to an end-user and is used to enter subsequent competitions, which they continue to win, we do not record any additional sales and marketing expenses or reductions to revenue.

- *Marketing promotions and discounts accounted for as reductions to revenue.* These promotions are typically pricing actions in the form of discounts that reduce end-user entry fees. These are offered on behalf of the game developers. Although not required based on the Company's agreement with its game developers, the Company considers that game developers have a valid expectation that certain incentives will be offered to end-users. The determination of a valid expectation is based on an evaluation of all information reasonably available to game developers regarding the Company's customary business practices, published policies and specific statements.

- *Marketing promotions accounted for as sales and marketing expenses.* When the Company concludes that game developers do not have a valid expectation that an incentive will be offered, management records the related cost as sales and marketing expenses. Management's assessment is based on an evaluation of all information reasonably available to game developers regarding the Company's customary business practices, published policies and specific statements. These promotions are offered to end-users to draw, re-engage, or generally increase their use of the Skillz platform.

Indirect Tax Liabilities

The Company is subject to indirect taxes, including sales and use tax in the United States and value-add tax in certain foreign jurisdictions that require management to make various estimates. The Company has indirect tax liabilities totaling $12.6 million and $14.9 million as of December 31, 2025 and 2024, respectively, associated with indirect taxes based on currently available information and assumptions that the Company believes are reasonable based on an evaluation of relevant factors. The Company's application of the revenue code for indirect taxes in certain jurisdictions, including those within the United States, may be challenged by taxing authorities in those jurisdictions. Any associated assessments may result in additional tax liabilities. The Company does not currently anticipate that any such assessments will result in a material increase in the liabilities.

Fair Value of Non-Marketable Equity Securities

The Company remeasures fair value only upon the occurrence of observable price changes in orderly transactions for the identical or similar securities of the same issuer ("measurement alternative"). This election is reassessed each reporting period to determine whether non-marketable equity securities have a readily determinable fair value, in which case they would no longer be eligible for this election and would be measured at fair value. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. When impairment indicators are identified, the Company assesses its long-lived assets for impairment. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities.

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, in Part II, Item 8 of this Annual Report for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, the Company is not required to provide the information required by this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Skillz Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Skillz Inc. and subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue - End-User Incentive Programs – Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company offers promotions and incentives to end-users, which may be classified as a reduction to revenue if it is considered consideration payable to a customer, or sales and marketing expense.. The determination of this classification is dependent upon significant judgment as to whether its customers, the game developers, have a valid expectation that such incentives will be provided to end users. For the year ended December 31, 2025, the Company recognized a reduction of revenue of $6.7 million and sales and marketing expense of $32.9 million related to end-user incentives.

We identified the classification of end-user incentives as a critical audit matter because of the judgments management makes to evaluate all information reasonably available to game developers in determining whether a valid expectation exists that incentives offered through the Company's various promotions and incentives will be provided to end users. This required a high degree of auditor judgment and increased extent of testing.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to end-user incentives included the following, among others:

- We obtained an understanding of relevant factors which influence the accounting policies and practices of each type of end-user incentive by:

  - Observing end-user incentives as they occur in game through test play

  - Reading of end-user and developer terms and conditions of service; developer contracts; website, advertisements, and other information published by the Company

  - Inquiring of relevant Company personnel regarding changes to platform features or marketing programs

- We utilized our understanding of end-user incentives to evaluate the Company's accounting policy, including the judgment as to whether its customers have a valid expectation that each type of promotion or incentive will be provided to end users.

We evaluated that the classification of promotions and incentives by type were in alignment with the Company's accounting policy.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

March 31, 2026

We have served as the Company's auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Skillz Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Skillz Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the year in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280).

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We served as the Company's auditor from 2023 to 2025.

San Jose, California

November 6, 2025

SKILLZ INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and par value per share amounts)

	December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 194,513	$ 271,923
Restricted cash	—	9,000
Accounts receivable, net of allowance for credit losses of $257 and $273 as of December 31, 2025 and 2024, respectively	14,412	4,890
Prepaid expenses and other current assets	7,553	17,342
Total current assets	216,478	303,155
Non-current assets:		
Property and equipment, net	20,776	16,282
Operating lease right-of-use assets, net	1,082	308
Non-marketable equity securities	52,768	52,768
Restricted cash, non-current	1,000	1,000
Other non-current assets	1,351	755
Total non-current assets	76,977	71,113
Total assets	$ 293,455	$ 374,268
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 9,713	$ 9,799
Operating lease liabilities, current	465	1,544
Current portion of long-term debt	127,589	—
Other current liabilities	42,944	54,564
Total current liabilities	180,711	65,907
Non-current liabilities:		
Operating lease liabilities, non-current	665	9,338
Long-term debt, net	—	125,654
Other non-current liabilities	259	333
Total non-current liabilities	924	135,325
Total liabilities	181,635	201,232
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock $0.0001 par value; 10.0 million shares authorized — no shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Common stock $0.0001 par value; 31.3 million shares authorized; Class A common stock – 25.0 million shares authorized; 19.3 million and 18.7 million shares issued; 12.2 million and 13.3 million outstanding as of December 31, 2025 and 2024, respectively; Class B common stock – 6.3 million shares authorized; 3.4 million shares issued and outstanding as of December 31, 2025 and 2024, respectively	1	1
Additional paid-in capital	1,245,462	1,226,642
Accumulated other comprehensive loss	(371)	—
Accumulated deficit	(1,091,666)	(1,021,258)
Treasury stock at cost, 7.1 million and 5.4 million shares as of December 31, 2025 and 2024, respectively	(41,606)	(32,349)
Total stockholders' equity	111,820	173,036
Total liabilities and stockholders' equity	$ 293,455	$ 374,268

See accompanying Notes to the Consolidated Financial Statements.

SKILLZ INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except for number of shares and per share amounts)

	Year Ended December 31,	
	2025	2024
Revenue	$ 104,496	$ 92,865
Costs and expenses:		
Cost of revenue	13,050	13,405
Research and development	20,621	16,747
Sales and marketing	71,125	76,360
General and administrative	71,118	78,856
Gain from litigation settlement	(7,500)	(46,000)
Total costs and expenses	168,414	139,368
Loss from operations	(63,918)	(46,503)
Interest (expense) income, net	(5,815)	298
Change in fair value of common stock warrant liabilities	—	11
Other expense, net of other income	(567)	(530)
Loss before income taxes	(70,300)	(46,724)
Provision for income taxes	108	66
Net loss	$ (70,408)	$ (46,790)
Net loss per share attributable to common stockholders:		
Basic and diluted	$ (4.51)	$ (2.62)
Weighted average shares outstanding:		
Basic and diluted	15,605,220	17,845,771
Other comprehensive loss:		
Change in unrealized gain on available-for-sale investments, net of tax	$ —	$ 7
Foreign currency translation loss	(371)	—
Total other comprehensive (loss) income	(371)	7
Total comprehensive loss	$ (70,779)	$ (46,783)

See accompanying Notes to the Consolidated Financial Statements.

SKILLZ INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,	
	2025	2024
Operating Activities		
Net loss	$ (70,408)	$ (46,790)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,381	1,665
Stock-based compensation	19,580	30,015
Accretion of unamortized debt discount and amortization of debt issuance costs	1,935	1,719
Non-cash lease expense	306	—
Change in fair value of common stock warrant liabilities	—	(11)
(Recoveries of) provision for bad debt	(16)	221
Changes in operating assets and liabilities:		
Accounts receivable	(9,506)	831
Prepaid expenses and other assets	9,193	(8,683)
Accounts payable	411	7,022
Operating lease liabilities	(10,369)	(298)
Other accruals and liabilities	(11,434)	7,235
Net cash used in operating activities	(68,927)	(7,074)
Investing Activities		
Purchases of property and equipment	(1,403)	(668)
Capitalization of software development costs	(4,734)	(1,841)
Purchases of marketable securities	—	(5)
Proceeds from sales of marketable securities	—	1,137
Net cash used in investing activities	(6,137)	(1,377)
Financing Activities		
Principal payments on finance leases obligations	(462)	(869)
Repurchase of common stock	(9,257)	(19,349)
Shares withheld for net settlement, net of proceeds from exercise of stock options	(1,256)	(1,436)
Net cash used in financing activities	(10,975)	(21,654)
Effect of exchange rates on cash and cash equivalents	(371)	—
Net change in cash, cash equivalents and restricted cash	(86,410)	(30,105)
Cash, cash equivalents and restricted cash – beginning of year	281,923	312,028
Cash, cash equivalents and restricted cash – end of year	$ 195,513	$ 281,923
Supplemental cash disclosures		
Cash paid for interest	$ 13,291	$ 13,388
Cash paid for taxes, net of refunds received	151	183
Supplemental non-cash disclosures		
Purchases of property and equipment included in accounts payable	58	555
Stock-based compensation capitalized in software development costs	236	71

See accompanying Notes to the Consolidated Financial Statements.

SKILLZ INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except for number of shares)

	Common stock		Treasury Stock		Additional paid-in capital	Accumulated Other Comprehensive Loss	Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount				
Balance at January 1, 2024	19,183,046	$ 1	2,314,908	$ (13,000)	$ 1,197,963	$ (7)	$ (974,468)	210,489
Issuance of common stock upon release of restricted stock units	420,747	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	227,112	—	—	—	(1,438)	—	—	(1,438)
Shares withheld related to net share settlement	1,801	—	—	—	2	—	—	2
Stock repurchased by the Company and held as treasury stock	(3,101,510)	—	3,101,510	(19,349)	—	—	—	(19,349)
Stock issued under employee stock purchase plan	5,708	—	—	—	28	—	—	28
Stock-based compensation	—	—	—	—	30,087	—	—	30,087
Other comprehensive income	—	—	—	—	—	7	—	7
Net loss	—	—	—	—	—	—	(46,790)	(46,790)
Balance at December 31, 2024	16,736,904	$ 1	5,416,418	$ (32,349)	$ 1,226,642	$ —	$ (1,021,258)	$ 173,036
Issuance of common stock upon release of restricted stock units	372,614	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	3,735	—	—	—	—	—	—	—
Shares withheld related to net share settlement	207,985	—	—	—	(1,256)	—	—	(1,256)
Stock repurchased by the Company and held as treasury stock	(1,698,067)	—	1,698,067	(9,257)	—	—	—	(9,257)
Stock issued under employee stock purchase plan	6,741	—	—	—	39	—	—	39
Stock-based compensation	—	—	—	—	20,037	—	—	20,037
Other comprehensive loss	—	—	—	—	—	(371)	—	(371)
Net loss	—	—	—	—	—	—	(70,408)	(70,408)
Balance at December 31, 2025	15,629,912	$ 1	7,114,485	$ (41,606)	$ 1,245,462	$ (371)	$ (1,091,666)	$ 111,820

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

In this filing, we refer to: (i) our audited consolidated financial statements and notes thereto as our "Consolidated Financial Statements"; (ii) our audited Consolidated Statements of Operations and Comprehensive Income as our "Statements of Operations"; (iii) our audited Consolidated Balance Sheets as our "Balance Sheets"; and (iv) our audited Consolidated Statements of Cash Flows as our "Statements of Cash Flows."

1. Description of the Business and Basis of Presentation

Business

Skillz (the "Company" or "Skillz") operates a proprietary, online-hosted, multi-player platform that creates a system inside of game developer's games ("Competitions") to players worldwide. Skillz provides developers with a software development kit ("SDK") they can download and integrate with their existing games. The SDK serves as a data interface between Skillz and the game developers that enables Skillz to provide monetization services to the developer. Specifically, these monetization services include end-user registration services, player matching, fraud and fair play monitoring, and billing and settlement services.

In March 2026, the Company's business Aarki rebranded as RZR. The rebrand reflects expanded capabilities and market positioning; there was no change to the entity's legal structure or control. RZR is a performance marketing platform that provides data-driven user acquisition, retargeting, and advertising optimization services across mobile and other digital channels, including connected television.

Basis of Presentation

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Reclassifications

Certain prior year amounts have been reclassified or changed to conform to the current-year presentation. Such reclassifications had no impact on previously reported net income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments, and assumptions that affect the amounts reported in these financial statements and the accompanying notes. Estimates are used in several areas including, but not limited to, end-user incentives, including Bonus Cash and Ticketz accrual, indirect tax liabilities, the fair value of non-marketable securities, and the impairment of long-lived assets. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities. The actual results may materially differ from these estimates.

Revenue Recognition

The Company recognizes revenue for its services in accordance with the FASB ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). For additional information see Note 3, Revenue.

Cost of Revenue

Cost of revenue primarily consists of third-party payment processing fees, server costs, amortization of developed technology, personnel expenses, direct software costs, amortization of internal use software, hosting expenses, and allocation of shared facility and other costs.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash, commercial paper, money market funds and U.S. government agency securities with maturities of three months or less when purchased.

Restricted cash consists of cash maintained under an agreement that legally restricts the use of such funds. Our restricted cash balance as of December 31, 2024 consisted of a letter of credit related to the Company's former headquarters in San Francisco and a cash balance required to be held by our financial institution. During the year ended December 31, 2025, the Company and the lessor of its former headquarters in San Francisco mutually agreed to terminate the lease. As a result, $9 million of the letter of credit was terminated.

A reconciliation of the Company's cash and cash equivalents in the consolidated balance sheets to cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of December 31, 2025 and 2024 is as follows:

	December 31,	
	2025	**2024**
Cash	$ 10,101	$ 19,975
Money market	184,412	251,948
Restricted cash - current	—	9,000
Restricted cash - non-current	1,000	1,000
Cash, cash equivalents and restricted cash	$ 195,513	$ 281,923

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, restricted cash, and marketable securities. Although the Company deposits its cash with multiple, established financial institutions, the deposits, at times, may exceed federally insured limits. The Company has not experienced losses on its deposits of cash and cash equivalents. The Company limits the amount of credit exposure to any one issuer and monitors the financial condition of the financial institutions on a regular basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Accounts Receivable, Net

Accounts receivable, net, represents amounts recorded for programmatic media campaigns, net of an allowance for credit losses from our advertising revenue customers of our RZR segment. The allowance for credit losses is recorded as an offset to accounts receivable and changes in such are classified as general and administrative expense in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when there are specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data.

The activity in our allowance for credit losses for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Beginning balance for credit losses	$ 273	$ 49
Provision for bad debt	—	221
(Recoveries) write-offs	(16)	3
Ending balance for credit losses	$ 257	$ 273

Four customers of RZR accounted for approximately 46% of the accounts receivable balance as of December 31, 2025, with each customer accounting for at least 10% of the total.

Four customers of RZR accounted for approximately 52% of the accounts receivable balance as of December 31, 2024, with each customer accounting for at least 10% of the total.

Fair Value Measurement

The Company applies fair value accounting for financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs reflecting management's estimate of assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Certain financial instruments, including debt, are not measured at fair value on a recurring basis in the consolidated balance sheets. The fair value of debt was estimated using primarily level 2 inputs including quoted market prices or present value of future payments discounted by the market interest rates or the fixed rates based on current rates offered to the Company for debt with similar terms and maturities.

Long-Lived Assets

Long-lived assets primarily consist of property and equipment with estimable useful lives subject to depreciation and amortization. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. When impairment indicators are identified, the Company assesses its long-lived assets for impairment. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.

On March 15, 2023, the Company completed the purchase of an office building in Las Vegas, Nevada for $11.5 million, with $10.5 million and $1.0 million allocated to building and land components, respectively. The building will be depreciated on a straight-line basis over its estimated useful life of 39 years. The land is not subject to depreciation. The building has been utilized as the Company's headquarters since February 2024.

Investments

The Company considers all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair values of these investments approximate their carrying values. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year are classified as non-current marketable securities. Dividend and interest income are recognized when earned.

Marketable securities are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in fair value, excluding credit losses and impairments, are recorded in other comprehensive income in the consolidated statements of operations and comprehensive loss. Fair value is calculated based on publicly available market information or other estimates determined by management. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. To determine credit losses, the Company employs a systematic methodology that considers available quantitative and qualitative evidence. In addition, the Company considers specific adverse conditions related to the financial health of, and business outlook for, the investee. If the Company plans to sell the security or it is more likely than not that the Company will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in other expense, net of other income in the consolidated statements of operations and comprehensive loss and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, the Company may incur future impairments.

The Company has elected to measure its existing investments in non-marketable equity securities at cost, less impairments, with remeasurements to fair value only upon the occurrence of observable price changes in orderly transactions for the identical or similar securities of the same issuer ("measurement alternative"). This election is reassessed each reporting period to determine whether non-marketable equity securities have a readily determinable fair value, in which case they would no longer be eligible for this election and would be measured at fair value. The Company evaluates its non-marketable equity securities for impairment at each reporting period based on a qualitative assessment that considers various potential impairment indicators. Impairment indicators might include, but would not necessarily be limited to, a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, a significant adverse change in the regulatory, economic, or technological environment of the investee, a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar securities for an amount less than the carrying amount of the investments in those securities. If an impairment exists, a loss is recognized in the consolidated statements of operations and comprehensive loss for the amount by which the carrying value exceeds the fair value of the investment. Gains and losses resulting from the remeasurement of non-marketable equity securities, including impairment, are recorded through other expense, net of other

(Amounts in tables are in thousands, unless otherwise noted)

income in the consolidated statements of operations and comprehensive loss. The Company separately presents investments in non-marketable equity securities within long-term assets on the consolidated balance sheets.

Advertising and Promotional Expense

Advertising and promotional expenses are included in sales and marketing expenses within the consolidated statements of operations and comprehensive loss and are expensed when incurred. For the years ended December 31, 2025 and 2024, advertising expenses, not including marketing promotions related to the Company's end-user incentive programs, were $18.3 million and $19.4 million, respectively.

User Acquisition

User acquisition ("UA") marketing costs to acquire new paying users to the platform are presented in sales and marketing expenses in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2025 and 2024, UA marketing costs were approximately $17.4 million and $18.4 million, respectively.

Private Common Stock Warrant Liabilities

As part of the closing of Flying Eagle Acquisition Corporation's, a Delaware corporation ("FEAC"), initial public offering, FEAC completed the private sale of 501,667 warrants to FEAC's sponsor at a purchase price of $30.00 per warrant (the "Private Warrants"). In connection with the FEAC Business Combination, FEAC's sponsor agreed to forfeit 250,833 Private Warrants. Each Private Warrant allows the sponsor to purchase one share of Class A common stock at $230.00 per share. There were no Private Warrants outstanding as of December 31, 2025 as they all expired in fiscal 2025.

The Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants are not transferable, assignable or salable, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable for cash or on a cashless basis, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Private Common Stock Warrants under ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity* ("ASC 815-40"), and concluded that they do not meet the criteria to be classified in stockholders' equity. Specifically, the exercise of the Private Common Stock Warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of the Company's Class A stockholders. As there are two classes of common stock, and not all of the stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Private Warrants do not meet the conditions to be classified in equity. Since the Private Common Stock Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the consolidated balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statement of operations and comprehensive loss at each reporting date.

The Private Warrants were valued using the Black-Scholes-Merton Option pricing model that is based on the individual characteristics of the warrants on the valuation date, which include the Company's stock price and assumptions for expected volatility, expected life and risk-free interest rate, as well as the present value of the minimum cash payment component of the instrument for the warrants, when applicable. Changes in the assumptions used could have a material impact on the resulting fair value of each warrant. The primary inputs affecting the value of the warrant liability are the Company's stock price and volatility in the Company's stock price, as well as assumptions about the probability and timing of certain events, such as a change in control or future equity offerings. Increases in the fair value of the underlying stock or increases in the volatility of the stock price generally result in a corresponding increase in the fair value of the warrant liability; conversely, decreases in the fair value of the underlying stock or decreases in the volatility of the stock price generally result in a corresponding decrease in the fair value of the warrant liability. As of December 31, 2025, the carrying value of the warrant liability is zero.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including its long-term debt to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives and freestanding derivative financial instruments that are classified as assets or liabilities are recognized at fair value with changes in fair value recognized as a component of other expense, net of other income in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards based on estimated grant-date fair values recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The compensation expense related to awards with company-based performance conditions is recognized over the requisite service period when the performance conditions are probable of being achieved. The compensation expense related to awards with market-based performance conditions is recognized on an accelerated attribution basis over the requisite service period identified as the derived service period over which the market conditions are expected to be achieved and is not reversed if the market condition is not satisfied (see Note 13, Stock-Based Compensation). The Company accounts for forfeitures as they occur. If an employee stock-based award is canceled without the concurrent grant or offer of a replacement award, the cancellation is treated as a settlement for no consideration and any previously unrecognized compensation cost shall be recognized at the cancellation date. Stock-based awards granted to employees are primarily stock options and restricted stock units.

The Company has primarily granted restricted stock units ("RSUs"), which have a service-based vesting condition over a four-year period to members of the Company's Board of Directors (the "Board") and, since 2023, over a one-year period to its employees. The fair value of each share of underlying common stock is based on the closing price of the Company's common stock on the date of the grant. Also, the Company has granted RSU's that have a performance-based vesting condition based on the Company meeting minimum targets based on either Gross Marketplace Volume ("GMV") or adjusted EBITDA.

For awards with market-based performance conditions, the Company determines the grant date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, expected capital raise percentage and market capitalization milestones. Given the Company's limited market trading history, it has estimated the volatility of its common stock on the date of grant of awards with market conditions based on the weighted average historical stock price volatility of comparable publicly-traded companies in its industry group. The Company estimated the expected term of its awards with market-based performance conditions based on various exercise scenarios, as these awards are not considered "plain vanilla." The Company utilized a risk-free interest rate based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimated the expected date of a qualifying event, the expected capital raise percentage and the expected achievement date of market capitalization milestones based on management's expectations at the time of measurement of the award's value.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company's tax returns. Deferred income taxes are recognized for differences between financial reporting and tax basis of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

The Company records a valuation allowance to reduce deferred tax assets to the net amount that the Company believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company considered historical levels of income, expectations of future taxable income and ongoing tax planning strategies. In light of the uncertainty of the realization of our deferred tax assets, the Company recorded a full valuation allowance against deferred tax assets. Realization of deferred tax assets is dependent primarily upon future U.S. taxable income.

The Company utilizes a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

Although the Company believes it has adequately reserved for uncertain tax positions, management can provide no assurance that the final tax outcome of these matters will not be materially different. The Company evaluates its uncertain tax position on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of an audit and effective settlement of audit issues.

To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company's financial condition and operating results. The provision for income taxes includes the effects of any accruals that the Company believes are appropriate, as well as the related net interest and penalties. The Company accounts for taxes due on future U.S. inclusions in taxable income under the Global Intangible Low-Taxed Income provision as a current-period expense when incurred.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease. Maintenance and repairs that do not extend the life or improve the asset are expensed as incurred. Upon disposal of property and equipment, assets and related accumulated depreciation are removed from the accounts, and the related gain or loss is included in the consolidated statement of operations and comprehensive loss as a component of other expense, net of other income.

The Company capitalizes certain costs incurred in connection with the development and acquisition of software for internal use to support its technology platform. These costs include external direct costs of materials and services, payroll and payroll-related costs for employees directly associated with the development of such software, and costs incurred in implementing cloud-based hosting arrangements.

Costs incurred during the preliminary project stage and post-implementation (operation) stage, including training and maintenance, are expensed as incurred. The Company begins capitalizing costs during the application development stage once the preliminary project stage is complete, management authorizes and commits to funding the project, it is probable that the project will be completed, and the software will be used to perform its intended function.

Capitalized software costs are recorded within property and equipment and are amortized on a straight-line basis over the estimated useful lives of the related assets.

Costs associated with cloud computing arrangements that are service contracts are expensed as incurred, except for qualifying implementation costs, which are capitalized and amortized over the term of the hosting arrangement, including reasonably certain renewal periods.

Property and equipment, net is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If these assets are considered to be impaired, the amount by which the carrying value of the asset exceeds its fair value would represent the impairment to be recognized. The Company evaluates the useful lives of these assets on a periodic basis and tests for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

(Amounts in tables are in thousands, unless otherwise noted)

The following table presents the estimated useful lives of the Company's property and equipment:

Property and Equipment	Useful Life
Buildings	39 years
Computer equipment and servers	3 years
Capitalized internal-use software	3 years
Furniture and fixtures	5 years
Leased equipment and leasehold improvements	Shorter of estimated useful life or remaining lease term

Leases

The Company accounts for leases in accordance with Accounting Standards Update Topic 842 ("ASC 842"). Under ASC 842, the Company determines if an arrangement is a lease at inception. Right of Use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers lease payments that are fixed at the time of commencement. As most of the Company's leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The determination of an appropriate incremental borrowing rate requires judgment. The Company determines its incremental borrowing rate based on publicly available data for instruments with similar characteristics, including recently issued debt, as well as other factors. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company has elected to account for short-term leases by recognizing lease payments in profit or loss on a straight-line basis over the lease term, and variable lease payments in the period in which the obligation for those payments is incurred.

The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based, and market-based factors. The Company's lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as general and administrative expenses as incurred on the consolidated statements of operations and comprehensive loss. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

ROU assets related to the Company's operating leases are included in operating lease ROU assets, while the corresponding lease liabilities are included in current and non-current operating lease liabilities on the Company's consolidated balance sheets. ROU assets related to the Company's finance leases are included in property and equipment, while the corresponding lease liabilities are included in other current liabilities and other non-current long-term liabilities on the Company's consolidated balance sheets.

Interest (Expense) Income, Net

Interest (expense) income, net consisted of the following for the year ended December 31, 2025 and 2024.

	Year Ended December 31,	
	2025	2024
Interest expense	$ (15,245)	$ (15,108)
Interest income	9,430	15,406
Interest (expense) income, net	$ (5,815)	$ 298

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

Indirect Tax Liabilities

The Company is subject to indirect taxes such as sales and use tax in the United States and value-added tax in certain foreign jurisdictions, respectively. Indirect tax liabilities are adjusted considering changing facts and circumstances, such as the closing of a tax examination, further interpretation of existing tax law, or new tax law. The Company recognizes changes to its estimate if it is estimable and probable that its position would not be sustainable upon examination by tax authorities. Although management believes the Company's recorded liabilities are reasonable, no assurance can be given that the final tax outcomes of these matters will not be different from that which its liabilities are based on. To the extent that final tax outcomes of these matters are different than the amounts recorded, such differences could have a material impact on the Company's consolidated financial statements as the Company records related tax reserves as a reduction in revenue, and penalties and interest in general and administrative expenses. Indirect tax liabilities, recorded in other current liabilities, totaled $12.6 million and $14.9 million in 2025 and 2024, respectively (see Note 9, Commitments and Contingencies).

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that are regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company has two operating and reportable segments (see Note 16, Segment Reporting).

Recently Adopted Accounting Standards and Updates

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*," which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. ASU 2023-09 is effective for financial statements issued for annual periods beginning after December 15, 2024. The amendments in ASU 2023-09 should be applied on a prospective basis and retrospective application is permitted. The Company adopted this update in the fourth quarter of 2025 and has prospectively applied the disclosure requirement in its consolidated financial statements.

The Company adopted ASU 2023-07 in fiscal 2024, which did not have a material impact on its consolidated financial statements, to expand its segment disclosure.

Recently Issued Accounting Standards and Updates Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, "*Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,*" which requires public entities to disclose disaggregated information about certain costs and expenses in the notes to their financial statements in both annual and interim filings. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, interim periods within fiscal years fiscal years beginning after December 15, 2027. The amendments in ASU 2024-03 can be applied either prospectively or retrospectively. The Company is currently evaluating the disclosure requirements related to this accounting standard update.

In September 2025, the FASB issued ASU 2025-06, "*Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,*" which modernizes the recognition and disclosure framework for internal-use software costs, removing the previous "development stage" model and introduces a more judgment-based approach. ASU 2025-06 is effective for financial statements issued for annual periods beginning after December 15, 2027 and interim periods within those fiscal years. The amendments in ASU 2025-06 can be early adopted and should be applied using either the prospective, modified, or retrospective transition approach. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

(Amounts in tables are in thousands, unless otherwise noted)

3. Revenue

The following tables present our revenues, disaggregated by offering, geographical region, and reportable segment. Revenue by geographical region is based on the location where the game developer or advertising customer is headquartered. Revenue is recognized net of any taxes collected from customers (e.g., sales and other indirect taxes), which are subsequently remitted to governmental entities. For more information on revenues presented by reportable segments, see Note 16, Segment Reporting.

	Year Ended December 31, 2025		
	Skillz	RZR	Total
Revenue from customers:			
Entry fee revenue	$ 76,894	$ —	$ 76,894
Advertising revenue	—	26,790	26,790
Other revenue:			
Maintenance fee revenue	1,260	—	1,260
Total revenue	$ 78,154	$ 26,790	$ 104,944
United States	$ 72,728	$ 7,362	$ 80,090
Cyprus	7	4,157	4,164
Malta	4	4,028	4,032
Israel	704	2,908	3,612
China	1,819	928	2,747
South Korea	113	1,669	1,782
Singapore	1	1,444	1,445
Hong Kong	570	138	708
Other countries	2,208	4,156	6,364
Total revenue	$ 78,154	$ 26,790	$ 104,944
Elimination(1)			(448)
Consolidated			$ 104,496

(1) Elimination of RZR intercompany revenues, which were generated within the United States.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

	Year Ended December 31, 2024		
	Skillz	RZR	Total
Revenue from customers:			
Entry fee revenue	$ 80,426	$ —	$ 80,426
Advertising revenue	—	10,876	10,876
Other revenue:			
Maintenance fee revenue	2,016	—	2,016
Total revenue	$ 82,442	$ 10,876	$ 93,318
United States	$ 77,032	$ 2,622	$ 79,654
Israel	813	2,060	2,873
Malta	9	2,491	2,500
China	2,154	59	2,213
Hong Kong	725	541	1,266
Cyprus	11	962	973
Other countries	1,698	2,141	3,839
Total revenue	$ 82,442	$ 10,876	$ 93,318
Elimination[1]			(453)
Consolidated			$ 92,865

(1) Elimination of RZR intercompany revenues, which were generated within the United States.

Revenue from Entry Fees

The Company generates revenues through its competition-based Skillz segment by providing a service to game developers for monetization of their game content. The monetization service provided by Skillz allows developers to offer multi-player competition to their end-users for the purpose of end-user retention and engagement. Skillz provides developers with a SDK they can download and integrate with their existing games. The SDK serves as a data interface between Skillz and the game developers that enables Skillz to provide monetization services to the developer.

The Company applies the five-step model to achieve the core principle of ASC 606. The Company determined that its customer in the provision of its technology platform and services is the game developer. The Company's ordinary activities consist of providing game developers services through access to its technology platform using the Skillz SDK. The SDK acts as an application programming interface enabling communication of data between Skillz and the game developers, which when integrated with the developer's game content, facilitates end-user registration into competitions, managing and hosting end-user competition accounts, matching players of similar skill levels, collecting end-user entry fees, distributing end-user prizes, resolving end-user disputes pertaining to their participation in competitions, and running third-party marketing campaigns (collectively, "Monetization Services").

The Company provides Monetization Services to game developers enabling them to offer competitive games to their end-users. These activities are not distinct from each other as the Company provides an integrated service enabling game developers to provide the competitive game service to the end-users, and as a result, they do not represent separate performance obligations. The Company is entitled to a revenue share based on total entry fees for paid competitions, regardless of how they are paid, net of end-user prizes (i.e., winnings from the competitions) and other costs to provide the Monetization Services. Entry fees used to enter paid competitions can include net cash deposits, cash from prior winnings, and end-user incentives. The game developers earn monthly revenue share from end-users, calculated based on end users' paid entry fees attributable to their games as a percentage of total entry fees. End-user incentives are not paid for by game developers. In addition, the Company accounts for end-user incentives either as a reduction of revenue or as sales and marketing expenses (as noted below).

The Company collects entry fees and related charges from end-users on behalf of game developers. This is done via the end-user's pre-authorized credit card or PayPal account. The Company withholds its portion of revenue share and administrative costs from these entry fees. The balance is then recorded as a reduction to revenue for the amount owed to the game developer. Therefore, the game developer's ability and intent to pay the amounts withheld by the Company is not subject to significant judgment or collection risk. Certain of Skillz' larger developer agreements provide the Company with a right to withhold additional amounts from their revenue share. These amounts relate to game-specific sales and marketing costs incurred by the Company, in its sole discretion, to acquire end-users on behalf of the game developer. The amount and timing of such withholding(s) is (are) uncertain and based on the future performance of the respective developer's games. Such amounts are recorded as part of the monthly settlement process with the game developer. Accordingly, the Company has included these amounts as a reduction to the revenue share paid to game developers.

Revenue is recognized at the time the performance obligation is satisfied by transferring control of the promised service in an amount that reflects the consideration that the Company expects to receive in exchange for the Monetization Services, which occurs when a match is initiated. The Company does not recognize contract assets or contract liabilities as the payment of the transaction price is concurrent with fulfillment of the services. At the time of game initiation, the Company has a right to receive payment for services rendered. The Company's agreements with game developers can generally be terminated for convenience by either party upon thirty days prior written notice, and in certain of the Company's larger agreements, the game developer, if required by the Company, must continue to make its games available on the platform for a period of up to twelve months, and in certain cases up to eighteen months under certain conditions.

Games provided by two developers each of which accounted for 51% and 23%, totaling 74%, respectively, of the Company's revenue for the year ended December 31, 2025. Games provided by two developers accounted for 71% of the Company's revenue for the year ended December 31, 2024.

End-User Incentive Programs

To drive traffic to the platform, the Company provides promotions and incentives to end-users in various forms. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment. Certain promotions and incentives that are consideration payable to customers, are recognized as a reduction of revenue at the later of when revenue is recognized or when the Company pays or promises to pay the incentive. Promotions and incentives recorded as sales and marketing expenses are recognized when we incur the related cost.

Our primary end-user incentive is Bonus Cash, which may be used by end-users for paid-entry fee contests and can either be newly issued or returned from prior winnings. Bonus Cash may not be withdrawn and is used in part, or in full, by players to enter paid tournaments, and any resulting winnings are typically a mix of real cash and Bonus Cash. We recognize the entire cost of Bonus Cash as sales and marketing expenses or a reduction of revenue (as discussed below). When Bonus Cash is used towards entry fees for a paid Competition and is returned to an end-user as winnings, we do not record any additional sales and marketing expenses or reductions to revenue. Likewise, if Bonus Cash is returned to an end-user and is used to enter subsequent competitions, which they continue to win, we do not record any additional sales and marketing expenses or reductions to revenue.

- *Marketing promotions and discounts accounted for as reductions to revenue.* These promotions are typically pricing actions in the form of discounts that reduce end-user entry fees. These are offered on behalf of the game developers. Although not required based on the Company's agreement with its game developers, the Company considers that game

(Amounts in tables are in thousands, unless otherwise noted)

developers have a valid expectation that certain incentives will be offered to end-users. The determination of a valid expectation is based on an evaluation of all information reasonably available to game developers regarding the Company's customary business practices, published policies and specific statements.

An example of an incentive for which the game developer has a valid expectation is the initial deposit Bonus Cash that can be earned in fixed amounts when an end-user makes their first deposit on the Skillz platform. Bonus Cash can only be applied by end-users towards future paid-entry fee competitions and cannot be withdrawn.

Another example of this type of incentive would be the redemption of Ticketz earned via game play for either Bonus Cash or merchandise. The redemption process is managed by Skillz and redemption amounts can be changed at Skillz discretion.

For the years ended December 31, 2025 and 2024, the Company recognized a reduction of revenue of $6.7 million and $13.7 million, respectively, related to these end-user incentives.

- *Marketing promotions accounted for as sales and marketing expenses.* When the Company concludes that game developers do not have a valid expectation that an incentive will be offered, management records the related cost as sales and marketing expenses. Management's assessment is based on an evaluation of all information reasonably available to game developers regarding the Company's customary business practices, published policies and specific statements. These promotions are offered to end-users to draw, re-engage, or generally increase their use of the Skillz platform.

  An example of this type of incentive is limited-time Bonus Cash offers, which are targeted to specific end-users, typically those who deposit more frequently or have not made a deposit recently, via email or in-app promotions. The Company targets groups of end-users differently, offering specific promotions it believes will best stimulate engagement. Similar to Bonus Cash earned from the redemption of Ticketz, which are virtual currency earned for every competition played based on the amount of the entry fee, or an initial deposit, limited-time Bonus Cash can only be used by end-users to enter future paid entry fee competitions and cannot be withdrawn.

  For the years ended December 31, 2025, and 2024, the Company recognized sales and marketing expense of $32.9 million and $35.8 million, respectively, related to these end-user incentives.

From time to time, the Company issues credits or refunds to end-users that are dissatisfied by the level of service provided by the game developer. There is no contractual obligation for the Company to refund such end-users nor is there a valid expectation by game developers for the Company to issue such credits or refunds to end-users on their behalf. The Company accounts for credits or refunds, which are not recoverable from the game developer, as sales and marketing expenses when incurred.

Total engagement marketing accounted for as sales and marketing expense recognized in the years ended December 31, 2025 and 2024 were $34.0 million and $37.0 million, respectively.

Advertising Revenue

The Company offers a technology platform (i.e. demand side platform, "DSP") to source available advertising space from its network of vendors / suppliers (aka, advertising exchange partners / publishers), which uses a real-time auction process. The revenue from advertising is recognized over time based on the number of impressions as the performance obligation is satisfied. The Company considers itself the agent of its customer(s). This is due to the Company's involvement in programmatically placing and sourcing advertisements on behalf of customers via a network of third party publishers. The Company does not, at any time, take ownership of advertising inventory being sourced and placed. Via the DSP, if the Company wins the auction and an impression is served, the customer's advertisement is displayed on the publisher / supplier's mobile application.

Management evaluates whether the performance obligation contained in its insertion order ("IO") is distinct within the context of a customer contract as defined above. This performance obligation to the customer incorporates the following:

(Amounts in tables are in thousands, unless otherwise noted)

- The DSP and related services (i.e., development of campaign strategy, provision of creative services, campaign flighting, performance monitoring and serving of the ads); and
- Sourcing mobile advertising space from the Company's network of vendors / suppliers.

None of these promises are separately identifiable from each other in the contract, as they are integrated with the DSP to provide the customer a combined output. The output empowers the customer to acquire the most valuable space for their mobile advertising campaign based on a pre-established / maximum budget in the IO. Our customers do not dictate where or how the Company sources advertising space. Likewise, the Company does not take ownership of any inventory before the mobile advertisement is served to the customer.

For performance obligations related to advertising revenue, customers are extended 30 day payment terms from completion of each month's IO and no advertising revenue customers accounted for more than 5% of the Company's revenue in either of the years ended December 31, 2025 and 2024, respectively.

The Company recognizes an asset for incremental costs of obtaining a contract with the customer as long as management expects to recover these costs. Incremental costs are those that would have not been incurred if the contract did not exist. Examples of incremental costs often are capitalized sales commissions whereas examples of costs that would not be included are internal employee salaries, standard benefits, travel costs, and other / general legal costs. Sales commissions are the only incremental contract costs the Company incurs and are paid based on collected revenue based on the recipient's assigned accounts. As commissions are typically satisfied within one year after an executed contract, the Company applies the practical expedient under ASC 340-40, *Other Assets and Deferred Costs: Contracts with Customers.*

Maintenance Fee Revenue

When a player becomes inactive on the platform by not participating in a tournament for six consecutive months, the Company will impose a monthly maintenance fee. This fee is charged to the player and recognized as revenue by the Company beginning in the seventh month of inactivity.

4. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	**2024**
Credit card processing reserve	$ 1,000	$ 1,000
Prepaid expenses	5,423	5,949
Other current assets	1,130	10,393
Prepaid expenses and other current assets	$ 7,553	$ 17,342

(Amounts in tables are in thousands, unless otherwise noted)

Property and Equipment, net

Property and equipment, net consisted of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Land	$ 980	$ 980
Building	12,831	12,590
Capitalized internal-use software	13,459	9,128
Computer equipment and servers	3,202	1,797
Furniture and fixtures	378	363
Leasehold improvements	122	122
Construction in progress	2,246	2,507
Total property and equipment	33,218	27,487
Accumulated depreciation and amortization	(12,442)	(11,205)
Property and equipment, net	$ 20,776	$ 16,282

Property and equipment, net by geography was as follows:

	December 31,	
	2025	2024
United States	$ 20,350	$ 15,909
Other countries	426	373
Total	$ 20,776	$ 16,282

Depreciation and amortization expense related to property and equipment was $1.4 million and $1.7 million in the years ended December 31, 2025 and 2024, respectively.

Non-marketable equity securities

Non-marketable equity securities consist of strategic investments in privately held companies, primarily within the mobile gaming and interactive entertainment ecosystem, that do not have readily determinable fair values. These investments are accounted for using the measurement alternative in accordance with ASC 321, Investments—Equity Securities as we do not have control or significant influence over these investments.

(Amounts in tables are in thousands, unless otherwise noted)

Other Current Liabilities

Other current liabilities consisted of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	**2024**
Accrued sales and marketing expenses	$ 1,084	$ 1,832
Accrued compensation	4,475	2,592
Accrued publisher fees	6,367	2,527
End-user liability, net	8,177	6,900
Accrued developer revenue share	912	862
Short-term finance lease obligations	2	464
Accrued legal expenses	2,422	15,244
Accrued interest expenses	554	554
Indirect tax liabilities	12,635	14,932
Accrued operating expenses	5,787	7,933
Other	529	724
Other current liabilities	$ 42,944	$ 54,564

10. Retirement Plans

401(k) Plan

The Company has a 401(k) plan that qualifies as a deferred salary arrangement under Section 401 of the Internal Revenue Code. Under the 401(k) plan, participating employees may defer a portion of their pretax earnings and receive a matching employer contribution of up to 3% of compensation not to exceed the maximum amount allowable. The Company recognized $0.7 million and $0.4 million of expense under this plan for the years ended December 31, 2025 and 2024, respectively.

5. Fair Value Measurements

As of December 31, 2025 and 2024, the recorded values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of the instruments.

Cash and money market funds are classified within Level 1 of the fair value hierarchy.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

	Fair Value Measurements as of December 31, 2025			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash Equivalents:				
Money market funds	$ 184,412	$ —	$ —	$ 184,412
Total assets	$ 184,412	$ —	$ —	$ 184,412

(Amounts in tables are in thousands, unless otherwise noted)

	Fair Value Measurements as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash Equivalents:				
Money market funds	$ 251,948	$ —	$ —	$ 251,948
Total assets	$ 251,948	$ —	$ —	$ 251,948

2021 Senior Secured Notes

The 2021 Senior Secured Notes are classified as Level 2 financial instruments, and the fair value of the notes is presented for disclosure purposes only. The Company determined the fair value of the notes based on secondary market quotes.

The following sets forth the activity for the 2021 Senior Secured Notes:

	2021 Senior Secured Notes
Balance at December 31, 2024	$ 121,567
Fair market value increase	8,464
Balance as of December 31, 2025	$ 130,031

6. Investments

Investment Components

The components of investments were as follows:

	As of December 31, 2025		
	Adjusted Cost Basis	Fair Value	Cash and Cash Equivalents
Money market funds	$ 184,412	$ 184,412	$ 184,412
Total investments	$ 184,412	$ 184,412	$ 184,412

	As of December 31, 2024		
	Adjusted Cost Basis	Fair Value	Cash and Cash Equivalents
Money market funds	$ 251,948	$ 251,948	$ 251,948
Total investments	$ 251,948	$ 251,948	$ 251,948

There were no indicators of impairment or the occurrence of observable price changes during the years ended December 31, 2025 and 2024. The carrying value of the Company's investments without readily determinable fair values was $52.8 million as of December 31, 2025 and 2024, respectively, and was classified within "non-marketable equity securities" in the consolidated balance sheets.

(Amounts in tables are in thousands, unless otherwise noted)

7. Long-Term Debt

Components of long-term debt were as follows as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
2021 Senior Secured Notes	$ 129,671	$ 129,671
Unamortized discount and issuance costs	(2,082)	(4,017)
Total debt after discount and issuance costs	127,589	125,654
Current portion of long-term debt	(127,589)	—
Long-term debt, net	$ —	$ 125,654

2021 Senior Secured Notes

On December 20, 2021, the Company entered into $300 million of 10.25% secured notes (the "2021 Senior Secured Notes") in a private placement to certain institutional buyers. The 2021 Senior Secured Notes are guaranteed by the Company's domestic restricted subsidiaries. The interest is payable semiannually on June 15 and December 15 of each year, beginning on June 15, 2022. At issuance, the effective interest rate on the 2021 Senior Secured Notes was 12.14%, and will mature on December 15, 2026, unless repurchased or redeemed earlier.

On April 13, 2023, the Company repurchased approximately $159.8 million of its 2021 Senior Secured Notes. After giving effect to the 2023 and other previous open market repurchases, effective interest rate on the 2021 Senior Secured Notes was 12.09%.

The 2021 Senior Secured Notes contain customary covenants restricting the Company's ability to incur debt, incur liens, make distributions to stockholders, make certain transactions with the Company's affiliates and public filings of our financial statements. We were in compliance with all covenants applicable to the 2021 Senior Secured Notes as of December 31, 2025 and 2024, respectively.

In light of delays in the filing of our annual financial statements on this Form 10-K and the interim financial statements on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, the Company fell out of compliance with the reporting covenants under the Indenture governing its senior secured notes that require the Company provide to the trustee and holders of the senior secured notes all quarterly and annual reports required to be filed with the SEC within the time periods specified under the Exchange Act. As such, on September 30, 2025, the Company received a notice of default from the trustee of the senior secured notes.

The Notice of Default provided that the Company was not in compliance under the terms of the Indenture as a result of the Company's failure to timely provide the required quarterly and annual reports within the time periods required under the Exchange Act. Pursuant to the terms of the Indenture, the receipt of the Notice of Default did not result in an Event of Default (as such term is defined under the Indenture) unless the Company remained out of compliance with this reporting covenant for 120 days following receipt of the Notice of Default.

Pursuant to the Indenture, the Company regained compliance with these reporting covenants as it cured all applicable delayed filings within 120 days of receipt of the Notice of Default.

Voluntary prepayments are permitted in whole, or in part, in minimum amounts as set forth in the Indenture Agreement governing the 2021 Senior Secured Notes, with prior notice, and with a prepayment premium of 3.417% on, or during, the twelve-month period that began on December 15, 2024. Voluntary prepayments made on, or during, the twelve-month period beginning December 15, 2025 are not subject to a prepayment premium.

(Amounts in tables are in thousands, unless otherwise noted)

Debt issuance costs incurred in connection with the 2021 Senior Secured Notes are capitalized and amortized to interest expense over the five-year term using the straight-line method, which approximates the effective interest method. Debt issuance costs are included as contra-liabilities in long-term debt.

Amortization of debt issuance costs and accretion of debt discounts included in interest expense totaled $1.9 million and $1.7 million, in the years ended December 31, 2025 and 2024, respectively.

The Company determined the fair value of the 2021 Senior Secured Notes is $130.0 million as of December 31, 2025 based on secondary market quotes (see Note 5, Fair Value Measurements).

The following table outlines the future principal maturities related to the Company's long-term debt as of December 31, 2025:

	Amount
Maturities of borrowings	
2026	$ 129,671
Total	$ 129,671

8. Leases

The Company is a party to various non-cancelable operating lease agreements for certain of its offices. The Company is a party to various non-cancelable finance lease agreements for certain network equipment. The leases have original lease periods expiring between 2026 to 2028. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The Company has elected the short-term lease recognition exemption for all leases that qualify. For leases with an initial term of 12 months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, the Company does not recognize ROU assets or lease liabilities. Instead, lease payments for short-term leases are recognized as expense on a straight-line basis over the lease term. Short-term lease costs for the years ended December 31, 2025 and 2024 were $0.2 million and $0.2 million, respectively, and are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The components of lease costs, lease term and the discount rate were as follows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	**2024**
Finance leases		
Amortization of assets under finance leases	$ —	$ —
Interest	18	97
Total finance lease costs	$ 18	$ 97
Operating lease cost	$ 792	$ 1,344
Variable lease cost	$ 199	$ 572
Short-term lease rent expense	$ 2,921	$ 2,052
Weighted-average remaining lease term		
Operating leases	2.3	5.2
Finance leases	0.0	0.6

(Amounts in tables are in thousands, unless otherwise noted)

	Year Ended December 31,	
	2025	2024
Weighted-average discount rate		
Operating leases	10.1 %	11.2 %
Finance leases	— %	10.9 %

The following table outlines future minimum lease payments under the Company's non-cancellable leases as of December 31, 2025:

	Operating Leases
2026	$ 563
2027	451
2028	272
Total undiscounted cash flows	1,286
Less: Imputed interest	(156)
Present value of lease liabilities	$ 1,130
Lease liabilities, current	$ 465
Lease liabilities, non-current	665
Present value of lease liabilities	$ 1,130

As of December 31, 2025, the Company does not have any operating and/or finance leases, which have not yet commenced.

Supplemental cash flow information related to leases for the years ended December 31, 2025 and 2024 is as follows:

	Year Ended December 31,	
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Payments for operating leases included in cash from operating activities	$ 202	$ 462
Payments for finance leases included in cash from operating activities	$ 18	$ 97
Payments for finance leases included in cash from financing activities	$ 462	$ 869
Assets obtained in exchange for lease obligations:		
Operating leases	$ 1,072	$ —
Finance leases	$ —	$ —

(Amounts in tables are in thousands, unless otherwise noted)

9. Commitments and Contingencies

Legal Matters

The Company is a party to certain claims, suits, and proceedings which arise in the ordinary course and conduct of its business and has certain unresolved claims pending, the outcomes of which are not determinable at this time. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss or range of loss. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect the results of operations, cash flows, or financial position in a particular period. The Company records legal fee expenses associated with such matters when the relevant services are provided.

Skillz v. AviaGames

On February 9, 2024, a federal jury in San Jose, California issued a verdict in favor of Skillz in a patent infringement action Skillz brought against a privately-held mobile gaming company, AviaGames, on April 5, 2021 (“Patent Case”). The jury found in favor of Skillz on all issues, determining AviaGames willfully infringed Skillz’s U.S. Patent No. 9,649,564, entitled “Peer-to-Peer Wagering Platform” (the “‘564 patent”) and awarding Skillz its full damages request of $42.9 million. After the jury verdict was issued, Skillz requested certain post-trial relief, including that the Court permanently enjoin AviaGames from continuing to infringe the ‘564 patent, award Skillz its attorneys’ fees due to the exceptional nature of the case, and treble the damages awarded by the jury. In addition, Skillz, along with game developer Big Run Studios, Inc. (“Big Run”), brought a separate case against AviaGames for false advertising, copyright infringement, and violations of California’s state unfair competition law in federal court in San Francisco, California (“Unfair Competition Case”). On April 13, 2024, Skillz, Big Run, and AviaGames entered into a settlement agreement with respect to both the Patent Case and Unfair Competition Case pending against AviaGames (the “Litigation Settlement”). In exchange for dismissal of both actions and other settlement terms, AviaGames agreed to pay Skillz and Big Run a total of $80.0 million. On April 12, 2024, the Company and Big Run Studio entered into a Side Letter Agreement providing that a portion of the AviaGames settlement funds allocated to Big Run Studio be utilized to repay the outstanding principal and accrued interest under a loan and security agreement totaling $2.0 million.

During the year ended December 31, 2024, the Company and Big Run collectively received $50.0 million from AviaGames pursuant to the settlement agreement. Of the $50.0 million received, Skillz received $48.0 million, $2.0 million of which was for settlement of the amount outstanding under the loan and security agreement with Big Run. Of the $4.0 million allocated to Big Run under the Side Letter Agreement, Big Run received $2.0 million net of the settlement of the loan and security agreement. Beginning in March of 2025, AviaGames is required to pay Skillz an additional $7.5 million annually over a four-year period as royalty payments for AviaGames’ license of the ‘564 patent and its patent family; no portion of these payments are due to Big Run.

During the year ended December 31, 2024, the Company recorded a gain from the Litigation Settlement netting to $46.0 million consisting of the gross payment of $48.0 million less the $2.0 million received for satisfaction and settlement of the loan and security agreement.

During the year ended December 31, 2025, the Company recorded a gain from the Litigation Settlement of $7.5 million when payment was received, and it will record a gain during fiscal 2026 for the $7.5 million payment received in March 2026 (see Note 18, Subsequent Events). The Company expects to record the $7.5 million payments to be received in March 2027 and 2028 as a gain upon receipt of each amount.

Skillz v. Tether Litigation

On August 29, 2025, the Company received a notice (“Notice”) from Tether indicating that Tether is terminating all of Tether Agreements, including the Company’s Developer Terms and Conditions of Service, as amended, effective as of September 1, 2025. The Company believes the termination notice for cause is invalid and that Tether breached its obligations under the

(Amounts in tables are in thousands, unless otherwise noted)

Tether Agreements. Certain of the Tether Agreements restrict the removal of two games covered thereby, Solitaire Cube and 21 Blitz, from the Company's platform for at least 18 months following termination.

Following receipt of the Notice, on September 1, 2025, the Company filed suit in the Court of Chancery of the State of Delaware, seeking injunctive and declaratory relief in relation to Tether's breach of the Tether Agreements. On October 3, 2025, the Company filed a first amended complaint in the Court of Chancery of the State of Delaware alleging additional breaches of contract and damages. On October 10, 2025, Tether filed its answer to Skillz's first amended complaint and also asserted counterclaims against Skillz for breach of contract, breach of the implied covenant of good faith trademark infringement, and under Delaware's deceptive trade practices act. On March 3, 2026, Skillz filed a second amended complaint, adding Aim Games, LLC ("Aim Games") to the complaint, which Skillz alleges is an alter ego or controlled affiliate of Tether. Skillz alleges that Aim Games impermissibly hosted monetization services for Tether's games in violation of the Tether Agreements. Skillz asserted breach of contract claims against both Tether and Aim Games, and tortious interference claims against Aim Games. Skillz seeks equitable relief and damages arising out of its claims. The case is currently scheduled for trial on August 25-27, 2026. Based on the information known by the Company, any such estimated loss range is not possible to determine.

Hanna v. Paradise, et. al.

In March 2024, an alleged stockholder filed a putative derivative complaint, *Hanna v. Paradise, et al*., No. 2024-0228-KSJM, in the Delaware Court of Chancery, purportedly on behalf of Skillz against certain of Skillz's current and former officers, directors, and certain stockholders. The complaint alleges breaches of fiduciary duties, aiding and abetting breaches of fiduciary duties, and unjust enrichment arising out of Skillz's March 2021 underwritten secondary public offering. The complaint asserts that certain of the director and officer defendants breached fiduciary duties to Skillz by allegedly inappropriately selling stock as part of the public offering while in possession of material, non-public information, that the stockholder defendants aided and abetted these alleged breaches of fiduciary duties, and that all defendants were unjustly enriched by their sales in the public offering. The complaint seeks unspecified damages and restitution for Skillz from the defendants and the payment of costs and attorneys' fees. Defendants moved to dismiss the complaint on June 6, 2024. Plaintiffs responded by voluntarily dismissing 55 of the stockholder defendants but opposing the motion as to all remaining defendants. Briefing on the motion to dismiss was completed at the end of August 2024. The court heard oral arguments on the motion to dismiss on January 7, 2025. On July 3, 2025, the court issued a ruling converting defendants' motion to dismiss on demand futility grounds to a motion for summary judgment and ordered limited discovery on the independence of a former Skillz director. The court stayed consideration of defendants' other dismissal arguments given its ultimate ruling on the demand futility issue could moot these other dismissal arguments. Plaintiff has issued certain subpoenas following this ruling, and certain non-parties have produced documents in response to those subpoenas. Further briefing in support of summary judgment on demand futility grounds is expected, but no schedule is currently in place for such briefing. Based on the information known by the Company, any such estimated loss range is not possible to determine.

Skillz vs. Voodoo SAS et. al.

On July 1, 2024, Skillz filed suit against Voodoo SAS and two affiliate entities, Esport Newco SAS and Esport Newco US Corp. (collectively, "Voodoo") in the United States District Court for the Southern District of New York. In its complaint, Skillz asserts violations of the Lanham Act's prohibition of false advertising and New York's General Business Law § 349 based on, inter alia, Skillz's allegations that Voodoo advertises its mobile games offered through the "Blitz Win Cash" application as "fair," "skill-based," and for "real players only" when in reality Voodoo is fixing the outcome of its tournaments through the use of computer algorithms or "bots." On August 22, 2024, Skillz brought a motion for a preliminary injunction, and on September 18, 2024, Voodoo moved to dismiss the complaint or, in the alternative, to strike certain allegations. Skillz's and Voodoo's motions were both mooted when Skillz amended its complaint on October 2, 2024. On October 8, 2024, Skillz renewed its motion for a preliminary injunction and expedited discovery based on the amended complaint, and Voodoo moved to dismiss the amended complaint on October 16, 2024. Voodoo's motion to dismiss is fully briefed and awaiting a decision by the court. The court denied Skillz's motion for preliminary injunction. The parties are currently participating in discovery.

Skillz vs. Papaya Gaming, Ltd., et al.

In March 2024, Skillz sued Papaya Gaming, Ltd. and Papaya Gaming, Inc. (collectively, "Papaya") in the United States District Court for the Southern District of New York alleging false advertising under the Lanham Act and unfair business practices in

(Amounts in tables are in thousands, unless otherwise noted)

connection with Papaya's marketing of its mobile games as "fair" and "skill-based" despite Papaya's deployment of algorithmic competitors ("bots") in its games that win cash prizes for Papaya's benefit. In June 2024, the court denied Papaya's motion to dismiss Skillz's complaint in its entirety. In September 2024, Papaya filed amended counterclaims against Skillz alleging that Skillz also engaged in false advertising and unfair business practices for purportedly allowing bots in games on Skillz's platform, defamation for Skillz's alleged involvement in a non-profit organization that collected and published data related to customer complaints to state attorney generals related to Papaya's and other companies' alleged fraudulent bot use, and purported trademark and copyright infringement of design elements of certain games, among other things. In March 2025, the court dismissed Papaya's defamation counterclaims and severed Papaya's intellectual property claims. Following the court's rulings, Papaya voluntarily dismissed its intellectual claims against Skillz. The parties submitted to the Court summary judgment filings and motions to exclude various experts. On October 27, 2025, the court denied Papaya's motion for summary judgment on Skillz's claims. The court also denied Papaya's motion to exclude Skillz's damages and survey experts. On November 21, 2025, the court granted Skillz's motion for summary judgment of all of Papaya's remaining counterclaims and affirmative defenses. On February 12, 2026, the court granted in part and denied in part Skillz's motion to exclude Papaya's damages and technical experts. The court also granted in part and denied in part Papaya's motion to exclude Skillz's technical expert. The trial is currently scheduled to begin on April 13, 2026.

Lien, et al. v. Eagle Equity Partners II, LLC, et al.

On October 31, 2022, a class action was filed, Darcy Lien v. Eagle Equity Partners II, LLC, et al., Case No. 2022-0972-PAF, in the Delaware Court of Chancery against Eagle Equity Partners II, LLC and certain of the former officers and directors (the "Individual D&O Defendants") of Flying Eagle Acquisition Corp. ("Flying Eagle"). This litigation does not name Skillz or any of Skillz's current directors in their capacity as such. Plaintiffs allege that the Individual D&O Defendants (i) failed to exercise proper due diligence and process in connection with Flying Eagle's transaction with Skillz and (ii) made misleading statements in Form S-4 filed with the U.S. Securities & Exchange Commission in connection with the transaction. Defendants filed their initial motion to dismiss on February 17, 2023. Plaintiffs then filed an amended complaint on April 12, 2023. Defendant's motion to dismiss the amended complaint was filed on June 2, 2023. Plaintiff's opposition was filed July 17, 2023, and defendant's reply was filed August 21, 2023. Oral argument was held on the motion to dismiss on January 5, 2024, and on May 29, 2024 the court denied Defendants' motion to dismiss. In November 2024, Skillz filed suit against its insurance carrier for D&O insurance coverage and on January 17, 2025, the insurance carrier agreed to pay a total of $9.8 million to the Company in connection with this matter's settlement agreement. Following certain discovery, on March 27, 2025, the parties executed a term sheet to settle the action in principle for $10.0 million, subject to completing settlement documentation and obtaining court approval. On May 19, 2025, the parties executed a settlement stipulation, subject to court approval. As the successor to Flying Eagle, Skillz is obligated to indemnify and pay legal costs of the Individual D&O Defendants of Flying Eagle in their capacities as such in connection with this action and, as such recorded an expense of $10.0 million, offset by the insurance proceeds of $9.8 million. Of those insurance proceeds, Skillz used $1.3 million to pay defense costs, and Skillz used the remaining balance of those funds, $8.5 million (plus interest earned thereon), to help fund the $10.0 million settlement. Under the terms of the proposed settlement, Skillz funded $10.0 million into Plaintiffs' escrow account on July 10, 2025. The court granted final approval of the settlement on September 2, 2025.

Mitchell, et al. v. Skillz Platform Inc.

On January 21, 2026, a putative class action was filed in the Northern District of California, Kel Mitchell et al., v. Skillz Platform Inc., Case No. 3:26-cv-00674-AMO. Plaintiff Kel Mitchell individually and on behalf of all others similarly situated, alleges that Skillz violated California's Unfair Competition Law, made negligent misrepresentations, and is liable for unjust enrichment. Plaintiff Giovanni Garza, individually and on behalf of all others similarly situated, alleges that Skillz engaged in deceptive trade practices under Texas law, made negligent misrepresentations, and is liable for unjust enrichment. Plaintiffs' claims arise out of allegations that Skillz purportedly made misrepresentations about not using bots in competitions on Skillz's platform, misrepresented the evenness of Skillz's matchmaking, and made misrepresentations about a user's ability to withdraw cash. Plaintiffs seek declaratory relief that Skillz's conduct violates applicable state law, compensatory and economic damages, damages for mental anguish, statutory, treble, and punitive damages, restitution of the money lost by the class, interest, costs, and attorneys' fees, and injunctive relief. Skillz filed a motion to dismiss Plaintiffs' complaint on March 10, 2026. Based on the information known by the Company, any such estimated loss is immaterial.

(Amounts in tables are in thousands, unless otherwise noted)

Vendor Disputes

Between November 2022 and March 2023, the Company and a vendor entered into several agreements in which the vendor would perform defined professional services. Of the $7.2 million in invoices from the vendor, the Company paid $3.2 million and claimed that the vendor expanded the scope of work without authorization, over billed for its services, performed poorly and unilaterally refused to perform certain agreed upon deliverables. The vendor, in turn, claimed it received proper authorization for the work it performed, completed its contracted-for tasks and that the Company breached the agreements and failed to pay outstanding invoices. The vendor sought $4.0 million in damages, plus interest, attorney fees and costs of litigation. The Company sought counterclaims from the vendors for breach of contract, breach of implied covenant of good faith and fair dealing, and fraudulent inducement and sought approximately $15.0 million in damages, plus interest, attorney fees and costs of litigation. In March 2025, the vendor and the Company settled the dispute. In exchange for mutual releases of all claims, the Company paid the vendor $2.8 million.

In April 2022, the Company and a vendor entered an agreement to license certain rights to develop vendor branded mobile games. In consideration, the Company agreed to pay the vendor certain monetary amounts over three years and the vendor, in turn, would use good faith efforts to promote the games. In December 2024, the vendor filed a complaint in Nevada seeking damages of $1.3 million for breach of contract, failure to pay royalties and unjust enrichment. In April 2025, the Company and the vendor agreed to mediate the matter that resulted in a settlement where the Company agreed to and paid the vendor $0.5 million in fiscal 2025, which represented the past due balances for year one and year two of the agreement that were fully accrued as of December 31, 2024.

Termination of Operating Lease

In May 2019, the Company leased its former headquarters with a landlord, (the “Landlord”). From February 2024 to April 2025, the Landlord served demand letters and notices of default on the Company asserting that the Company failed to pay the lease obligations. In April 2025, the Company and the Landlord executed a settlement dismissing with prejudice the dispute and fully resolving the matter. In exchange for the mutual releases, the Company paid the Landlord a lump sum payment of $14.0 million. The Company recorded a loss on termination of the operating lease of $0.4 million representing the difference between the settlement amount and the carrying value of the lease obligation, which was recorded as a component of other expense, net of other income in the statement of operations for the year ended December 31, 2024.

Former Employee

On May 15, 2019, a former employee of the Company filed a suit against the Company in the San Francisco Superior Court in California for claims including breach of contract, retaliation and wrongful termination. The case was tried in August and September 2021. The jury found in favor of the former employee and rendered a verdict against the Company for $11.6 million in compensatory damages, and the Company recorded a loss contingency accrual of $7.1 million and corresponding general and administrative expenses in such amount in the third quarter of 2021. In April 2022, the judge in the case determined, in light of the Company’s post-verdict motions, that the instructions given to the jury at trial were defective. Accordingly, the judge ordered a new trial on damages or, alternatively, permitted the plaintiff to accept a reduced verdict in the amount of $4.4 million, which the plaintiff subsequently levied from the Company’s bank account. On May 25, 2022, the Company filed an appeal from the judgment seeking, in part, entry of judgment in the Company's favor notwithstanding the verdict. The plaintiff accepted the reduced verdict, and filed an appeal from the judgment on June 7, 2022, seeking in part, to reinstate the jury's original verdict (or an award less than the original verdict but greater than the $4.4 million final judgment) and challenge the trial court’s conclusion that stock options are not “wages,” which was the basis for dismissing his wrongful termination and retaliation claims. Skillz filed its response and reply brief on July 7, 2023. On April 8, 2024, the Court of Appeals issued its decision, affirming the judgment of $4.4 million, with an additional $2.3 million for a total award of $6.7 million. The Court of Appeals also affirmed the dismissal of the wrongful termination and retaliation claims, holding that stock options are not wages. The Court of Appeal’s decision became final, non-appealable and enforceable on May 20, 2024.

On October 11, 2024, the Court issued preliminary legal rulings on post-judgment interest and ordered parties to meet and confer to determine whether an agreement could be reached. The Company and former employee agreed that post-judgment interest of $733 thousand was owed, but the Company objected to any additional amounts as requested by the former employee.

(Amounts in tables are in thousands, unless otherwise noted)

On November 21, 2024, the Court adopted the amount of interest owed and denied additional amounts of post-judgment interest that the former employee claimed. On December 9, 2024, the former employee filed a Notice of Appeal challenging the Court's denial of a substantial amount of post-judgment interest in excess of $733 thousand. On January 8, 2025, the former employee filed an Abandonment of Appeal, thereby terminating the appeal. The Company considered this matter resolved.

Indirect Taxes

The Company is subject to indirect taxes, including sales and use tax in the United States and value-add tax in certain foreign jurisdictions. The Company has indirect tax liabilities totaling $12.6 million and $14.9 million as of December 31, 2025 and 2024, respectively, associated with indirect taxes based on currently available information and assumptions that the Company believes are reasonable based on an evaluation of relevant factors. Indirect tax liabilities are adjusted considering changing facts and circumstances, such as the closing of a tax examination, further interpretation of existing tax law, or new tax law. The Company recognizes changes to its estimate if it is estimable and probable that its position would not be sustainable upon examination by tax authorities. Although management believes the Company's recorded liabilities are reasonable, no assurance can be given that the final tax outcomes of these matters will not be different from that which its liabilities are based on. The Company's application of the revenue code for indirect taxes in certain jurisdictions, including those within the United States, may be challenged by taxing authorities in those jurisdictions. The Company is in the process of filing self-disclosure returns in unregistered jurisdictions. Any associated assessments may result in additional tax liabilities. The Company does not currently anticipate that any such assessments will result in a material increase in the liabilities (see Note 2, Summary of Significant Accounting Policies).

The Company is currently undergoing an examination in the State of Washington regarding its indirect tax liability.

11. Common Stock Warrants

As of December 31, 2025, the Company had no Private Warrants outstanding as they all expired in fiscal 2025.

As of December 31, 2024, the Company had 226,786 Private Warrants outstanding.

During the years ended December 31, 2025 and 2024, there were no Private Warrants exercised.

In connection with the closing of our special purpose acquisition company, Flying Eagle Acquisition Company ("FEAC") and its initial public offering, FEAC completed the private sale of 501,667 warrants to FEAC's sponsor at a purchase price of $30.00 per warrant. In connection with the FEAC Business Combination, FEAC's sponsor agreed to forfeit 250,833 Private Warrants. Each Private Warrant allows the sponsor to purchase one share of Class A common stock at $230.00 per share.

Private Warrants and the shares of Class A common stock issuable upon exercise of the Private Warrants are not transferable, assignable or sellable until 30 days after the completion of the FEAC business combination, subject to certain limited exceptions. Additionally, the Private Warrants are not non-redeemable so long as they are held by the initial purchasers or such purchasers' permitted transferees. If the Private Warrants are held by someone other than their initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

(Amounts in tables are in thousands, unless otherwise noted)

12. Stockholders' Equity

Common Stock

The Company's amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 20 votes per share. Shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock and generally convert into shares of Class A common stock upon transfer. Any dividends paid to the holders of Class A common stock and Class B common stock will be paid on a pro rata basis. The payment of dividends is restricted under the terms of the Company's 2021 Senior Secured Notes. On a liquidation event, any distribution to common stockholders is made on a pro rata basis to the holders of the Class A common stock and Class B common stock.

As of December 31, 2025 and 2024, the Company has authorized a total of 41.3 million shares, consisting of (i) 31.3 million shares of common stock, par value $0.0001 per share ("Common Stock"), including 25.0 million shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), 6.3 million shares of Class B common stock, par value $0.0001 per share, and (ii) 10.0 million shares of preferred stock, par value $0.0001 per share.

We own 82.4% of the combined equity of RZR (formerly Aarki), consisting of preferred stock and common stock. The equity in RZR (formerly Aarki) not owned by Skillz consists of share-based payment awards made to employees. The resulting non-controlling interest related to these shares is not material. Under our Series A Preferred Stock Purchase Agreement with RZR (formerly Aarki), they may undertake funding transactions via the sale of its preferred stock. The investment agreement stipulates that Skillz has right of first refusal to match offer terms of any proposed sale of RZR (formerly Aarki) stock to a third party. We did not purchase RZR stock in 2025 and we purchased $5.0 million in exchange for Series B preferred stock of RZR in 2024, which was eliminated upon consolidation.

Share Repurchase Program

On August 18, 2023, the Board authorized a share repurchase program (the "Share Repurchase Program") pursuant to which the Company may repurchase, at any time or from time to time, but for a period no longer than one year from the date of authorization, shares of Class A Common Stock up to an aggregate purchase price of $65.0 million. Such purchases may be made on the New York Stock Exchange or any other national securities exchange on which the Class A Common Stock is then traded. The Share Repurchase Plan is pursuant to Rule 10b5-1 promulgated under the Exchange Act and/or pursuant to accelerated share repurchase arrangements, tender offers, privately negotiated transactions or otherwise. On December 5, 2024, the Board re-approved the Share Repurchase Program and extended the expiration date until otherwise suspended, terminated or modified at any time for any reason by the Board.

Under the Share Repurchase Program, the Company repurchased 1.7 million and 3.1 million shares at a weighted average price of $5.45 and $6.24 per share for an aggregate value of $9.3 million and $19.4 million during the years ended December 31, 2025 and 2024, respectfully. Included in the 3.1 million shares repurchased during the year ended December 31, 2024 is a total of 979,848 shares repurchased in a private transaction from two shareholders, deemed to be related parties to the Company, at $7.00 per share, a 35% premium to the Company's share price at the time of the transaction (see Note 15, Related-Party Transactions).

(Amounts in tables are in thousands, unless otherwise noted)

13. Stock-Based Compensation

The following table summarizes stock-based compensation expense recognized for the years ended December 31, 2025 and 2024, as follows:

	December 31,	
	2025	2024
Cost of revenue	$ 3	$ 10
Research and development	1,173	841
Sales and marketing	3,189	6,467
General and administrative	15,215	22,697
Total stock-based compensation expense	$ 19,580	$ 30,015

During the years ended December 31, 2025 and 2024, $0.2 million and $0.1 million of stock-based compensation expense was capitalized as internally developed software and included in property and equipment, net.

Equity Incentive Plans

Skillz Inc. 2020 Omnibus Incentive Plan

In December 2020, the Board adopted the Skillz Inc. 2020 Omnibus Incentive Plan (the "2020 Plan"). The 2020 Plan became effective upon consummation of the FEAC business combination and succeeds the Company's legacy equity incentive plans. Under the 2020 Plan, the Company may grant stock-based awards to purchase or directly issue shares of common stock to employees, directors and consultants. Options are granted at a price per share equal to the fair market value of the underlying common stock at the date of grant. Options granted are exercisable over a maximum term of 10 years from the date of grant. RSUs are also granted under the 2020 Plan. These awards typically have a cliff vesting period of one year and continue to vest quarterly thereafter. The 2020 Plan also permits the Company to grant stock-based awards with company-performance or market-performance conditions. In connection with the closing of the FEAC business combination, the Company entered into certain option agreements that include vesting conditions contingent upon the attainment of volume weighted average price targets related to the Company's Class A common stock on the NYSE.

As of December 31, 2025, the 2020 Plan permitted the Company to deliver up to 7,302,616 shares of common stock pursuant to awards issued under the 2020 Plan, consisting of 750,000 shares which may be of Class A and/or Class B common stock, 5,262,748 shares of Class A common stock and 1,289,868 shares of Class B common stock. The total number of shares of Class A common stock and Class B common stock that will be reserved and that may be issued under the 2020 Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2021, by a number of shares equal to 5% of the total number of shares of Class A common stock and Class B common stock, respectively, outstanding on the last day of the prior calendar year. There are approximately 1.7 million awards of our common stock available for future equity grants under our existing equity incentive plan.

Employee Stock Purchase Plan

In June 2021, the Company commenced its first offering period under the Skillz Inc. Employee Stock Purchase Plan (the Employee Stock Purchase Plan), which assists employees in acquiring a stock ownership interest in the Company and encourages them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified offering periods. No employee may purchase more than $25 thousand worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. The expense recognized in relation to the Employee Stock Purchase Plan was immaterial for the years ended December 31, 2025 and 2024, respectively.

Stock-Based Awards

Stock Options, Restricted Stock Units ("RSUs") and Performance-Based Restricted Stock Units ("PSUs")

The following represents the activities for stock options and RSUs during the year ended December 31, 2025 (in thousands, except for share, per share, and contractual term data):

	Options Outstanding				Restricted Stock Units	
	Number of Shares Outstanding Under the Plan	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Plan Shares Outstanding	Weighted-Average Grant Date Fair Value per Share
Balance at December 31, 2024	681,729	$ 312.44	5.96	$ 30	1,769,947	$ 10.52
Granted	—	—			674,268	6.29
Exercised or vested	(3,735)	0.91			(947,647)	8.23
Cancelled, forfeited or expired	(1,290)	15.04			(186,022)	6.91
Balance at December 31, 2025	676,704	$ 314.72	4.96	$ 9	1,310,546	$ 10.51
Exercisable at December 31, 2025	76,704	$ 10.68	3.13	$ 9		
Unvested at December 31, 2025	600,000	$ 353.60	4.96	$ —		

The number of RSUs granted and outstanding does not include 0.2 million of PSUs the Company issued as of December 31, 2025. The performance targets in 2025 were based on Net Gaming Revenue ("NGR" or GMV less prizes and other incentives paid to players) and adjusted EBITDA. Additionally, the activity related to stock options and RSUs presented in the table above does not include the 2022 Former CFO restricted stock unit and performance award or the 2022 CEO restricted stock unit and performance award, described below.

Equity award shares exercised or vested as presented in the above table are net of shares withheld to cover tax obligations on stock-based compensation, which resulted in a reduction to additional paid-in capital of $1.3 million during the year ended December 31, 2025.

As of December 31, 2025, unrecognized stock-based compensation expense related to unvested stock options, RSUs and PSUs was $8.9 million. Restricted stock generally vests over periods of one to three years. The weighted-average period over which such compensation expense will be recognized is 1.22 years.

No options were granted during the years ended December 31, 2025 and 2024.

2022 Former CFO Restricted Stock Unit and Performance Award

The Company granted the Company's former President and Chief Financial Officer ("Former CFO") a restricted stock unit award covering shares of Class A common stock with a grant date value equal to $15.0 million, comprised of 0.5 million restricted stock units, which vest 25% on the first anniversary of the Former CFO's start date and in 12 substantially equal quarterly installments thereafter, in each case subject to continuous service with the Company through each applicable vesting date, provided that the grant vests in full if the Former CFO is terminated without cause following a change of control of the Company. On September 30, 2022, the number of shares became fixed and the restricted stock unit award was re-measured based on the then fair value of our Class A common stock. The Company reclassified the re-measured liability classified award with a fair value of $10.7 million to additional paid-in capital.

In addition, the Company issued to the Former CFO a performance stock unit award covering shares of Class A common stock with a fair value of $5.0 million as of the issuance date, comprised of 0.2 million performance stock units, which vest over four

(Amounts in tables are in thousands, unless otherwise noted)

one-year periods, with pro-rata vesting for the first and last performance period, in each case subject to continuous service with the Company through each applicable vesting date and the attainment of certain corporate performance goals.

On January 5, 2024, the Former CFO informed the Company of his decision to step down from his position. The 2022 Former CFO restricted stock unit and performance award was forfeited in 2024.

2022 CEO Restricted Stock Unit and Performance Award

The Company granted the CEO a restricted stock unit award covering shares of Class A common stock with a grant date fair value equal to $25.9 million, comprised of 1.4 million restricted stock units. The grant was comprised of 25% time-based RSUs and 75% performance-based RSUs. Such grant vests 25% on the first anniversary of January 1, 2023 and the remainder vests in 12 substantially equal quarterly installments, in each case subject to continuous service with the Company through each applicable vesting date, and with respect to performance-based RSUs, the satisfaction of the applicable performance metrics, provided that the grant vests in full if the CEO is terminated without cause following a change of control of the Company. During the year ended December 31, 2025, the Company recognized $3.7 million in compensation expense related to this grant. As of December 31, 2025, the unrecognized stock-based compensation cost related to the non-vested CEO restricted stock unit award was $3.3 million, which is expected to be recognized over the remaining weighted-average period of approximately 0.90 years.

Founders' Option Agreements

In December 2020, the Company entered into option agreements with each of the CEO and Chief Strategy Officer ("CSO") (the "Option Agreements") awarding them options to purchase (i) 498,000 shares of Class B common stock to the CEO and (ii) 102,000 shares of Class A common stock to the CSO with an exercise price of $353.60 (the "Founders' Options). The options will vest in three equal increments as follows (i) one-third (1/3) of the options shall vest and become exercisable as of the date, following the grant date, that the volume weighted average price on the NYSE over a ten (10) trading day period of underlying Class A common stock ("VWAP") equals or exceeds 3.0x the VWAP of the shares as of the Closing Date (as defined in the Options Agreements), (ii) one-third (1/3) of the options shall vest and become exercisable as of the date, following the grant date, that the VWAP of the shares equals or exceeds 4.0x the VWAP of the shares as of the Closing Date; and (iii) one-third (1/3) of the options shall vest and become exercisable as of the date, following the grant date, that the VWAP of the shares equals or exceeds 5.0x the VWAP of the shares as of the Closing Date.

The $93.4 million grant date fair value of the Founders' Options was estimated using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the market condition targets may not be satisfied. The significant inputs to the valuation included the Class A stock price and the risk-free interest rate as of the grant date, as well as the estimated volatility of the Class A common stock. During the year ended December 31, 2025, the Company recognized $12.1 million in compensation expense related to these grants. As of December 31, 2025, the unrecognized stock-based compensation cost related to the Option Agreements was $2.8 million, which is expected to be recognized over the remaining weighted-average vesting period of 0.54 years.

14. Income Taxes

The Company has historically generated net operating losses in each of the tax jurisdictions in which it operates and has provided a valuation allowance against net deferred tax assets due to uncertainties regarding the Company's ability to realize these assets.

The loss before income taxes consisted of the following:

	Year Ended December 31,	
	2025	2024
U.S.	$ (70,875)	$ (46,711)
Non-U.S.	575	(13)
Total loss before income taxes	$ (70,300)	$ (46,724)

(Amounts in tables are in thousands, unless otherwise noted)

The provision for income taxes consisted of the following:

	Year Ended December 31,	
	2025	2024
Current:		
U.S. Federal	$ (25)	$ (41)
U.S. State	(17)	50
Non-U.S. Foreign	150	57
Total current	108	66
Deferred:		
U.S. Federal	—	—
U.S. State	—	—
Total deferred	—	—
Provision for income taxes	$ 108	$ 66

Income taxes paid, net of refunds received consisted of the following:

	Year Ended December 31,
	2025
U.S. Federal	$ —
U.S. State(1)	128
Non-U.S. Foreign(2)	23
Total income taxes paid, net of refunds received	$ 151

(1) State taxes paid primarily related to Texas.
(2) Foreign taxes paid primarily related to India.

A reconciliation of the Company's effective tax rate is as follows for the year ended December 31, 2025:

	Year Ended December 31, 2025	
Income tax rate reconciliation	**$**	**%**
At statutory rate	$ (14,763)	21.0 %
State taxes (net of federal benefit)(1)	(1)	— %
Valuation allowance	11,116	(15.8)%
Stock-based compensation	3,720	(5.3)%
Other non-deductible items	(155)	0.2 %
Cross-border tax laws	191	(0.3)%
Worldwide changes in uncertain tax benefits	(61)	0.1 %
Foreign tax effects	61	(0.1)%
Effective income tax rate	$ 108	(0.2)%

(1) State taxes, net of federal benefit, were primarily comprised of income taxes in California for the year ended December 31, 2025.

SKILLZ INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, unless otherwise noted)

A reconciliation of the Company's effective tax rate is as follows for the year ended December 31, 2024:

	Year Ended December 31,
	2024
Income tax rate reconciliation	**%**
At statutory rate	21.0 %
State taxes	(0.1)%
Valuation allowance	(7.8)%
Stock-based compensation	(12.7)%
Permanent differences related to fair value adjustments	(0.5)%
Effective income tax rate	(0.1)%

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	Year Ended December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 170,229	$ 151,015
Stock-based compensation	863	952
Reserves and accruals	4,768	5,394
Property and equipment	351	604
Lease liabilities	31	2,542
Capitalized research and development	9,693	12,961
Sec. 163(j) interest carryforwards	8,015	6,445
Other	29	36
Total deferred tax assets	193,979	179,949
Less: valuation allowance	(193,949)	(179,877)
Deferred tax assets, net of valuation allowance	30	72
Deferred tax liabilities:		
Right-of-use assets	(30)	(72)
Total deferred tax liabilities	(30)	(72)
Net deferred tax assets (liabilities)	$ —	$ —

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. A full review of all positive and negative evidence needs to be considered. As of December 31, 2025 and 2024, the Company has provided a full valuation allowance on its net deferred tax assets.

(Amounts in tables are in thousands, unless otherwise noted)

Changes to the valuation allowance were related to the following:

	Year Ended December 31, 2025	
Valuation allowance		
Beginning balance	$	179,877
Change related to continuing operations		14,072
Change related to acquisitions		—
Change related to other comprehensive income		—
Valuation allowance ending balance	$	193,949

As of December 31, 2025, the Company had net operating loss carryforwards for U.S. Federal and state income tax purposes of approximately $701.6 million and $280.0 million. The U.S. Federal and state net operating loss carryforwards, if not utilized, will expire beginning in 2033 and 2032, respectively. Approximately $665.6 million of our U.S. Federal net operating loss carryforwards are not subject to expiration. Utilization of some of the U.S. Federal and state net operating loss and credit carryforwards may be subject to annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization. The Company has performed a Section 382 study as of December 31, 2024 and does not expect any net operating losses to expire unused due to Section 382 limitations.

The Company files tax returns in the U.S. and various local, state and foreign jurisdictions. The Company is not currently under examination in any of these jurisdictions and all its tax years remain open to examination due to net operating loss carryforwards. The Company does not have any material reserves for uncertain tax positions.

15. Related-Party Transactions

On December 10, 2024, the Company entered into Share Repurchase Agreements (the "Share Repurchase Agreements") with Wildcat Capital Management, LLC and Wildcat Partner Holdings, LP (the "Wildcat Parties"). Prior to the transaction, the Wildcat Parties owned more than 6% of our Class A Common Stock in the aggregate. Pursuant to the Share Repurchase Agreements, the Company agreed to repurchase 961,532 shares of its Class A Common Stock from Wildcat Partner Holdings, LP at a price of $7.00 per share, for a total purchase price of $6.7 million, and 18,316 shares of its Class A Common Stock from Wildcat Capital Management, LLC at a price of $7.00 per share, for a total purchase price of $0.1 million (collectively, the "Share Repurchase Transactions"), which in the aggregate comprised all of the shares of Class A Common Stock beneficially owned by the Wildcat Parties. The Share Repurchase Agreements contain customary representations and warranties, and closed on December 10, 2024.

At a repurchase price of $7.00 per share, the shares of Class A Common Stock were repurchased at a 35% premium to the Company's share price at the time of the transaction. The Company recorded the purchase price of the Share Repurchase Transactions as treasury stock.

In December 2024, in light of interest shown by certain institutional shareholders to sell their shares back to the Company, including the Wildcat Parties, the Board formed a special transactions committee comprised solely of independent directors (the "Special Transactions Committee"). The Special Transactions Committee was charged with evaluating and approving any share repurchases from such institutional investors.

Aside from Share Repurchase Transactions and the Executive grants discussed in Note 13, Stock-Based Compensation, the Company did not have any other significant related party transactions during the years ended December 31, 2025 and 2024.

16. Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-making group (the "CODM"). Our CODM consists of the CEO who allocates resources and measures profitability based on our operating segments, which are managed and reviewed separately, as each represents services that can be sold separately to our customers. To monitor performance, the CODM regularly receives and reviews Adjusted EBITDA information for each operating segment, together with consolidated expense information. Additionally, the CODM receives estimated and forecasted expense information by operating segment. The CODM uses this information to monitor the operating efficiencies of segments and trends to monitor the overall health of the of each segment. The CODM evaluates operating performance and allocates resources based on Adjusted EBITDA. In particular, the CODM utilizes Adjusted EBITDA to evaluate total company performance and individual operating segment performance. In addition, the CODM utilizes Adjusted EBITDA in the evaluation of incentive compensation and the annual budget process. The CODM measures segment performance against annual budgets, forecasts and actual results. The CODM does not review information regarding total assets on a reportable segment basis.

A description of the Company's two reportable segments, as determined by our CODM, is as follows:

- *Skillz*: Our platform enables game developers to monetize their content through multi-player competition by integrating real-money tournaments, virtual prizes, and social competition features directly into their games. The platform provides a managed backend that supports key competitive functionality, including player matching, leaderboards, anti-cheat integrity systems, and payment processing. Our scalable multi-player platform allows for real-world prizes that go beyond one-off competitive implementations and provides for a repeatable, developer-accessible system. In exchange for access to our multi-player platform and monetization services, Skillz and its developers share in the aggregate entry fees paid by end users.

- *RZR*: In March 2026, RZR, our performance marketing platform business, rebranded as "RZR." The rebrand reflects an evolution of the platform's capabilities and market positioning and does not represent a change in ownership or legal structure. RZR is a performance marketing platform that enables advertisers to acquire, retain, and monetize users across mobile, connected television (CTV), and other digital channels. The platform utilizes proprietary machine learning and neural network-based architecture to optimize campaigns across user acquisition, retargeting, and brand performance objectives within a unified system. The platform processes large-scale data inputs in real time and applies predictive models to optimize bidding, targeting, and campaign performance across channels. While historically focused on mobile gaming, RZR now serves a broader set of industries, including consumer applications, retail, food and beverage, and entertainment.

The Company's corporate operations primarily support Skillz and are included in the results for the Skillz segment. Likewise, RZR largely has its own corporate operations, which are included in the RZR segment.

For the Skillz Segment, end user engagement marketing represents the cost of incentives provided to end users such as Bonus Cash and Ticketz. Paid acquisition spend represents amounts paid to third parties to promote the Skillz platform. Headcount expenses include salaries, bonuses, contractors, travel, and burden such as employer taxes, benefits and insurance. Consulting fees represent expenses paid for professional fees. Vendor/Software expenses represent fees paid for the Company's annual audit and tax advisors, software and server costs and third party technical support. Legal fees (non-litigation) represents legal expenses that relate to contract negotiations, securities law, compliance and lawsuits that do not relate to the Company's lawsuits against AviaGames, Papaya (see Note 9. Commitments and Contingencies) and a third competitor. Litigation expenses include legal expenses incurred where the Company is pursuing damages against AviaGames and Papaya (see Note 9. Commitments and Contingencies) and a third competitor for unfair business practices and their use of 'bots'. Office and operations expenses represent rent and building maintenance. Other segment items include marketing expenses which, in turn, consists mostly of affiliate marketing, state and corporate fees, fines and penalties and trade shows.

For the RZR Segment, operating expenses include all operating expenses such as headcount, marketing, software, professional fees such as legal, audit and tax compliance and rent.

For both the Skillz and RZR segments, stock-based compensation expenses are not included in operating expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands, unless otherwise noted)

The following tables provide summarized information about the Company's operations by reportable segment and a reconciliation of adjusted EBITDA to loss before income taxes for the years ended December 31, 2025 and 2024.

		Year Ended December 31,		
		2025		**2024**
Revenue				
Skillz	$	78,154	$	82,442
RZR		26,790		10,876
Eliminations[1]		(448)		(453)
Total revenue	$	104,496	$	92,865
Adjusted EBITDA				
Skillz	$	(52,003)	$	(53,205)
RZR		1,546		(7,618)
Total adjusted EBITDA	$	(50,457)	$	(60,823)
Items to reconcile Adjusted EBITDA to loss before income taxes:				
Interest (expense) income, net	$	(5,815)	$	298
Stock-based compensation		(19,580)		(30,015)
Change in fair value of common stock warrant liabilities		—		11
Depreciation and amortization		(1,381)		(1,665)
Other (expense) income, net		(567)		(530)
Gain on litigation settlement[2]		7,500		46,000
Loss before income taxes	$	(70,300)	$	(46,724)

(1) Amounts represent the RZR (formerly Aarki) revenue earned from Skillz.
(2) Amounts represent a gain on a legal settlement recorded in connection with proceeds under terms of a settlement agreement entered into with AviaGames.

(Amounts in tables are in thousands, unless otherwise noted)

The following tables provide summarized information about the Company's operations by reportable segment for the years ended December 31, 2025 and 2024, respectively:

	For the Year Ended December 31, 2025	
	Skillz	RZR
Revenue	$ 78,154	$ 26,790
Less:		
Cost of revenue	(8,532)	(4,246)
End user engagement marketing	(34,046)	
Paid acquisition spend	(15,744)	
Headcount expenses	(26,301)	
Consulting fees	(11,305)	
Vendor and software expenses	(8,204)	
Legal fees (non-litigation)	(3,105)	
Litigation expenses	(16,193)	
Office and operations expenses	(5,589)	
RZR operating expenses		(20,998)
Other segment items	(1,138)	
Adjusted EBITDA	$ (52,003)	$ 1,546

	For the Year Ended December 31, 2024	
	Skillz	RZR
Revenue	$ 82,442	$ 10,876
Less:		
Cost of revenue	(9,522)	(3,883)
End user engagement marketing	(37,164)	
Paid acquisition spend	(15,891)	
Headcount expenses	(26,709)	
Consulting fees	(4,194)	
Vendor and software expenses	(12,852)	
Legal fees (non-litigation)	(6,836)	
Litigation expenses	(13,087)	
Office and operations expenses	(5,659)	
RZR operating expenses		(14,611)
Other segment items	(3,733)	
Adjusted EBITDA	$ (53,205)	$ (7,618)

Transactions Between Segments

Intercompany revenue was approximately $0.5 million for each of the years ended December 31, 2025 and 2024, respectively.

Capital Expenditures

Consolidated capital expenditures were $6.1 million and $2.5 million during the years ended December 31, 2025 and 2024, respectively. Capital expenditures consisted primarily of costs related to internal-use software for the years ended December 31, 2025 and 2024, respectively.

17. Net Loss Per Share

The Company computes net loss per share of our Class A common stock and Class B common stock using the two-class method required for participating securities. Basic and diluted loss per share are the same for each class of common stock as they are entitled to the same liquidation and dividend rights. The effect of potentially dilutive common shares is reflected in diluted loss per share by application of the treasury stock method. The following table sets forth the computation of basic and diluted loss per Class A common stock and Class B common stock (in thousands, except for share and per share data).

	Year Ended December 31,	
	2025	**2024**
Numerator:		
Net loss - basic and diluted	$ (70,408)	$ (46,790)
Denominator:		
Weighted average common shares outstanding – basic and diluted	15,605,220	17,845,771
Net loss per share attributable to common stockholders – basic	$ (4.51)	$ (2.62)

The following outstanding common stock equivalents were considered antidilutive; and therefore, excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented (share numbers are not in thousands):

	Year Ended December 31,	
Number of Securities Outstanding	**2025**	**2024**
Common stock warrants	—	226,786
Common stock options	676,704	681,729
Performance stock units	241,538	669,339
Restricted stock units	1,310,546	1,769,947
Total	2,228,788	3,347,801

18. Subsequent Events

In connection with the Litigation Settlement with AviaGames, we received a payment of $7.5 million on March 27, 2026.

Other than the above, as of the date of the filing of our Consolidated Financial Statements, we had not identified, and were not aware of, any material subsequent events that occurred for the year ended December 31, 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. The term "disclosure controls and procedures" means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated, recorded, processed, summarized, reported and communicated within the time periods specified in the U.S. Securities and Exchange Commission's ("SEC") rules and forms.

Based on the evaluation of our disclosure controls and procedures, management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below. In light of this determination, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the consolidated financial statements for the periods covered by, and included in, this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. In light of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate in light of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

The Company's management, including the CEO and CFO, conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the results of this assessment, management concluded that internal control over financial reporting was not effective as of December 31, 2025, due to the existence of material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

As previously reported, the following material weaknesses continued to exist as of December 31, 2025:

1. Risk assessment: The Company did not maintain a sufficiently formalized and documented enterprise-level risk assessment process aligned with the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result, the Company did not appropriately reassess and adequately design and implement controls over financial reporting, including with respect to identification and review of disclosures and monitoring controls, and with respect to providing the appropriate evidence of review of reconciliations, budgets, and key elements of the financial close process.

2. Information technology general controls ("ITGCs"): As of December 31, 2025, ITGCs in the areas of access and program change management over IT systems that support the Company's financial reporting processes were not designed or operating effectively. Specifically, the Company did not maintain sufficient: (a) user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs, and data to appropriate Company personnel; (b) program change management controls to ensure that IT program and data changes affecting financial information technology applications and underlying records are identified, tested, authorized, and implemented appropriately; and (c) program operations controls. As a result, the Company's related IT dependent manual and application controls that rely upon the affected ITGCs, or information coming from IT systems with affected ITGCs were also deemed ineffective.

3. Internal control over financial reporting: As of December 31, 2025, controls related to properly evaluating accounting processes were not adequately designed, implemented or operating effectively including the lack of sufficient documentation or evidence retained to demonstrate management's sufficient review over several financial statement areas, as it relates to the Company's reconciliations, budgets, key elements of the financial reporting process, and IT-dependent controls. Additionally, there was an inadequate review of complex accounting assumptions, together with a lack of qualified accounting personnel employed during the year.

The material weaknesses described above were identified during management's assessment in prior years and confirmed by our independent registered public accounting firm. Although these material weaknesses did not result in any identified material misstatements of the Company's previously or currently issued financial statements, there is a reasonable possibility that a material misstatement to the consolidated financial statements might not be prevented or detected on a timely basis.

Remediation Efforts

Management has been actively engaged in developing and implementing remediation plans to address these material weaknesses as described below.

During fiscal year 2025, management made the following progress on its remediation efforts:

- Made significant investment in hiring more appropriately skilled accounting resources to enhance the financial close process, technical accounting, tax accounting and internal control over financial reporting capabilities, together with engaging qualified consultants, as appropriate.
- Redesigned certain controls in financial reporting processes and implemented additional internal control procedures in our financial reporting processes.
- Trained finance, accounting, operations and engineering personnel, together with other key roles across the organization in the design and execution of internal controls under required standards.

While we have implemented changes to our control environment, we require additional time to complete the implementation of our remediation plans and demonstrate the effectiveness of our efforts. The material weaknesses cannot be considered remediated until the underlying remediated controls operate for sufficient time, and management has concluded, through testing, that these controls are operating effectively.

Management, with oversight from the Audit Committee, will continue to work to remediate the Company's material weaknesses, and reinforce the overall design and operating effectiveness of our internal control environment. The following has been planned for implementation in management's ongoing efforts to remediate the identified material weaknesses:

- Management will continue to enhance and standardize policies and procedures across the Company to ensure consistency and performance of internal controls;
- Management will continue to make strategic investments in qualified personnel, external consultants, together with deploying available tools and systems to streamline and automate the execution and documentation of internal controls throughout the Company; and
- Management will continue to employ, engage, educate and train personnel, including external consultants, throughout the Company on the importance of documenting and following internal controls.

We expect to complete remediation during fiscal year 2026, subject to successful testing of operating effectiveness.

Changes in Internal Controls Over Financial Reporting

Other than noted above, there were no changes in our internal controls over financial reporting during the fourth quarter of the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our chief executive officer and chief financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. An internal controls system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

In light of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur as a result of a simple error or mistake.

Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate due to changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

An attestation of the Company's internal control over financial reporting by our independent registered public accounting firm is not included as we were a Non-Accelerated Filer and are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Item 9B. Other Information.

During the quarter ended December 31, 2025, none of our directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding our directors, executive officers, and certain corporate governance related matters including our Code of Business Conduct, Standards and Ethics will be contained under the headings "Proposal No. 1," "Executive Officers," and "Corporate Governance," "Insider Trading Policy," and to the extent applicable, "Delinquent Section 16(a) Reports" in the Company's definitive proxy statement to be filed with the SEC in connection with our 2026 annual meeting of stockholders (the "2026 Proxy Statement") is incorporated herein by reference.

Item 11. Executive Compensation.

The information regarding director compensation and executive officer compensation contained under the headings "Board and Corporate Governance Matters — Compensation Committee Interlocks and Insider Participation," "Corporate Governance — Director Compensation Program," and "Executive Compensation" in the 2026 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information regarding share ownership contained under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners, Directors and Management" in the 2026 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information regarding director independence and related party transactions under the headings "Corporate Governance — Independence of Directors" and "Certain Relationships and Related Transactions," respectively, in the 2026 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information regarding audit fees, audit-related fees, tax fees, all other fees, and the Audit Committee's policies and procedures on pre-approval of audit and permissible non-audit services of independent auditors contained under the heading "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the 2026 Proxy Statement is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a) We have filed the following documents as part of this Annual Report:

1. Financial Statements

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report.

All schedules have been omitted as they are either not required or not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

2. Exhibits

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date
2.1	Merger Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp., FEAC Merger Sub Inc., Skillz Inc., and Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc.	8-K(1)	2.1	9/2/2020
2.2	Agreement and Plan of Merger, dated as of June 1, 2021, by and among Skillz Inc., Spades Merger Sub I, Spades Merger Sub II, RZR Inc. and Shareholder Representative Services	8-K	2.1	6/2/2021
3.1	Fifth Amended and Restated Certificate of Incorporation	8-K	3.1	12/11/2024
3.2	Amended and Restated Bylaws of Skillz Inc.	8-K	3.2	12/21/2020
4.1	Form of Specimen Class A Common Stock Certificate of Skillz Inc.	8-K	4.1	12/21/2020
4.2	Description of Skillz Inc.'s Securities			
4.3	Indenture, dated as of December 20, 2021, among Skillz Inc., each of the guarantors party thereto and UMB Bank, N.A., as Trustee	8-K	4.1	12/20/2021
4.4	First Supplemental Indenture, dated April 13, 2023, by and among Skillz Inc. the guarantors party thereto and UMB Bank, N.A., as trustee and collateral agent	8-K	4.1	4/14/2023
4.5	Form of 10.250% Note due 2026 (included as Exhibit A to Exhibit 4.4)	8-K	4.2	12/20/2021
10.1+	Skillz Inc. 2020 Omnibus Incentive Plan	S-4(1)	Annex F	9/8/2020
10.2+	Amendment No. 1 to the Skillz Inc. 2020 Omnibus Incentive Plan	10-Q	10.2	8/8/2023
10.3+	Skillz Inc. 2020 Employee Stock Purchase Plan	S-4(1)	Annex G	9/8/2020
10.4+	Amendment No. 1 to the Skillz Inc. 2020 Employee Stock Purchase Plan	10-Q	10.1	8/8/2023
10.5+	Amendment No. 1 to the RZR, Inc. 2010 Stock Plan	10-Q	10.3	8/8/2023
10.6+	Form of Indemnification Agreement	8-K	10.1	2/26/2021
10.7	Support Agreement, dated as of September 1, 2020, by and among Flying Eagle Acquisition Corp. and certain Supporting Stockholders of Skillz Inc.	8-K(1)	10.3	9/2/2020
10.8	Eighth Amended and Restated Investors' Rights Agreement, dated September 1, 2020, by and among Flying Eagle Acquisition Corp., Skillz Inc. and certain of its stockholders	8-K(1)	10.2	9/2/2020
10.9†	Earnout Escrow Agreement, dated December 16, 2020 by and among Skillz Inc., Andrew Paradise, solely in his capacity as representative of the stockholders of Skillz Inc., Eagle Equity Partners II LLC and Continental Stock Transfer & Trust Company	8-K	10.6	12/21/2020
10.10	Director Nomination Agreement, dated December 16, 2020, by and between Skillz Inc. and Eagle Equity Partner II, LLC	8-K	10.7	12/21/2020

10.11	Note Cancellation Agreement dated as of December 16, 2020 by and between Skillz Inc. and Andrew Paradise	8-K	10.8	12/21/2020
10.12	Note Cancellation Agreement dated as of December 16, 2020 by and between Skillz Inc. and Casey Chafkin	8-K	10.9	12/21/2020
10.13†*	Amendment to Skillz Online Developer Terms and Conditions of Service, dated January 15, 2020, by and between Skillz Inc and Tether Studios, Inc.	S-4(1)	10.9	11/2/2020
10.14+	Form of Option Agreement	8-K	10.11	12/21/2020
10.15+	Skillz Inc. Executive Severance and Change in Control Plan	8-K	10.12	12/21/2020
10.16+	Form of Severance Plan Participation Agreement	8-K	10.13	12/21/2020
10.17	Investor Rights Agreement dated September 1, 2020 by and among Flying Eagle Acquisition Corp., Skillz Inc., and the stockholders named therein	8-K	10.14	12/21/2020
10.18+	Offer Letter, signed by Skillz Inc. and Jason Roswig, dated as of June 24, 2022	10-Q	10.1	8/4/2022
10.19+	Letter Agreement, dated September 19, 2024, between Skillz Inc. and Casey Chafkin	8-K	10.1	9/25/2024
10.20+	Offer Letter, dated June 21, 2025, between Skillz Inc. and Todd A. Valli	8-K	10.1	7/14/2025
10.21	Form of Non-Competition and Non-Solicitation Agreement, dated as of June 1, 2021, by and between Skillz Inc. and Certain Stockholders of RZR, Inc.	8-K	99.1	6/2/2021
10.22	CEO Equity Award Agreement, dated as of November 23, 2022	8-K	10.1	11/30/2022
10.23	Confidentiality, Non-Competition, Non-Solicitation and Assignment of Inventions Agreement, dated as of May 13, 2013	10-K	10.20	3/31/2023
10.24	Offer Letter, dated October 17, 2023, between Skillz Inc. and Gaetano Franceschi	8-K	10.1	1/9/2024
10.25**	Skillz Developer Terms and Conditions, dated December 16, 2025			
10.26+	Offer Letter, dated December 15, 2025, between Skillz Inc. and Michael Darwal	8-K	10.2	12/18/2025
10.27+	Transition and Separation Agreement, dated December 17, 2025, between Skillz Inc. and Gaetano Franceschi	8-K	10.1	12/18/2025
10.28+	CEO Long-Term Incentive Equity Award Agreement, dated December 19, 2025	8-K	10.1	12/23/2025
10.29+	CEO Special Performance Stock Unit Award Agreement, dated December 19, 2025	8-K	10.2	12/23/2025
16.1	Letter from Grant Thornton LLP dated December 17, 2025 to the Securities and Exchange Commission regarding change in certifying accountant	8-K	16.1	12/18/2025
19.1	Insider Trading Policy	10-Q	19.1	12/11/2025
21.1**	Subsidiaries of Registrant			
23.1**	Consent of Deloitte and Touche LLP, Independent Registered Public Accounting Firm			
23.2**	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm			
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
31.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
32.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
32.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
97**	Clawback Policy			

101.INS***	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH***	Inline XBRL Taxonomy Extension Schema Document
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	Inline XBRL Definition Linkbase Document
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

* Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

**Filed herewith.

+ Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLZ INC.

By: /s/ Todd A. Valli
Name: Todd A. Valli
Title: Chief Accounting Officer
Date: March 31, 2026

Signature	Title	Date
/s/ Andrew Paradise Andrew Paradise	Chief Executive Officer and Chairman (Principal Executive Officer)	March 31, 2026
/s/ Gaetano Franceschi Gaetano Franceschi	Chief Financial Officer (Principal Financial Officer)	March 31, 2026
/s/ Todd A. Valli Todd A. Valli	Chief Accounting Officer (Principal Accounting Officer)	March 31, 2026
/s/ Casey Chafkin Casey Chafkin	Director	March 31, 2026
/s/ Alex Mandel Alex Mandel	Director	March 31, 2026
/s/ Henry Hoffman Henry Hoffman	Director	March 31, 2026
/s/ Anthony Cabot Anthony Cabot	Director	March 31, 2026
/s/ Kent Wakeford Kent Wakeford	Director	March 31, 2026
/s/ Gary Vecchiarelli Gary Vecchiarelli	Director	March 31, 2026